[redacted]

08002486

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shanghai Jin Jiang Int'l Hotels

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 13 2008
THOMSON REUTERS

FILE NO. 82- 35063 FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 5/12/08

BEST AVAILABLE COPY

INFORMATION ON HOTELS OF THE GROUP

STATISTICS OF HOTELS UNDER DEVELOPMENT

Under development	Hotels in which the Group held hotel interests and managed by the Group		Hotels in which the Group held hotel interests but managed by third parties		Hotels owned by third parties but managed by the Group		Hotels owned by third parties but granted franchises by the Group		Total hotels under development	
	Number of hotels	Total number of rooms	Number of hotels	Total number of rooms	Number of hotels	Total number of rooms	Number of hotels	Total number of rooms	Number of hotels	Total number of rooms
As at 31 December 2007										
Hotel Category										
Landmark Hotels	–	–	–	–	–	–	–	–	–	–
Luxury Hotels (excluding Landmark Hotels)										
– 5-star hotels	1	250	–	–	13	4,062	–	–	14	4,312
– 4-star hotels	–	–	–	–	8	3,069	–	–	8	3,069
Subtotal	1	250	–	–	21	7,131	–	–	22	7,381
Commercial Hotels										
– 3-star hotels	–	–	–	–	–	–	–	–	–	–
– 2-star hotels	–	–	–	–	–	–	–	–	–	–
Subtotal	–	–	–	–	–	–	–	–	–	–
Jin Jiang Inn Budget Hotels	50	7,687	–	–	–	–	70	7,529	120	15,216
Total	51	7,937	–	–	21	7,131	70	7,529	142	22,597
As at 31 December 2006										
Hotel Category										
Landmark Hotels	–	–	–	–	–	–	–	–	–	–
Luxury Hotels (excluding Landmark Hotels)										
– 5-star hotels	2	650	–	–	12	4,170	–	–	14	4,820
– 4-star hotels	–	–	–	–	9	2,450	–	–	9	2,450
Subtotal	2	650	–	–	21	6,620	–	–	23	7,270
Commercial Hotels										
– 3-star hotels	–	–	–	–	–	–	–	–	–	–
– 2-star hotels	–	–	–	–	–	–	–	–	–	–
Subtotal	–	–	–	–	–	–	–	–	–	–
Jin Jiang Inn Budget Hotels	47	8,213	–	–	–	–	43	4,870	90	13,083
Total	49	8,863	–	–	21	6,620	43	4,870	113	20,353

INFORMATION ON HOTELS OF THE GROUP

STATISTICS OF HOTELS IN OPERATION

In operation	Hotels in which the Group held hotel interests and managed by the Group		Hotels in which the Group held hotel interests but managed by third parties		Hotels owned by third parties but managed by the Group		Hotels owned by third parties but granted franchises by the Group		Total hotels in operation	
	Number of hotels	Total number of rooms	Number of hotels	Total number of rooms	Number of hotels	Total number of rooms	Number of hotels	Total number of rooms	Number of hotels	Total number of rooms
As at 31 December 2007										
Hotel Category										
Landmark Hotels	**6**	**1,613**	**–**	**–**	**–**	**–**	**–**	**–**	**6**	**1,613**
Luxury Hotels (excluding Landmark Hotels)										
– 5-star hotels	**4**	**2,497**	**2**	**974**	**10**	**3,518**	**–**	**–**	**16**	**6,989**
– 4-star hotels	**7**	**3,271**	**2**	**944**	**26**	**5,891**	**–**	**–**	**35**	**10,106**
Subtotal	**11**	**5,768**	**4**	**1,918**	**36**	**9,409**	**–**	**–**	**51**	**17,095**
Commercial Hotels										
– 3-star hotels	**8**	**1,839**	**–**	**–**	**9**	**1,942**	**–**	**–**	**17**	**3,781**
– 2-star hotels	**3**	**472**	**–**	**–**	**1**	**100**	**–**	**–**	**4**	**572**
Subtotal	**11**	**2,311**	**–**	**–**	**10**	**2,042**	**–**	**–**	**21**	**4,353**
Jin Jiang Inn Budget Hotels	**67**	**11,042**	**–**	**–**	**–**	**–**	**93**	**12,097**	**160**	**23,139**
Total	**95**	**20,734**	**4**	**1,918**	**46**	**11,451**	**93**	**12,097**	**238**	**46,200**
As at 31 December 2006										
Hotel Category										
Landmark Hotels	6	1,619	–	–	–	–	–	–	6	1,619
Luxury Hotels (excluding Landmark Hotels)										
– 5-star hotels	3	2,148	2	974	6	1,797	–	–	11	4,919
– 4-star hotels	7	3,278	2	944	24	5,466	–	–	33	9,688
Subtotal	10	5,426	4	1,918	30	7,263	–	–	44	14,607
Commercial Hotels										
– 3-star hotels	9	2,215	–	–	10	1,904	–	–	19	4,119
– 2-star hotels	3	472	–	–	1	100	–	–	4	572
Subtotal	12	2,687	–	–	11	2,004	–	–	23	4,691
Jin Jiang Inn Budget Hotels	41	6,378	–	–	–	–	50	6,567	91	12,945
Total	69	16,110	4	1,918	41	9,267	50	6,567	164	33,862

CORPORATE INFORMATION

EXECUTIVE DIRECTORS
Mr. Yu Minliang *(Chairman)*
Ms. Chen Wenjun
Mr. Yang Weimin *(CEO)*
Mr. Chen Hao
Mr. Yuan Gongyao
Mr. Xu Zurong
Mr. Han Min
Mr. Kang Ming

NON-EXECUTIVE DIRECTOR
Mr. Shen Maoxing *(Vice Chairman)*

INDEPENDENT NON-EXECUTIVE DIRECTORS
Mr. Ji Gang
Mr. Xia Dawei
Mr. Sun Dajian
Dr. Rui Mingjie
Mr. Yang Menghua
Dr. Tu Qiyu
Mr. Shen Chengxiang
Mr. Lee Chung Bo

SUPERVISORS
Mr. Wang Xingze
(Chairman of Supervisory Committee)
Mr. Wang Guoxing
Mr. Ma Mingju
Ms. Chen Junjin
Ms. Jiang Ping
Mr. Zhou Qiquan

JOINT COMPANY SECRETARIES
Dr. Laurence Yuen Chin Yau, *PhD, FCPA, FCS*
Mr. Kang Ming

QUALIFIED ACCOUNTANT
Dr. Laurence Yuen Chin Yau, *PhD, FCPA, FCS*

AUDIT COMMITTEE
Mr. Xia Dawei *(Chairman)*
Mr. Yang Menghua
Mr. Sun Dajian

REMUNERATION COMMITTEE
Mr. Chen Hao *(Chairman)*
Mr. Ji Gang
Mr. Yang Menghua

STRATEGIC INVESTMENT COMMITTEE
Mr. Yang Weimin *(Chairman)*
Mr. Chen Hao
Dr. Rui Mingjie

AUTHORISED REPRESENTATIVES
Mr. Yang Weimin
Dr. Laurence Yuen Chin Yau, *PhD, FCPA, FCS*

ALTERNATE TO AUTHORISED REPRESENTATIVES
Ms. Chen Junjin

INTERNATIONAL AUDITOR
PricewaterhouseCoopers

PRC AUDITOR
Deloitte Touche Tohmatsu CPA Ltd.

LEGAL ADVISERS
As to Hong Kong law & US law:
Baker & McKenzie

As to PRC law:
King and Wood

CHINESE NAME OF THE COMPANY
上海錦江國際酒店（集團）股份有限公司

ENGLISH NAME OF THE COMPANY
Shanghai Jin Jiang International Hotels (Group) Company Limited

H SHARE REGISTRAR AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

INVESTOR AND MEDIA RELATIONS CONSULTANT
iPR Ogilvy Limited

PRINCIPAL BANKERS
Industrial and Commercial Bank of China, Shanghai Branch
Bank of China, Shanghai Branch

LEGAL ADDRESS
Room 316–318,
No. 24 Yang Xin Dong Road
Shanghai,
The People's Republic of China (the "PRC")

PRINCIPAL PLACE OF BUSINESS IN THE PRC
13th Floor,
Youyou Yanqiao Building,
No. 489 Pudian Road,
Shanghai, the PRC

JOINT COMPANY SECRETARIAL OFFICE
6/F., 51 Guangdong Road
Shanghai, the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
Room 3203, 32nd Floor
Shun Tak Centre, West Tower
200 Connaught Road Central
Hong Kong Special Administrative Region of the PRC ("Hong Kong")

STOCK EXCHANGE ON WHICH H SHARES OF THE COMPANY ("H SHARES") ARE LISTED:
Main board ("Main Board") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange")

Abbreviation of H Shares:
JINJIANG HOTELS
Stock code: 02006
Website: www.jinjianghotels.com.cn
Tel: (86-21) 6326 4000
Fax: (86-21) 6321 7836

CONTENTS



Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited
(a joint stock company incorporated in the People's Republic of China with limited liability)
Stock Code : 02006

ANNUAL REPORT 2007



1	Anqing	26	Hangzhou	51	Nantong	76	Wujiang
2	Baoding	27	Harbin	52	Ningbo	77	Wuxi
3	Baoji	28	Hefei	53	Qian'an	78	Wuzhen
4	Beijing	29	Hohhot	54	Qingdao	79	Xiamen
5	Bengbu	30	Huai'an	55	Quanzhou	80	Xi'an
6	Changchun	31	Huangshan	56	Rizhao	81	Xianyang
7	Changsha	32	Huzhou	57	Sanya	82	Xiaoshan
8	Changshu	33	Jiangyin	58	Shanghai	83	Xinchang
9	Changzhou	34	Jiaxing	59	Shaoxing	84	Xining
10	Chengde	35	Jinan	60	Shenyang	85	Xuzhou
11	Chengdu	36	Jingdezhen	61	Shenzhen	86	Yancheng
12	Chongqing	37	Jinggangshan	62	Shijiazhuang	87	Yangzhou
13	Dalian	38	Jining	63	Suqian	88	Yantai
14	Daqing	39	Jurong	64	Suzhou	89	Yichang
15	Datong	40	Kunming	65	Taicang	90	Yinchuan
16	Dongguan	41	Kunshan	66	Taiyuan	91	Yiwu
17	Dongying	42	Langfang	67	Taizhou	92	Yixing
18	Fuzhou	43	Lanzhou	68	Tangshan	93	Zhangjiagang
19	Ganzhou	44	Lhasa	69	Tianjin	94	Zhangjiajie
20	Guangyuan	45	Lianyungang	70	Tonglu	95	Zhengzhou
21	Guangzhou	46	Liaocheng	71	Urumqi	96	Zhenjiang
22	Guilin	47	Linyi	72	Weifang	97	Zhongshan
23	Guiyang	48	Nanchang	73	Wenzhou	98	Zhuhai
24	Haikou	49	Nanjing	74	Wuhan	99	Zhuji
25	Handan	50	Nanning	75	Wuhu	100	Zibo

Landmark Hotels



Luxury Hotels



Commercial Hotels



Budget Hotels



INFORMATION ON HOTELS OF THE GROUP

STATISTICS OF REGIONAL DISTRIBUTION

		In operation				Under development			
		Star-rated hotels		Jin Jiang Inn Budget Hotels		Star-rated hotels		Jin Jiang Inn Budget Hotels	
Province/autonomous region/ municipality		No. of hotels	Total No. of rooms	No. of hotels	Total No. of rooms	No. of hotels	Total No. of rooms	No. of hotels	Total No. of rooms
Eastern region	Shanghai	32	10,813	47	6,743	1	880	21	2,505
	Zhejiang	2	593	13	1,752	–	–	11	1,284
	Jiangsu	8	2,093	37	4,762	2	610	17	1,902
	Anhui	1	198	3	378	–	–	4	355
	Shandong	1	200	7	876	4	1,140	9	957
Northern region	Beijing	15	3,561	12	2,034	1	462	6	812
	Tianjin	1	314	5	807	–	–	4	592
	Hebei	4	914	2	282	3	885	–	–
	Liaoning	1	320	4	696	1	420	3	551
	Jilin	–	–	1	157	–	–	1	137
	Heilongjiang	1	164	2	291	2	519	2	176
Central region	Henan	1	277	5	792	–	–	3	474
	Hubei	2	472	3	686	1	240	1	86
	Hunan	–	–	–	–	–	–	5	641
	Jiangxi	2	375	3	371	1	360	3	467
	Guangxi	–	–	–	–	–	–	2	385
Southern region	Fujian	–	–	1	92	1	300	7	775
	Guangdong	1	420	3	570	1	350	4	524
	Hainan	1	243	1	283	1	300	–	–
Northwestern region	Shanxi	1	398	1	164	–	–	6	974
	Shaanxi	–	–	4	538	–	–	3	308
	Gansu	1	236	–	–	–	–	–	–
	Qinghai	–	–	1	155	–	–	1	140
	Xinjiang	–	–	–	–	–	–	1	150
	Inner Mongolia	1	900	–	–	–	–	1	240
	Ningxia	–	–	–	–	–	–	1	150
Southwestern region	Chongqing	–	–	2	257	1	315	–	–
	Sichuan	–	–	3	453	2	600	2	369
	Guizhou	1	250	–	–	–	–	1	192
	Yunnan	1	320	–	–	–	–	–	–
	Tibet	–	–	–	–	–	–	1	70
Total		78	23,061	160	23,139	22	7,381	120	15,216

INFORMATION ON HOTELS OF THE GROUP

Star-rated Hotels in which the Group holds substantial interests (Note)

Name of hotels	Effective interests held by the Company	Total Number of rooms
Landmark Hotels		
Jin Jiang Hotel	100.00%	434
Peace Hotel	100.00%	260
Park Hotel	100.00%	244
Pacific Hotel	100.00%	189
New Asia Hotel	50.31%	344
Metropole Hotel	50.31%	142
5-star hotels		
Jin Jiang Tower	100.00%	648
Huating Hotel & Towers	50.00%	803
Jin Jiang Tomson Hotel	25.16%	421
Renaissance Yangtze Shanghai Hotel	20.12%	553
Kunlun Hotel	47.41%	646
Wuhan Jin Jiang International Hotel	75.16%	400
4-star hotels		
Jian Guo Hotel	32.70%	454
Galaxy Hotel	100.00%	666
Rainbow Hotel	100.00%	642
Cypress Hotel	100.00%	149
Shanghai Hotel	100.00%	755
Sofitel Hyland	33.54%	401
New Asia Plaza Great Wall Hotel	100.00%	543
Wuxi Jin Jiang Grand Hotel	25.00%	285
Kunming Jin Jiang Hotel	99.83%	320
3-star hotels		
Peace Palace Hotel	100.00%	103
New Garden Hotel	57.00%	310
Jinsha Hotel	100.00%	294
Da Hua Hotel	100.00%	90
Y.M.C.A Hotel	100.00%	159
Hua Ting Guest House	100.00%	190
Zhongya Hotel	22.64%	388
Jiangsu Jin Jiang Nanjing Hotel	40.00%	305
2-star hotels		
East Asia Hotel	50.31%	167
Nanjing Hotel	50.31%	165
Min Hang Hotel	50.31%	140

Note: 20% or more equity interests directly and indirectly held by the Company.

MAJOR AWARDS



MAJOR AWARDS RECEIVED IN 2007

- "President's Award 2006/2007" for charity works

  The Community Chest, Hong Kong

- Top 10 Hotel Group in China 2007

  TTG Asia

- Top 100 PRC Company in Commercial Technology 2007

  Information Week

MAJOR AWARDS RECEIVED IN 2008

3rd Annual Starlight Award for PRC Hotels

- Most Competitive Domestic Hotel Brand in China
- Best Domestic Hotel Management Group in China
- Best Budget Hotel Chain in China

Forum on Development and Financing of PRC Hotel Industry 2008

- Award for Pioneering Development in the PRC Hotel Industry









FINANCIAL HIGHLIGHTS

RMB million	2007	2006	2005	2004	2003
Revenue	**3,197**	3,030	2,808	2,373	1,615
EBITDA	**1,169**	1,047	945	806	436
Profit attributable to equity holders of the Company	**383**	335	313	179	(77)
Dividends	**137**	145	146	—	—
Proposed dividend per share (RMB cents)*	**3.00**	2.60	N/A	N/A	N/A
Total assets	**13,828**	10,201	6,944	6,785	6,946
Total liabilities	**2,930**	3,068	2,706	2,738	3,698
Net assets (total equity)	**10,898**	7,133	4,238	4,047	3,248
Net assets per share (RMB)	**2.39**	1.56	1.28	1.23	0.98
Gearing ratio**	**3.6%**	19.3%	21.3%	7.6%	25.7%
Capital expenditure	**1,012**	970	1,890	1,416	473
Net cash generated from operating activities	**470**	543	917	337	292

* Figures of dividend payout ratio and number of shares entitled to dividends have not been presented as such information is not comparable.

** Gearing ratio is calculated as total borrowings divided by total assets as shown in the consolidated balance sheet. Total borrowings include non-current and current borrowings.

Revenue


RMB million
4,000
3,000
2,000
1,000
0
2007
2006
2005
2004
2003

Profit attributable to equity holders of the Company


RMB million
600
400
200
0
-200
2007
2006
2005
2004
2003

Net assets


RMB million
12,000
9,000
6,000
3,000
0
2007
2006
2005
2004
2003

Gearing ratio


%
100
75
50
25
0
2007
2006
2005
2004
2003

OPERATIONAL STATISTICS

	2007	2006
Average Occupancy Rate		
— Landmark Hotels	**73%**	76%
— 5-star Luxury Hotels	**70%**	72%
— 4-star Luxury Hotels	**71%**	70%
— 3-star Commercial Hotels	**65%**	73%
— 2-star Commercial Hotels	**71%**	74%
— Jin Jiang Inn Budget Hotels	**74%**	74%
Average room rate (RMB)		
— Landmark Hotels	**709**	733
— 5-star Luxury Hotels	**1,011**	1,015
— 4-star Luxury Hotels	**617**	627
— 3-star Commercial Hotels	**310**	351
— 2-star Commercial Hotels	**290**	289
— Jin Jiang Inn Budget Hotels	**195**	194
RevPAR (RMB)		
— Landmark Hotels	**515**	560
— 5-star Luxury Hotels	**709**	736
— 4-star Luxury Hotels	**440**	442
— 3-star Commercial Hotels	**201**	256
— 2-star Commercial Hotels	**206**	212
— Jin Jiang Inn Budget Hotels	**145**	144

Notes:

A. Peace Hotel has been excluded from the above analysis under the category of Landmark Hotels in 2007 due to its suspension for renovation since April 2007.

B. Rooms for renovation Jin Jiang Tower were excluded from the above analysis under the category of 5-star Luxury Hotels in 2007 due to the reduction in its available rooms during renovation. Wuhan Jin Jiang International Hotel was excluded from the above analysis due to soft opening for certain floors commencing since July 2007.

C. Peace Palace Hotel was excluded from the above analysis under the category of 3-star Commercial Hotels in 2007 due to suspension for renovation since April [illegible] Jiu Long Hotel was excluded as its results have not been consolidated into the Group since 2007. Jiangsu Nanjing Hotel, which was acquired in 2006, was in[illegible] and its operational results have been affected by nearby road constructions in [illegible]

D. None of the Group's [illegible] suspended for [illegible]ment in 2006.



CORPORATE STRUCTURE

The following diagram sets out the principal subsidiaries, jointly controlled entities and associated companies of the Company as at 31 December 2007:


Public Shareholders
Shanghai Jin Jiang International Investment and Management Company Limited (formerly known as Shanghai Huating Group Company Limited)
100%
Jin Jiang International Holdings Company Limited
30.48%
3.48%
66.04%
1.39%
The Company
98.61%
Shanghai Jin Jiang International Hotels Group (HK) Co., Ltd.
50.31%
Shanghai Jin Jiang International Hotels Development Company Limited
71.225%
Jin Jiang Inn Company Limited
20%
99%
Shanghai New Asia Plaza Great Wall Hotel Co., Ltd.
1%
99%
Cypress Hotel Co., Ltd.
1%
99%
Shanghai Jin Jiang Park Hotel Co., Ltd.
1%
99%
Y.M.C.A Hotel Co., Ltd.
1%
99%
Shanghai Rainbow Hotel Co., Ltd.
1%
99%
Shanghai Galaxy Hotel Co., Ltd.
1%
99%
Shanghai Huating Guest House Co., Ltd.
1%
99%
Shanghai Hotel Co., Ltd.
1%
99%
Jinsha Hotel Co., Ltd.
1%
99%
Shanghai Jin Jiang Da Hua Hotel Co., Ltd.
1%
50%
Shanghai Hua Ting Hotel and Towers Co., Ltd.
80%
20%
90%
Jin Jiang International Finance Co., Ltd.
10%
49%
Jin Jiang Nanjing Hotel, Jiangsu
75%
Kunming Jin Jiang Hotel Co., Ltd.
25%
35%
Beijing Kunlun Hotel Co., Ltd.
12.5%
50%
Wuhan Jin Jiang International Hotel Co., Ltd.
50%
25%
Wuxi Jin Jiang Grand Hotel Co., Ltd.
30%
Chengdu Jinhe Real Estate Co., Ltd.
57%
Shanghai New Garden Hotel
Landmark Hotel
Luxury Hotel
Commercial Hotel
Jin Jiang Inn Budget Hotels
Others

DEFINITIONS AND GLOSSARY OF TECHNICAL TERMS

"ADR"	room revenue divided by rooms in use
"Available Rooms"	number of rooms available of each hotel after deducting Permanent House Use
"Commercial Hotels"	hotels in which the Group holds Hotel Interests or which are owned by the third parties but managed by the Group, which have obtained or are expected to obtain 3-star or 2-star ratings (excluding Jin Jiang Pacific Hotel, New Asia Hotel and Metropole Hotel which are categorised as Landmark Hotels of the Group and other 3-star and 2-star hotels managed by Jin Jiang Inn), according to the criteria set by the Group
"Company"	Shanghai Jin Jiang International Hotels (Group) Company Limited
"F&B Services"	hotel-related food and beverage services
"Franchisee(s)"	third parties who have entered into franchise agreement(s) with the Group for the licence to use the Jin Jiang trademark or Jin Jiang Inn trademarks
"Group"	the Company and its subsidiaries or, where the context so requires, in respect of the period prior to the date of incorporation of the Company, those entities and businesses which were contributed to and operated by the Company upon its establishment
"Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are associated companies, jointly controlled entities or subsidiaries of the Company
"Jin Jiang Inn"	Jin Jiang Inn Company Limited
"Jin Jiang Inn Budget Hotels"	budget hotels in which the Group holds Substantial Hotel Interests and managed by Jin Jiang Inn, or which are owned by third parties to which Jin Jiang Inn has granted a franchise, most of which are operating under the trademarks of 锦江之星 and JJ INN
"Landmark Hotels"	Jin Jiang Hotel, Peace Hotel, Park Hotel, Metropole Hotel, New Asia Hotel and Pacific Hotel
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Luxury Hotels"	hotels in which the Group holds Hotel Interests or which are owned by third parties but managed by the Group which have obtained or are expected to obtain 5-star or 4-star ratings (excluding Jin Jiang Hotel, Peace Hotel and Park Hotel, which are categorised as Landmark Hotels), according to the criteria set by the Group
"Occupancy Rate"	rooms in use divided by Available Rooms for a given period
"Permanent House Use"	guestrooms which have been removed from the saleable inventory for a period longer than six months
"Prospectus"	the prospectus issued by the Company on 30 November 2006
"RevPAR"	room revenue per Available Room
"Star-rating" or "Star-rated"	number of star conferred by the National Tourism Administration of the PRC to a hotel according to the Star-rating Standard Manual and a Star-rated hotel refers to a hotel with Star-rating conferred as mentioned above
"Star-Rating Standard Manual"	the star-rating standard for tourist hotels published by the National Tourism Administration of the PRC
"Substantial Hotel Interests"	the equity interests held by the Group in companies engaged in hotel operations which are jointly controlled entities or subsidiaries of the Company





CHAIRMAN'S STATEMENT

Dear shareholders:

On behalf of the Board of Directors of the Company ("Board"), I am pleased to present the annual report of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company" or "Jin Jing Hotels") and it subsidiaries (together the "Group") for the year ended 31 December 2007. Besides being the first full financial year after being listed in Hong Kong on 15 December 2006, 2007 bears significant meaning to the history and development of the Group. Continued from the preceding stable growth achieved in 2006, the Group stride forward in 2007 by adopting proactive but prudent business strategies. Outstanding results have been accomplished in the expansion of star-rated hotels and Jin Jiang Inn Budget Hotels, brand building, strengthening of management systems and talents recruitment.

In view of the satisfactory results achieved in the 2007 with stable growth in both revenue and profit, the Board has recommended a final dividend of RMB3 cents per share for the year ended 31 December 2007 in appreciation of shareholders' longstanding support.

Being the leading hotel operation and management group in China, the Group maintained its position as one of the leading hotel operators in Asia in terms of the number of hotel rooms by continuously expanding its operations in six geographical regions which are identified by itself as strategic focus for development, namely, eastern, northern, central, southern, southwestern and northwestern regions of Mainland China in spite of increasing competition in the hotel industry during the year under review. By the end of the year, the Group had 380 hotels in operation or under development or close to 70,000 rooms in 100 cities spanning across 31 provinces, autonomous regions and municipalities in China.

Our star-rated hotels delivered satisfactory business performance with stable progress. The Group currently owns 100 star-rated hotels with 78 of them in operation, mostly of 4-star and 5-star rating. Our star-rated hotels in Shanghai outperformed the market, despite intense competition from other market players. To further enhance its competitive advantages, the Group increased its investments in hotel refurbishment and renovation to conduct various refurbishment in certain Landmark Hotels and Luxury Hotels in different degrees. The refurbishment of Peace Hotel, our largest renovation project at the moment, will take approximately two years to complete. Major renovation of existing properties would inevitably result in a temporary setback in the revenue from the Group's hotel operations, but such renovations are essential for the long-term development of Jin Jiang Brand in up-scale hotel operation.



CHAIRMAN'S STATEMENT

Wuhan Jin Jiang International Hotel, the Group's brand new 5-star flagship hotel in Central China, commenced soft operation in July 2007 and full-scale operation in late March 2008, marking an important milestone in the nationwide strategic layout of the Group.

As a pioneer in budget hotel operations in China, the Group has achieved leaping growth in its budget hotel operations in the past decade since the launch of the first Jin Jiang Inn Budget Hotel by the Company in 1997, taking the number of budget hotels to 280. While the Yangtze Delta region had been the traditional battlefield for the development of Jin Jiang Inn Budget Hotel, the Group was also looking to vigorously develop this infinite business potential in the Beijing-Tianjin Bohai gulf and the Pearl River Delta Region to cater for the enormous market demand. During 2007, Jin Jiang Inn Budget Hotel has achieved a rapaid growth momentum in meeting its target of establishing close to 100 new inns and expanded its nation-wide presence. Moreover, the Group was also actively developing the franchise business to broaden the income base of its budget hotel business by leveraging the brand name of "Jin Jiang Inn".

Since its listing in December 2006, the Group's persistent adherence to sound corporate governance principles and effort to maintain high transparency have won the confidence, recognition and support from investors. To ensure stable business development and further brand building, the Group will continue to seek improvements in the areas of corporate governance and operational transparency and strengthen its internal control systems for the purpose of minimizing risks and protecting shareholders' interests.

Looking ahead, the Group is facing the challenge of increasing hotel supply and growing competition in the market. The Company will strive to enhance its core competitive advantages and facilitate sustainable development through the implementation of various corporate strategies to expand its star-rated hotels and budget hotels, expand its strategic presence throughout China and improve its service quality. Meanwhile, we intend to capture enormous growth opportunities ahead by leveraging the growing importance of the hospitality industry in China's economic development and the rosy prospects and vast potential presented by a thriving tourism industry in both the international and domestic markets, as well as preparing ourselves for the upcoming international events such as Beijing Olympic Games 2008 and Shanghai World Expo 2010.

In the coming year, the Company will strive to increase return on equity by uncovering the inherent investment value of its hotel property assets and grow into a leading international hotel operator and manager in China. With the same goal in mind, we will join hands with our shareholders and go forward to create an even brighter future.

I would like to take this opportunity to express sincere gratitude to every one of our employees, whose restless enthusiasm and wholehearted devotion have contributed to the development of "Jin Jiang" as a household name in the PRC hotel industry. I would also like to thank our shareholders, investors and the public for their enduring support and unfailing recognition of our vision and future expansion strategies.

Yu Minliang
Chairman
Shanghai, China
18 April 2008



MANAGEMENT DISCUSSION AND ANALYSIS

OPERATIONAL REVIEW

The Company's operations in Star-rated hotel operation, Jin Jiang Inn Budget Hotels, Star-rated hotel management and Food and restaurants enjoyed stable growth in 2007. Continuous expansion in business scale and new accomplishments in brand building, network development, management systems and talent recruitment were achieved. During 2007, the Company reported a growth in revenue and profit attributable to equity holders of the Company, which amounted to approximately RMB3,197,065,000 and approximately RMB383,417,000 respectively, representing growth of approximately 5.5% and approximately 14.5% against 2006.

As at 31 December 2007, the Company held or managed 380 hotels in operation or under development with close to 70,000 rooms, spreading across 100 cities in 31 provinces, autonomous regions and municipalities in China. The Group remained one of the leading hotel groups in the PRC in terms of the number of hotel rooms. According to the latest ranking of global hotel groups announced by the HOTELS Magazine (the official publication of The International Hotel & Restaurant Association) in July 2007, the Group ranked 17th in the world in terms of the number of hotel rooms.

STAR-RATED HOTEL OPERATION

Star-rated hotel operation is one of the major sources of revenue for the Group while Shanghai is the base of the Group's business, accommodating over 80% of our self-managed Star-rated hotels. In 2007, Shanghai received over five million staying overnight foreign visitors (inclusive of Hong Kong, Macau and Taiwan), representing a growth of approximately 11.9%.

Comparison between performance of the Group's Star-rated hotels and the other Star-rated hotels in Shanghai is set out as below:

	2007				2006			
	The Group's Star-rated hotels in Shanghai		Other Star-rated hotels in Shanghai		The Group's Star-rated hotels in Shanghai		Other Star-rated hotels in Shanghai	
	Average occupancy rate (%)	*Average room rate (RMB)*	*Average occupancy rate (%)*	*Average room rate (RMB)*	*Average occupancy rate (%)*	*Average room rate (RMB)*	*Average occupancy rate (%)*	*Average room rate (RMB)*
5-star	**67.7**	**1,006**	**68.2**	**1,336**	71.4	1,022	72.6	1,406
4-star	**71.6**	**664**	**63.5**	**648**	69.4	681	66.7	658
3-star	**65.7**	**347**	**56.9**	**326**	68.0	348	60.0	334
2-star	**71.2**	**289**	**57.4**	**212**	73.7	289	57.7	222

Notes:

1. To ensure consistency with the statistics of Shanghai Municipal Tourism Administrative Commission, the classifications of the Group's Star-rated hotels have been adjusted accordingly.

2. 5-star hotels: Jin Jiang Hotel, Peace Hotel, Huating Hotel & Towers, Jin Jiang Tower, Jin Jiang Tomson Hotel and Renaissance Yangtze Shanghai Hotel. Peace Hotel was excluded due to its suspension for refurbishment since April 2007 and rooms for renovation of Jin Jiang Tower was excluded for its reduction in available rooms during renovation.

3. 4-star hotels: Park Hotel, Jian Guo Hotel Shanghai, Cypress Hotel, New Asia Plaza Great Wall Hotel, Galaxy Hotel, Rainbow Hotel, Shanghai Hotel and Sofitel Hyland.

4. 3-star hotels: Pacific Hotel, Peace Palace Hotel, New Asia Hotel, Metropole Hotel, Y.M.C.A Hotel, Hua Ting Guest House, New Garden Hotel, Jinsha Hotel, Da Hua Hotel and Zhongya Hotel. Peace Palace Hotel was excluded due to its suspension for refurbishment since April 2007

5. 2-star hotels: East Asia Hotel, Nanjing Hotel and Min Hang Hotel.

6. None of the Group's hotels were suspended for major refurbishment in 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

The hotel industry in Shanghai was subject to competition from new players and the overall occupancy rate of Star-rated hotels dropped by 2.4% to 61.5% against 2006, according to the statistics published by Shanghai Municipal Tourism Administrative Commission. Most of the Group's Star-rated hotels in Shanghai, however, outperformed the market either in the average room rate or average occupancy rate by recording a less than average decrease. In particular, our 4-star hotels even managed to increase average occupancy rate by 2%.

In spite of keen competition causing pressure on hotel operation, certain hotels of the Group even achieved profit growth in 2007.

Among our 5-star hotels, Kunlun Hotel enjoyed relatively stronger growth in the room revenue per available room ("RevPAR") of approximately 15.0% against 2006, owing to the benefits arising from the upcoming 2008 Olympic Games and improvements in its management standards.

Among our 4-star hotels, Sofitel Hyland started to renovate a small number of guestrooms and part of its restaurant in the first half of 2007, following renovation of most of its guestrooms on the higher floors, which started in March 2006. Upon completion of the renovation, Sofitel Hyland recorded a substantial increase in RevPAR of approximately 17.6% against 2006. Occupancy rate at Jian Guo Hotel had been affected by the exterior renovation conducted during the period from June to December 2006. Upon completion, the hotel enjoyed a 9.7% growth in RevPAR in 2007 as compared with 2006.

The overall refurbishment of Peace Hotel, which commenced during the first half of 2007, has been progressing smoothly. The Company appointed two internationally renowned hotel designers, namely, Hirsch Bedner Associates and Fairmont Hotel Inc., as design advisers and technical service consultants to formulate the overall refurbishment plan of Peace Hotel. In 2007, the plan was approved by relevant cultural heritage authorities at both Shanghai and State levels. The refurbishment of Peace Hotel will continue to be carried out in accordance with planned schedules. As of the date of this annual report, the project work approval procedures for Peace Hotel have generally been completed. Disposal of guestroom amenities and other inventories has been generally completed and the design drawings and the showcase rooms have been generally finalised.



MANAGEMENT DISCUSSION AND ANALYSIS

In April 2007, the Group and The Swatch Group (Hong Kong) Ltd entered into a cooperative joint venture contract in respect of the establishment of a Sino-foreign cooperative joint venture company named "Shanghai Swatch Art Centre Co, Ltd" (the "CJV") with a registered capital of US$20 million. The Group and The Swatch Group (Hong Kong) Ltd contributed 10% and 90% of the registered capital respectively. The CJV has leased Peace Palace Hotel from the Company and plans to convert it into an art centre and a flagship store of international brand watches.

One of the Group's strategies is to increase its operating capabilities through renovating its landmark hotels and luxury hotels. There was significant growth in the operating results of Sofitel Hyland and Jian Guo Hotel in 2007 after the completion of their guestroom renovation.

For Jin Jiang Tower, guestroom renovation, refurbishment and maintenance of 17 floors have been completed and the room facilities have been significantly improved. Room renovation for the remaining floors is expected to complete by the end of 2008. Galaxy Hotel and Rainbow Hotel also completed guestrooms renovation on certain floors in 2007. Room rates for renovated floors are expected to improve progressively as a result. The Company injected additional capital into Jin Jiang Hotel in 2007 for the renovation of its internal facilities and equipment.

It has been the Group's strategy to boost its nationwide presence so as to maximise the radiating effect by building regional headquarters and flagship hotels in hub locations. In this connection, Wuhan Jin Jiang International Hotel ("Wuhan Jin Jiang"), a brand new five-star hotel controlled by the Group and equipped with 400 rooms, gradually commenced soft opening in the second half of 2007 and the quality of its service received positive response from the market. Wuhan Jin Jiang is expected to become the Group's flagship in Central China.

The Group's plan to acquire a hotel in the north-western region of China progressed well. A framework agreement in respect of the Company's acquisition of a hotel located in the north-western region of China was signed with an independent third party in December 2007. The Company shall purchase such hotel from the independent third party and the consideration shall be based on the appraised value of such hotel property asset (not exceeding RMB 230,000,000). The two parties agreed to complete the necessary procedures within a certain period of time after the signing of the framework agreement and to execute a formal equity transfer agreement and other documents thereafter.

In 2007, the Company also renewed the lease for Y.M.C.A Hotel in Shanghai. With an overall renovation plan, the Company is probing into and creatively develop a proposal for the brand new commercial hotels.

In line with our strategy to realign the distribution of hotels, the Company disposed of its 44% equity interest in Shanghai Jiu Long Hotel Co., Ltd. ("Jiu Long Hotel") in 2007 to Shanghai Greenland Commercial (Group) Co., Ltd. ("Greenland Group"). Following the transfer, Greenland Group injected an additional capital, which was completed by 30 November 2007. As at 31 December 2007, the Company held a 9.45% interest in Jiu Long Hotel but retained the right to manage it.

JIN JIANG INN BUDGET HOTELS

Jin Jiang Inn Budget Hotels remains a main focus of the Company's business development. The business of Jin Jiang Inn Budget Hotels comprises mainly the operation of Jin Jiang Inn Budget Hotels on leased properties, the grant of franchises of the brand of Jin Jiang Inn to third party hotel owners and the development of budget hotels on owned properties. Jin Jiang Inn focuses on the operation of Jin Jiang Inn Budget Hotels on leased properties and the grant of franchises, while Shanghai Jin Jiang International Hotel Investment Company Limited ("Jin Jiang International Hotel Investment") focuses on investment of Jin Jiang Inn Budget Hotels on owned properties.

MANAGEMENT DISCUSSION AND ANALYSIS

In 2007, Jin Jiang Inn entered into agreements for the development of 29 self-managed budget hotels and 70 franchised budget hotels. As at 31 December 2007, there were a total of 280 Jin Jiang Inn Budget Hotels (with over 38,000 rooms) in operation or under development. During the year, 69 new Jin Jiang Inn Budget Hotels commenced operations, including 26 self-managed hotels and 43 franchised hotels. As at 31 December 2007, 160 hotels were in operation.

As at 31 December 2007, the Jin Jiang Inn Budget Hotel's network covered 83 cities in 29 provinces, autonomous regions or municipalities, including 146 budget hotels in the Yangtze River Delta region accounting for approximately 52.1% of the total number of Jin Jiang Inn Budget Hotels. There were 68 and 18 Jin Jiang Inn Budget Hotels in Shanghai and Beijing respectively, which further reinforced the strengths of the Company in these two leading regional centres of China. In addition, the Jin Jiang Inn Budget Hotel's network is now gradually expanding into the Pearl River Delta region, the Bohai gulf area and other secondary cities in the PRC. There were 163 franchised hotels of Jin Jiang Inn in operation and under development, accounting for 58.2%.

During the year, Jin Jiang Inn made new inroads in the development of its talent training system, information platform, franchise system, support and protection system and internal financial control system. Regional integration of resources was facilitated and the business process for outlet sharing was optimised, resulting in lower operating costs. Quality control and cost control of construction projects was enhanced to improve quality and lower construction costs. Jin Jiang Inn continued to strengthen brand building and the strategic development framework and the brand promotion measures for Jin Jiang Inn brand have been revised. Meanwhile, Jin Jiang Inn has further improved its management control systems to ensure brand quality and service standards. Jin Jiang Inn has optimised its brand operation standards in the areas of daily operations, quality inspections and business commencement, as well as its work flows and procedures in the areas such as reception, guest rooms, etiquette and operations budget. The abilities to execute measures to ensure brand standards have also been constantly enhanced. The Jin Jiang Inn Green Environmental Hotel was launched in the Xincheng District which is nearby Shanghai's coastal zones of East Sea. It became the new shining point for the Jin Jiang Inn brand.

The ancillary catering service of Jin Jiang Chef (錦江大廚) and Chef Two Cafe (星連心) restaurant also achieved steady progress.

STAR-RATED HOTEL MANAGEMENT

By the end of 31 December 2007, Jin Jiang International Hotel Management Company Limited ("Jin Jiang Hotel Management") managed 95 Star-rated hotels and one independently operated Star-rated hotel with over 28,000 rooms, of which 67 hotels are owned by third-party but managed by the Group. Star-rated hotels managed by the Group were located in 45 cities spreading across 23 provinces, autonomous regions and municipalities in China.

In terms of management standards, Jin Jiang Hotel Management increased its efforts to promote the standardisation of hotel management standards, streamlining and integrating the standards, policies and procedures of Jin Jiang Hotel Management in various operational areas such as brand identity, core quality standards for products and services, sales and marketing, human resources, finances, IT and pre-opening procedures, demonstrating the fusion of Jin Jiang's unique features with international elements without compromising the compliance of the State regulations. Standardisation and quality improvement were sought in respect of products which would more likely affect customers' satisfaction. The promotion of core guestroom standards was underpinned by standardised guestroom decoration. The quality of guestroom amenities was improved by the introduction of products such as Jin Jiang Oriental Dream "錦江東方之夢" bedding sets. The core hotel food and beverage standards based on buffet dining were also promoted. The Group's "" logo for Star-rated hotels, featuring graphically the roof eaves of Chinese palaces, was being gradually applied to our hotels and stronger efforts were made to improve the brand identity for Jin Jiang Star-rated hotel management to enhance our brand image.

On 16 April 2007, Jin Jiang Hotel Management signed a contract with Fairmont Hotels Inc. for the establishment of a Sino-foreign equity joint venture company named "Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd" ("Jin Jiang Fairmont"). Jin Jiang Fairmont will be responsible for managing the renovated Peace Hotel.

MANAGEMENT DISCUSSION AND ANALYSIS

In 2008, the global focus will be on Beijing's Olympic Games. Jin Jiang (Northern) Management Company Limited, a subsidiary of the Company, has launched accommodation management services relating to the Beijing Olympic Games and has undertaken assignments to manage the media village. Five premium Star-rated hotels in Beijing managed by Jin Jiang Hotel Management have entered into room accommodation agreements with the Olympic Organising Committee.

The Group has launched hotel service cooperation with the official organiser of Shanghai World Expo 2010. Jin Jiang Hotel Management entered into "Contract for Entrusted Management of the Jin Jiang Serviced Apartments in the Expo Village" with Shanghai Expo Land Holdings Limited (上海世博土地控股有限公司) to manage the service apartments comprising seven blocks with about 880 suites. Thayer Jin Jiang Interactive Company Limited was appointed official hotel room reservation agent for the Shanghai World Expo 2010.

FOOD AND RESTAURANTS

In 2007, the Group's various brands of restaurant chains held through Jin Jiang Hotels Development continued to enjoy stable growth. As at the end of 2007, Shanghai KFC had a total of 209 outlets, adding 18 new shops over the year with steady growth in revenue and profit. It maintains its leading position in Shanghai's fast food market. New Asia Café de Coral operated six Café de Coral outlets, while there were 67 New Asia Snacks outlets. There were 12 Yoshinoya outlets and 65 Jing An Bakery outlets. Chinoise Story operated two restaurants in Shanghai and Wuhan respectively.



MANAGEMENT DISCUSSION AND ANALYSIS

MARKETING

In 2007, there was a steady increase in the number of agreements signed with major customers. Our customer base was extended to tourism management companies and professional convention and exhibition organisers. Dedicated contract signing ceremony and room reservation services had been provided to over 200 corporate customers, who became major customer sources for our hotels. The Group's sales distribution network consisted of over 1,000 partners, channeling herds of international customers to book through our Jrez system with significant growth against 2006.

The Group participated in tourist exhibition and promotion activities such as CBITM, JATA and CITM to explore new customer sources and enhance market recognition.

The Group has set up the free "800" and "400" reservation hotlines to provide patrons with convenience in room reservation and make phone reservation a positive experience for them. Reservations through the websites of Jin Jiang Hotel Management and Jin Jiang Inn (www.jinjianghotels.com and www.jinjianginns.com) also increased in folds. The Group will constantly update its reservation websites and provide more promotional packages for patrons.

During the year, Jin Jiang Inn further improved its marketing regime to increase sales. Taking the opportunity of the 10th anniversary of Jin Jiang Inn, a series of promotional activities were launched under the theme of "Experiencing a Star-rated Hotel: the Dedication of the Heart" ("星的歷程, 心的奉獻"). Reservation was on the rise following the capacity expansion of the reservation centre and the population who hold membership cards grew to exceed 240,000. Jin Jiang Inn launched a 2008 Beijing Olympic Games advanced room reservation package for its members in 2007.

INFORMATION TECHNOLOGY

The Group places a strong emphasis on the application of information technology in hotel management and guestroom services. With strict proofing, the Company, taking into account the features of Jin Jiang Hotels, has drawn up long-term development proposal and its annual implementation plans for the information development. Long-term partnerships have been developed with a number of renowned international and domestic hotel IT suppliers to set up various IT infastructure standards and its implementation procedures. Investments in hotel IT systems were increased with proven results in Jrez and other systems.

JREZ

Advanced third-generation seamless online connection and reservation engines have been used in JREZ to facilitate full interface between over 1,000 co-operation partners around the world, including by the global distribution system (GDS) and the international distribution system (IDS) and the Jin Jiang brand website and call centre. By integrating the PMS systems of the hotel, a two-way connection between JREZ and PMS has been established to enhance the efficiency of the room reservation process, providing patrons with a significantly improved experience in booking rooms with Jin Jiang Hotel. Monthly orders through JREZ advanced booking exceeded 10,000 room/nights and continued to grow at a monthly rate of around 10%. During the year of 2007, bookings for 70,000 room/nights were received through "JREZ", which was 9 times of that recorded for the previous year.

The Jin Jiang digital room system

The Jin Jiang digital room system has basically been formed after two years of close cooperation with our partners. The system has integrated the large-screen LCD digital TV, personal computer and high-speed broadband connection in guestrooms to provide customer with functions such as video watching, digital VOD, e-commerce, entertainment and online office, etc., giving a major boost in meeting patrons' needs in mobile office and leisure activities. The system is currently in a promotional stage.

Sales of Hotel Supplies

In terms of supply, cost reductions were achieved without compromise in quality standards with centralised procurement for the Group's star-rated hotels and the Jin Jiang Inn Budget Hotels through Shanghai Jin Jiang International Hotel Commodities Co., Ltd. (上海錦江酒店物品供應公司).

MANAGEMENT DISCUSSION AND ANALYSIS

Cost control and financial accounting system

Following a successful trial run at Jin Jiang Hotel which had contributed to cost reductions in Jin Jiang Hotel, the cost control system developed by the Company in association with a leading software supplier was introduced in other Group's hotels during the year.

In July 2007, the Group introduced the Hyperion financial management software to faciliate the consolidation of financial statements, financial analysis and planning, budgeting and financial forecast. Through the application of this software, the Group hopes to regulate the financial management system of subsidiary companies with a view to improvements in the general financial management standards at group level.

BUSINESS AND FINANCIAL REVIEW

Turnover

The Group's revenue which represents turnover for the year ended 31 December 2007 as compared with 2006 is set out as below:

	Year ended 31 December 2007		Year ended 31 December 2006	
	RMB million	***Percentage of Turnover***	*RMB million*	*Percentage of Turnover*
Star-rated hotel operation	**2,400.0**	**75.1%**	2,465.7	81.4%
Jin Jiang Inn Budget Hotels	**673.6**	**21.1%**	430.3	14.2%
Star-rated hotel management	**42.5**	**1.3%**	38.3	1.2%
Food and restaurants/Restaurants	**45.9**	**1.4%**	49.2	1.6%
Others	**35.1**	**1.1%**	47.0	1.6%
Total	**3,197.1**	**100.0%**	3,030.5	100.0%

MANAGEMENT DISCUSSION AND ANALYSIS

(i) Star-rated Hotel Operation

The following table sets out the Group's turnover attributable to the Group's Star-rated hotel operation analysed by different business segments for the year ended 31 December 2007 against 2006:

	Year ended 31 December 2007		Year ended 31 December 2006	
	RMB million	***Percentage of Turnover***	*RMB million*	*Percentage of Turnover*
– Accommodation revenue	**1,373.6**	**57.2%**	1,413.6	57.3%
– Food and beverage sales	**730.8**	**30.5%**	770.5	31.2%
– Rendering of ancillary services	**130.7**	**5.4%**	134.7	5.5%
– Rental revenue	**122.9**	**5.1%**	104.4	4.2%
– Sales of hotel supplies	**42.0**	**1.8%**	42.5	1.8%
Total	**2,400.0**	**100.0%**	2,465.7	100.0%

Accommodation revenue

Accommodation revenue was mainly affected by the number of available rooms, occupancy rate and ADR of the Group's hotels. The accommodation revenue of Star-rated hotel operation for the year ended 31 December 2007 was approximately RMB1,373,570,000, which decreased by approximately 2.8% compared to 2006. The major reasons for the decline were as follows:

(i) RevPAR of hotels generally declined amid keen market competition and the number of budget hotel operators also expanded quickly.



MANAGEMENT DISCUSSION AND ANALYSIS

(ii) Following the suspension of Peace Hotel and Peace Palace Hotel in April 2007 for refurbishment, accommodation revenue in 2007 decreased by approximately RMB52,611,000 and RMB17,108,000 respectively against 2006.

(iii) Jin Jiang Tower has closed down ten floors since January 2007 for a major renovation and the operations had been significantly affected by the reduced availability of rooms and renovation works. Accommodation revenue in 2007 decreased by RMB14,409,000 or 10.8% against 2006.

(iv) Accommodation revenue in 2007 decreased by approximately RMB29,551,000 versus 2006 as a result of Jiu Long Hotel no longer being consolidated into the Group in 2007.

(v) The partial soft opening of Wuhan Jin Jiang in July 2007 contributed to an increase of approximately RMB11,927,000 in accommodation revenue in 2007. After the completion of room renovation, accommodation revenue in 2007 from Sofitel Hyland and Jian Guo Hotel increased by approximately RMB17,550,000 or 17.6% and approximately RMB8,701,000 or 10.0% respectively against 2006.

F&B Sales

The Group's food and beverage sales comprise primarily catering for weddings and conferences, room services for guests and other sales in bars and restaurants. Sales revenue from food and beverages sales at Star-rated hotels for the year ended 31 December 2007 as decreased by approximately RMB39,694,000 or 5.2% against 2006, mainly due to suspension of Peace Hotel and Peace Palace Hotel for refurbishment and partial renovation of Jin Jiang Tower and the deconsolidation of the results of Jiu Long Hotel.

Rendering of ancillary services

The income from rendering of ancillary services mainly represents the turnover generated from gift shop, entertainment, laundry service and other guest services. The ancillary services revenue for the year ended 31 December 2007 as decreased by approximately RMB4,033,000 or 3.0% against 2006 in tandem with the fall in occupancy rate.

Rental revenue

Turnover was generated from the leasing of space at the Group's hotels as shops, showrooms or for other purposes. The increase in 2007 of approximately RMB18,551,000 or 17.7% against 2006, mainly contributed by the increase in rent and the new lease agreements executed during the year ended 31 December 2007.

Sales of hotel supplies

Turnover from guest amenities and hotel supplies for the year ended 31 December 2007 decreased by approximately RMB486,000, or 1.1% against 2006.

(ii) Jin Jiang Inn Budget Hotels

ADR and occupancy rate of budget hotels were relatively stable as compared to Star-rated hotels. Accommodation revenue of Jin Jiang Inn Budget Hotels was mainly affected by the available rooms, occupancy rate and ADR. Turnover of Jin Jiang Inn for 2007 amounted to approximately RMB673,590,000, which increased by approximately RMB243,292,000 or 56.5% against 2006. The increase was mainly attributable to the increase in available rooms from 26 new Jin Jiang Inns opened during the year; and the increase in initial franchise fees and ongoing franchise fees received from the franchisees in consideration for the licence of the brand name rights and the provision of technical and management services. Initial and ongoing franchise fees income for the year ended 31 December 2007 amounted to approximately RMB34,558,000, representing an approximate 21.0% growth against 2006.

(iii) Star-rated Hotel Management

The external sales of Star-rated hotel management for the year ended 31 December 2007 increased by approximately RMB4,182,000 to approximately RMB42,504,000 against 2006, which represented the management fee received from hotel management services provided to Star-rated hotels owned by third parties and managed by the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

(iv) Food and restaurant operation and others

Gross sales from the Food and restaurant operations for the year ended 31 December 2007 decreased by approximately RMB3,297,000 to approximately RMB45,913,000 against 2006. In the past, revenue of restaurants has been mainly derived from fast food chain restaurants and moon cake production, namely New Asia Café de Coral, up-scale restaurant Chinoise Story and New Asia Food Company Limited. New Asia Café de Coral was formerly regarded as a jointly controlled entity of the Group and its results were proportionately consolidated into the consolidated financial statements of the Group before 1 July 2006. New Asia Café de Coral became an associated company effective from 1 July 2006. With the expansion of the Group's restaurant operation in 2007, the segment of "Restaurant" was renamed to "Food and restaurants" and absorbed moon cake production from the segment of "Others".

The Group is also engaged in other businesses, which include the provision of intra-group financial services through Jin Jiang International Finance Company Limited ("Jin Jiang International Finance") and the operation of training schools. Revenue from this segment in the year ended 31 December 2007 decreased by approximately RMB11,866,000 or 25.3% against 2006, reflecting mainly the transfer of the mooncake production business to the segment of "Food and restaurant".



MANAGEMENT DISCUSSION AND ANALYSIS

Cost of sales

Cost of sales for the year ended 31 December 2007 amounted to approximately RMB2,125,081,000 increased by approximately RMB227,824,000 or 12.0% against 2006. The increase was mainly due to the commencement of soft operation of Wuhan Jin Jiang in July and the acquisitions and expansions of Jin Jiang Inn Budget Hotels, as well as the increase in utilities costs and labour cost.

Gross profit

For the above reasons, the Group recorded a gross profit of approximately RMB1,071,934,000 for 2007, representing a decrease of approximately RMB61,247,000 or 5.4% against 2006.

Other income

Other income in the year ended 31 December 2007 comprises dividend income amounting to approximately RMB35,638,000 received from associated companies, including Suzhou, Wuxi and Hangzhou Kentucky Fried Chicken Company Limited and interest income amounting to approximately RMB42,217,000. In addition, the Group generated a gain of approximately RMB166,265,000 from the disposal of shares in Shanghai Pudong Development Bank, approximately RMB43,313,000 from the disposal of other available-for-sale financial assets and approximately RMB82,011,000 from the disposal of the 44% interest in Jiu Long Hotel in the year ended 31 December 2007. As a result, other income for the year ended 31 December 2007 increased by approximately RMB236,734,000 or 163.7% against 2006.

Selling and marketing expenses

Selling and marketing expenses, mainly comprising travel agents commission and advertising expenses were RMB159,954,000 for the year ended 31 December 2007, increased by approximately RMB19,958,000 or 14.3% against 2006 mainly due to increased business referrals from travel agents and reservation centres.

Administrative expenses

Administrative expenses for the year ended 31 December 2007 increased by approximately RMB102,103,000 or 20.3% against 2006, reflecting mainly the commencement of Wuhan Jin Jiang and certain Jin Jiang Inn Budget Hotels in 2007, respectively and a provision of approximately RMB44,000,000 made in respect of salary and wages for non-working staff of Peace Hotel for the period from the start of 2008 until the expected reopening of the hotel.

Other expenses

The Group's other expenses in the year ended 31 December 2007, primarily consisting of bank charges and loss on disposal of property, plant and equipment, increased by approximately RMB8,091,000 or 21.3% to approximately RMB46,014,000 against 2006.

Finance cost

This item represents interest expenses and exchange losses for the Group's bank borrowings. The interest expenses for 2007 increased by approximately RMB8,135,000 or 9.6% against 2006. Costs increased as the Group reported foreign exchange losses of approximately RMB38,500,000 in respect of proceeds from the Company's initial public offering.

Share of results of associates

This item represents the share of results of associates of the Group primarily including Shanghai Kentucky Fried Chicken Company Limited and the Yangtze Hotel Company Limited. Share of results of associates for the year ended 31 December 2007 increased by approximately RMB14,150,000 or 16.9% against 2006. The growth was mainly attributable to the substantial increase in the profit of Shanghai KFC resulting in a profit contribution of approximately RMB79,958,000, an increase of approximately RMB14,120,000 or 21.4% against 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

Taxation

The effective tax rate for the year ended 31 December 2007 was approximately 17.2%, compared to approximately 25.2% for 2006. The decrease was mainly due to the effect of change of tax rates. The Group's management assesses that under the Corporate Income Tax Law of PRC ("the new CIT Law") and Detail Implementation Regulations ("DIR"), the Corporate income tax rate applicable to the Company and its subsidiaries, excluding the subsidiary incorporated in Hong Kong, will be 25%, which will replace the current applicable tax rates of 33% or 15%, since 1 January 2008. Since the deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate affects the determination of the carrying values of the deferred income tax assets and liabilities of the Group, resulting in a net income tax gain of approximately RMB48,212,000.

Profit for the year

As a result of the factors described above, profit for the year ended 31 December 2007 attributable to equity holders of the Company was approximately RMB383,417,000, increasing by approximately RMB48,509,000 or 14.5% against 2006.

Pledge of assets

As at 31 December 2007, property, plant and equipment of the Group with net book amount of approximately RMB341,735,000 was pledged as securities for the Group's borrowings.

GROUP LIABILITIES AND FINANCIAL CONDITIONS

By end of 2007, the total balance of the Group's outstanding borrowings was approximately RMB502,000,000, including unsecured borrowings and secured borrowings amounted to approximately RMB250,200,000 and RMB251,800,000 respectively. Out of the total amount, RMB71,000,000 is to be repayable within one year.

The Group has fulfilled all covenants under its borrowing agreements. Outstanding borrowings as at 31 December 2007 are analysed as follows:

	Maturity of contracted borrowings outstanding at 31 December 2007				
(RMB'000)	Within 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
Borrowings					
Bank borrowings (RMB)	71,000	206,000	165,750	30,000	472,750
Bank borrowings (USD)	–	29,218	–	–	29,218
Total	71,000	235,218	165,750	30,000	501,968

TREASURY MANAGEMENT

Cash and cash equivalents as at 31 December 2007 and 2006 were approximately RMB1,943,291,000 and approximately RMB3,516,893,000 respectively, reflecting strong cash flow. The gearing ratio reduced from 19.3% in 2006 to 3.6% in 2007 as contributed by early repayment of bank borrowings.

Interest rate risk management

The interest rates for a majority of the Group's borrowings are set at 90% of the benchmark borrowing interest rate published by the People's Bank of China, thereby lowering the Group's loan interest expenses.

Jin Jiang International Finance, a subsidiary of the Company, acts as a non-banking financial institution within the Group. In order to centralise the cash resources and improve the efficiency of the fund, the subsidiaries, jointly controlled entities and associates of the Company deposit most of their cash in the accounts with Jin Jiang International Finance and borrow from Jin Jiang International Finance as first priority in case of fund shortage. As a result, the interest expenses of external bank borrowings are decreased.

MANAGEMENT DISCUSSION AND ANALYSIS

Foreign exchange rate risk management

Most bank loans of the Group were denominated in RMB. Except for the listing proceeds, cash and cash equivalents were denominated in RMB. RMB loans amounted to RMB472,750,000, accounting for approximately 94.2% of the Group's loan portfolio. US Dollar loans amounted to US$4,000,000 (equivalent to RMB29,218,000), accounting for approximately 5.8% of our total loan amount. The Group's income and expenditure items were basically denominated in RMB. After receiving the listing proceeds, the Group stepped up liaison with regulatory authorities such as the foreign exchange control departments to expedite exchange settlement.

The Company completed the exchange settlement of all listing proceeds in the first half of 2007. The average exchange rate at which the settlement was conducted was HK$1: RMB0.99217. The median exchange rate for the exchange of Hong Kong dollars versus RMB on 31 December 2007 was 1:0.9364. The Company has avoided major exchange losses and lowered its financial expense with its advanced completion of exchange settlement for listing proceeds.

The Company will actively consider the use of relevant financial tools to manage interest rate risks and currency risks in line with its business development.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group continued to dispose of its available-for-sale financial assets. During the year, 6,000,000 shares in Shanghai Pudong Development Bank were disposed of, realising a gain of approximately RMB166,265,000 and the net gain after deducting income tax expense and minority interests amounted to approximately RMB126,234,000.

As at 31 December 2007, available-for-sale financial assets held by the Group increased by 1,530.6% to RMB4,831,463,000 comprising: 4,925,000 shares in Shanghai Pudong Development Bank (600000.SH), 13,143,800 shares in Catic Real Estate (中航地產) (000043.SZ), 100,637,500 shares in Changjiang Securities (000783.SZ) and 1,000,000 shares in QJD (全聚德) (002186.SZ). The market values of the aforesaid holdings in shares have increased substantially over their historical costs.

HUMAN RESOURCES AND TRAINING

The Group runs a professional training school to provide professional training and nurture industry professionals, where education and training are based on the actual context of hotel management. The Company has set up the Les Roches Jin Jiang International Hotel Management College in partnership with GESHOTEL-Les Roches Swiss Hotel Association School of Hotel Management, which provides hotel managers and future hotel management with various types and levels of Star-rated hotel training courses. In 2007, the Hotel Management College expanded its enrolment for full-time students and 199 management staff at intermediate or senior levels were assigned by the Group in one-year or six-month management trainee courses.

In staff training, various management personnel were trained at Jin Jiang International Management School with an emphasis on their ability to adopt the development trends in the industry. The quality of management staff of our hotels was improved through short-term and medium-term training courses for middle and senior management staff held during the year with a total enrolment of over 2,400 attendees. Four training sessions in breakfast buffet were held to improve the service quality buffet products offered by the Group's hotels.

To cater to the ongoing expansion of its hotel chain, Jin Jiang Inn further improved its appraisal system and remuneration management standards, as well as its staff career development regime. The training system was enhanced to provide staff with multi-faceted training. In 2007, 10 training sessions were organised for over 200 intermediate and senior management staff from budget hotels and 38 training sessions for budget hotel launch were organised with a total enrolment of 1,000 attendees. The training network comprising the headquarter, regional, district and outlet levels was generally enhanced.

To comply with the nation's new labour contract law, the Group made full preparations in 2007 to ensure stable and orderly personnel management following the implementation of the new law.

MANAGEMENT DISCUSSION AND ANALYSIS

As at 31 December 2007, the Group had approximately 18,800 employees, an increase of about 8.7% headcounts over the year. Employee benefit expense increased by RMB146,872,000 or 17.6% against 2006. The remuneration package for existing employees comprises the basic salary, discretionary bonus and social security contributions. No share option scheme has been set up so far.

SOCIAL RESPONSIBILITY

The Company actively participates in community service. The Group's employees provides voluntary services such as traffic patrol during peak hours. In 2007, the Company actively participated in charity donation activities in Shanghai to combat the cold weather ("送溫暖、獻愛心"), organising staff to donate close to RMB130,000 in cash and other items such as clothing and blankets to people in poverty or living in areas inflicted by disasters.

In 2007, the Company's hotels completed reception tasks in high quality for a number of important activities, including the Special Olympics, Women's World Cup, council meeting of the Africa Development Bank and ICSC conference of the United Nations. The website of investee 上海錦江德爾互動有限公司 (www.hubs1.net) was selected by the organising committee of the Special Olympics to be the sole provider of online hotel reservation for the event, and its free reservation service to the families of athletes from 163 countries was highly acclaimed. In addition, Jin Jiang Inn made donations equivalent to RMB250,000 to the organising committee of the Special Olympics.

The Group seeks to observe environment protection values in its business operation. Waste discharge and the recycling of guestroom amenities have been properly processed, while coal-fired boilers and diesel boilers have been converted to oil boilers and gas boilers, respectively. Additives are used in fuel oil to enhance conservation and reduce pollution.



MANAGEMENT DISCUSSION AND ANALYSIS

The Company has always placed a strong emphasis on food hygiene and safety for customers and staff. An effective manual on food safety standards and control systems has been published for application in the Group's hotels.

The Company regards the improvement of staff remuneration and welfare as a matter of priority. In 2007, the basic salaries for subsidiary staff were increased on the basis of staff cost, remuneration welfare estimates and work plans, together with the Company's financial performance, CPI index and other salary benchmarks for the industry. The Company also formulated a regime for the negotiation of labour contracts and salary increment.

ENERGY CONSERVATION

During the year, the Company focused on the conservation of electricity, oil and water and achieved solid results in energy conservation and environmental protection. The Company promoted the use of natural gas in place of diesel oil and the use of oil conservation and environment-friendly additives. Consumption of the boiler system was lowered by implementing heat recycling at laundries and the use of solar energy, while consumption of the air-conditioning system was lowered with the use of frequency modification and fuzzy logic controls in the cooling units and systems. With the application of frequency modification units and soft start-up units, energy consumption of the pump systems was lowered. The Company was also actively exploring the new technology of using geo-thermal pumps to supply heat and refrigeration for the hotels. The technology was under trial run at a subsidiary in 2007 and is expected to be introduced in other hotels in future. Meanwhile, the Company was also actively engaged in the development of "Green Tourist Hotels".



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MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE STRATEGIES AND FUTURE OUTLOOK

The Group has implemented various strategies to sustain long-term development, which include the strategic redeployment of hotel assets, expansion of budget hotels, upgrade of landmark hotels, brand building strategy, hotel management standardisation and enhancement of market leadership.

In the case of the operation of Star-rated hotels, the Group plans to upgrade and renovate the facilities and exterior/interior decoration of landmark hotels and luxury hotels which have been in operation for decades. For budget hotels, the strategy will continue to focus on the expansion in the number of outlets and geographical presence in China through organic growth and franchising. In terms of hotel management, more efforts will be devoted to brand building, standardisation and talent recruitment to improve our management quality and acquire more contracts for the operation of Star-rated hotels.

The Group benefits from its competitive advantages in hotel ownership and hotel management as one of China's leading hotel investors and operators. In its dual role as owner and manager, the Company is well-positioned to strengthen control over its hotels while realising potential value growth for its hotel properties. The key business strategy of the Group is to enhance future profitability through the redeployment of funds to rationalise the network and distribution of its hotels.

The expansion plan of Jin Jiang Inn will remain unchanged. The Company expects that the number of Jin Jiang Inn Budget Hotels will increase to approximately 600 by 2010 (being about 400 inns in operation and 200 inns under development).

The Group will continue to build and strengthen its six major departments which are information, finance, purchasing, marketing, human resources and management systems. Innovations will be explored in six aspects, namely business models, hotel networks, asset allocation, policies and systems, management and corporate culture. Core competitive advantages of Jin Jiang Hotels will be enhanced in terms of brand building, networking, human resources and management systems, so that it will develop into a leading hotel operator and manager in China with international competitive advantages.










DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Yu Minliang (俞敏亮) aged 50, chairman of the Board (the "Chairman") and executive Director. Mr. Yu is an economist with a master's degree in economics from Fudan University. With more than 20 years' experience in hotel management, he has been general manager of the Yangtze Hotel Limited, general manager of Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development"), general manager of Shanghai New Asia (Group) Company, chairman of Jin Jiang (Group) Company Limited and chairman, chief executive officer and chairman of the board's executive committee of Jin Jiang International Holding Company Limited ("Jin Jiang International") since joining the Group in 1984. Apart from serving as chairman of Jin Jiang International, Mr. Yu is currently the director and chairman of Jin Jiang Hotels Development and chairman of the Yangtze Hotel Limited.

Ms Chen Wenjun (陳文君) aged 52, executive Director. Ms. Chen is a senior acccuntant with a master's degree in economics from Shanghai University of Finance and Economics. She has extensive experience in finance management, having been deputy general manager of Jin Jiang Hotel Co., Ltd., vice-president, director and assistant to the president of Jin Jiang (Group) Company Limited, director of Jin Jiang Hotels Development and director of Shanghai Jin Jiang International Industrial Investment Company Limited ("Jin Jiang Investment") since joining the Group in 1981. She has also been director and financial controller of Jin Jiang International. Apart from being director and senior vice-president of Jin Jiang International and chairman of Shanghai Jin Jiang International Investment & Management Company Limited (formerly known as Shanghai Huating Group Company Limited, "Huating Group"), Ms. Chen is now the chairman of Jin Jiang Hotel Co., Ltd., Jin Jiang International Hotel Investment, Jin Jiang Inn, Jin Jiang International Finance Co., Ltd. ("Jin Jiang International Finance") and Shanghai Hotel Co., Ltd.



DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Yang Weimin (楊衛民) aged 53, executive director, authorised representative and chief executive officer of the Company ("CEO"). Mr. Yang is a senior economist with a master's degree in law from the East China University of Science & Technology. He has extensive experience in hotel management, having worked as deputy manager and principal of the training division of Jin Jiang (Group) Company Limited, general manager of Jin Jiang Tower of the Company, vice-president of Jin Jiang (Group) Company Limited, general manager of Jin Jiang International Hotel Management Company Limited ("Jin Jiang Hotel Management") and vice-president of Jin Jiang International since joining the Group in 1989. Mr. Yang was previously the chief executive officer and vice chairman of Jin Jiang Hotels Development. He is currently the vice-chairman of Jin Jiang Hotels Development, Jin Jiang International Hotel Investment and Jin Jiang Inn, chairman of Shanghai Jin Jiang International Catering Investment Company Limited, Jian Guo Hotel Co., Ltd. ("Jian Guo Hotel") and Yunnan Jin Jiang International Management Company Limited, and executive director of Jin Jiang Hotel Management.

Mr. Chen Hao (陳灝) aged 57, executive director. Mr. Chen is an engineer with a bachelor's degree in industrial automat from Shanghai Polytechnic University. He has many years of experience in hotel management, having been chief engineer of the Yangtze Hotel Limited, engineering director of Shanghai New Asia (Group)'s Hotel Management Company, engineering director of Shanghai New Asia Tomson Hotel, executive manager and acting general manager of Jin Jiang Hotels Development and assistant to the president of Jin Jiang International since joining the Group in 1985. He is currently director and chief executive officer of Jin Jiang Hotels Development, vice chairman of Wenzhou Dynasty Hotel Company Limited, chairman of Shanghai City Restaurant in Holland, director of Jin Jiang International Hotel Investment, chairman of Wuhan Jin Jiang International Hotel Co., Ltd. ("Wuhan Jin Jiang"), director of Jin Jiang Inn, vice chairman of Shanghai Jin Jiang International Catering Investment Company Limited, executive director of Shanghai Jinya Hotel Company Limited, director of Shanghai Jin Jiang Tomson Hotel Company Limited and Jian Guo Hotel, chairman of Hotel Sofitel Hyland and chairman of Shanghai Jin Jiang International Hotels Group (HK) Co., Ltd. ("Jin Jiang Hotels (HK)").



DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Yuan Gongyao (袁公耀) aged 58, executive director and vice-president of the Company mainly responsible for the financial operations of the Group. Mr. Yuan is a senior accountant with many years of experience in finance management. He has held various positions including manager of the financial department of Huating Group, manager of the asset management department of Jin Jiang (Group) Company Limited, deputy general manager of the asset management branch of Jin Jiang (Group) Company Limited, deputy general manager of Jin Jiang International Real Estate Company Limited, deputy operational manager of planning and financial department of Jin Jiang International since joining the Group in 2000. Mr. Yuan is now the executive director of Y.M.C.A Hotel Co., Ltd., vice chairman of Wuxi Jin Jiang Grand Hotel Co., Ltd., director of Shanghai Hua Ting Hotel and Towers Co., Ltd., executive director of Shanghai Park Hotel Co., Ltd. and Shanghai Jin Jiang Pacific Hotel Co., Ltd., chairman of Shanghai Hua Ting Guest House Hotel Co., Ltd., Shanghai New Garden Hotel and Kunming Jin Jiang Hotel Co., Ltd., director of Jin Jiang Hotels (HK), director of Wuhan Jin Jiang and director of Jin Jiang International Finance.

Mr. Xu Zurong (徐祖榮) aged 52, executive director and vice president of the Company. He is a senior economist. He has been general manager of Cypress Hotel Co., Ltd. ("Cypress Hotel") and Jin Jiang California Company in the US, as well as manager of integrated operation management division of Jin Jiang (Group) Company Limited since joining the Group in 1981. He is now the president of Jin Jiang Inn, and is also director and general manager of Jin Jiang International Hotel Investment.

Mr. Han Min (韓敏) aged 49, executive director and vice-president of the Company. He holds a master's degree in international law from Fudan University. He has been a manager of the investment development division of Jin Jiang (Group) Company Limited, manager of the merger division of Jin Jiang International and director of Shanghai Jin Jiang International Travel Co., Ltd since joining the Group in 2005.

Mr. Kang Ming (康鳴) aged 36, executive director. Mr. Kang is a senior accountant and a council member of Shanghai Society of Finance China, holding a master's degree in Economics from the Shanghai University of Finance and Economics. Mr. Kang has gained experience in listed companies information disclosure, corporate governance and investor relationship in the past 13 years since joining the Group in 1994. He was previously the board secretary of Jin Jiang Hotels Development, the A Shares and B Shares of which are listed on the Shanghai Stock Exchange, and has been awarded with "Nomination of Excellent Secretary" by the Association of Board Secretaries of Shanghai Listed Companies. He is also a joint company secretary of the Company (the "Joint Company Secretary") and the Board secretary.

NON-EXECUTIVE DIRECTOR

Mr. Shen Maoxing (沈懋興) aged 57, vice-chairman of the Board and a non-executive director. Mr. Shen holds a master's degree of business administration from Macau University of Science and Technology. He has extensive experience in hotel management, having been vice president of Huating Group, general manager and chairman of Jin Jiang Hotel Management, president of Jin Jiang (Group) Company Limited and vice chairman, chief operation officer and executive president of Jin Jiang International since joining the Group in 1995. Currently, apart from being the vice chairman and president of Jin Jiang International, chairman of Jin Jiang Investment, Shanghai Eastern Jin Jiang Hotel Company Limited ("Eastern Jin Jiang"), Jin Jiang International Group (HK) Co., Ltd. and Shanghai Jin Jiang Kirin Beverages and Foods Company Limited, he is also vice chairman of Jin Jiang Hotels Development and the chairman of Chengdu Jin He Real Estate Development Co., Ltd.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Ji Gang (季崗) aged 50, is a senior economist with a master's degree in economics. Mr. Ji was previously an independent director of Jin Jiang Hotels Development from 2003 to 2006, general manager of Shanghai Zhongya Hotel; general manager and chairman of Shanghai Everbright City Company Limited, director of Zhabei District Commercial Committee; and director of Zhabei District Economic Committee. Mr. Ji now acts as the president of SIIC Investment Company Limited in Hong Kong.

Mr. Xia Dawei (夏大慰) aged 54, professor with a master's degree in economics. Mr. Xia was previously a visiting research fellow of the Osaka City University in Japan and held various positions in Shanghai University of Finance and Economics, such as dean of School of International Business Administration and executive vice president. He was also an independent director of Shanghai No. 1 Pharmacy Co., Ltd. Mr. Xia currently acts as principal of Shanghai National Accounting Institute and member of Research Council for Listed Companies of Shanghai Stock Exchange Committee. Mr. Xia was appointed by the PRC State-owned Assets Supervision and Administration Commission of the State Council as the external director of Shanghai Baosteel Group Corporation in 2005. He is also holding independent directorships in several listed companies, i.e. Shanghai Pudong Development Bank Company Limited, Shanghai Airlines Company Limited and Lianhua Supermarket Company Limited. Furthermore, Mr. Xia is also a member of the audit committee, and chairman of the nomination committee and remuneration committee of Lianhua Supermarket Company Limited.

Mr. Sun Dajian (孫大建) aged 53, senior accountant and PRC certified public accountant with a bachelor's degree in accounting from Shanghai University of Finance and Economics. He has undertaken an internship programme with the Hong Kong Institute of Certified Public Accountant by working as auditor in Hong Kong local accountants firm for one year. Mr. Sun has also gained ample accounting experience as manager of Dahua Accountants Firm and manager of Pricewaterhouse Da Hua. He is now the chief accountant of Shanghai Yaohua Pilkington Glass Co., Ltd., a listed company in the PRC, with primary responsibilities to oversee the internal control and accounting policies of the Company as well as its annual audit. The Directors have evaluated Mr. Sun's education, qualification and experience and are satisfied that he has the necessary training and experience to satisfy the requirements of Rule 3.10(2) of the Listing Rules.

Dr. Rui Mingjie (芮明杰) aged 53, holder of doctoral degree in economics and professor, was formerly independent director with Shanghai Hainiao Enterprise Development Company Limited, Shanghai Dragon Corporation, Shanghai First Food Company Limited and Shanghai Friendship Group Incorporated Company, as well as the deputy dean of the School of Management and head of the Department of Corporate Management at Fudan University. Dr. Rui is currently professor in corporate management of the School of Management, head of the Department of Industrial Economics of the School of Management, member of the degree assessment committee, chairman of the degree committee of the School of Management and deputy director of the Yangtze Delta Research Institute at Fudan University. He is a discipline leader in the State-designated key discipline of industrial economics and an Outstanding Talent of the Millennium awarded by the Ministry of Education entitled to special subsidy by the State Council. Dr. Rui is currently holding independent directorships in several PRC listed companies, including China Enterprise Company Limited, Shanghai Fosun Pharmaceutical (Group) Company Limited and Fiberhome Telecommunication Tech Company Limited in Wuhan.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Mr. Yang Menghua (楊孟華) aged 63, was deputy director of Shanghai Branch of Bank of Communications from June 1994 to April 2004 and director of Shanghai New Asia (Group) Company Limited (now known as "Jin Jiang Hotels Development") from June 1998 to August 2003. He is now the chairman of the supervisory committee of Shande Bankcard — Link Information & Service Co., Ltd. and the supervisory committee of 上海杉德巍康企業服務有限公司.

Dr. Tu Qiyu (屠啟宇) aged 37, is jointly appointed professor of Shanghai Academy of Social Sciences and East China Normal University and secretary general of urban and regional research centre, specialising in International Economics and Urban Studies. Dr Tu is the recipient of 6 Shanghai Municipal Policy-making Advisory Awards or Social Science Research Awards. He has been appointed an international affair expert advisor to the Shanghai World Expo 2010 Working Bureau and an expert advisor to Shanghai Investment Consultant Company. He was formerly Fulbright Professor of Bard College, New York and visiting scholar at Cambridge University, Harvard University, Fondation Nationale des Sciences Politiques and Hamburg Institute for Economic Research. Dr. Tu was conferred the titles of "Top Ten Young Economists of Shanghai" and "Outstanding Returning Talents from Overseas of Shanghai" in 2003.

Mr. Shen Chengxiang (沈成相) aged 60, is a National Exemplary Worker and senior economist with qualifications in graduate studies entitled to special subsidy by the State Council. He was named among the "Top Ten Personnel in the PRC Hotel Industry 2005" for his contributions to the PRC tourism industry. He is currently serving as vice president of China Tourism and Hospitality Association, vice chairman of the China Famous Hotel Organisation, vice president of Hainan Tourism Industry Association and chairman of Hotels Association of Hainan Tourism Industry Association. Mr. Shen is the Chairman of Huandao Nanfang Industrial Development Company Limited, Hainan Huandao Taide Hotel Property Management Company Limited, Hainan Yalongwan Undersea World Travel Company Limited, Hainan Huandao Undersea World Hotel Company Limited, Hainan Huandao International Travel Agency Company Limited and Beijing Huandao Boya Hotel Company Limited.

Mr. Lee Chung Bo (李松坡) aged 64, Mr. Lee has attended a number of training programs held by the international hotel groups. He has acquired ample experience in hotel operation and management by holding various posts in different hotel companies and hotels. He has been food and beverage manager of the Peninsula Group, resident manager of Yangtze New World Hotel, executive vice president of Gloria International Hotels Ltd. and vice president in New Asia Hotel Management Company.

SUPERVISORS

Mr. Wang Xingze (王行澤) aged 52, chairman of the Supervisory Committee. Mr. Wang joined the Group in 2003 and he has been a deputy director of the administration office of Shanghai New Asia (Group) Company. He is currently the chairman of the supervisory committee and chairman of the labour union of Jin Jiang Hotels Development.

Mr. Wang Guoxing (汪國興) aged 44, is a senior accountant with a master's degree in economics from Shanghai University of Finance and Economies and Mr. Wang joined the Group in 1992. He was previously lecturer of the School of Finance of Shanghai University of Finance and Economics and board secretary of Jin Jiang Hotels Development, board secretary and deputy financial controller of Shanghai New Asia (Group) Company Limited (which is the predecessor of the Company), deputy financial controller of Jin Jiang International and secretary-general of the executive committee of the board (vice president) of Jin Jiang International. He is currently vice president of Jin Jiang International, vice chairman of Jin Jiang International Hotel Investment and director of Jin Jiang Inn.

Mr. Ma Mingju (馬名駒) aged 46, holds a master's degree in business administration from the Asia International Open University (Macau) and is a senior accountant. He joined the Group in 2005 and was a manager of the planning and finance division of Jin Jiang International. Mr. Ma currently acts as vice-president, manager of planning and finance division and general manager of the finance business division of Jin Jiang International, director of Beijing Kunlun Hotel Co., Ltd. ("Kunlun Hotel Company"), Jin Jiang International Hotel Investment, Jin Jiang Inn and Jin Jiang International Finance.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Ms. Chen Junjin (陳君瑾) aged 46, is an accountant with a post-secondary diploma in accounting and finance from Shanghai Tourism College. Ms. Chen joined the Group in 1981 and was previously accountant of finance department of Cypress Hotel; head of finance department of Jin Jiang (Group) Company Limited; deputy finance controller of Jin Jiang Hotel Management. Ms. Chen is now the head of finance department and the general manager of Jin Jiang Hotels (HK).

Ms. Jiang Ping (蔣平) aged 49, is an economist with a degree in executive master in business administration from Northwestern Polytechnic University in the US. Ms. Jiang joined the Group in 1999 and was previously deputy director of general office and manager of business department of Shanghai Lujiazui Finance and Trade Zone Development Company, as well as general manager of Shanghai Luijiazui Investment and Development Company. Ms. Jiang now serves as deputy general manager of Shanghai Luijiazui Finance and Trade Zone Development Company Limited.

Mr. Zhou Qiquan (周啟全) aged 56, graduated from Shanghai College of Finance & Economics (now known as Shanghai University of Finance & Economics) with a post-secondary diploma in finance & credit and is an accountant. Mr. Zhou joined the Group in 2003. He was previously the person-in-charge of the finance department of Shanghai Luwan Residential Corporation; and section head, deputy manager of planning and the finance department of Shanghai Minhang United Development Company Limited. Mr. Zhou currently serves as a manager of planning and finance department of Shanghai Minhang United Development Company Limited.

JOINT COMPANY SECRETARIES

Dr. Laurence Yuen Chin Yau (袁阡佑) aged 42, Joint Company Secretary. Dr. Yuen graduated from Fudan University with a doctoral degree in economics and also holds a MBA degree from the Brunel University. He is currently a fellow chartered management accountant (U.K.), a fellow certified public accountant (H.K.), a fellow chartered certified accountant (U.K.), and a fellow chartered secretary in the U.K. and Hong Kong. Dr. Yuen was conferred a rose award by the People's Government of Shenyang in 1999. Dr. Yuen has 16 years of experience in company secretarial procedures, accounting and financial management and worked for Shangri-La and Marriott Groups' hotels in China. Besides, Dr. Yuen is the chairman of the steering committee of Association of Chartered Certified Accountants, Shanghai branch. Dr. Yuen joined the Group in April 2006.

Mr. Kang Ming (康鳴) Joint Company Secretary. Please refer to his biography under the section headed "Executive Directors" in this section.

QUALIFIED ACCOUNTANT

Dr. Laurence Yuen Chin Yau (袁阡佑) has been appointed as the Company's qualified accountant on a full-time basis for the Company from April 2006. Dr. Yuen's biographical details are set out above and he is also a Joint Company Secretary.

SENIOR MANAGEMENT

Mr. Yang Weimin (楊衛民) is an executive Director, CEO and authorised representative of the Company. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Mr. Xu Zurong (徐祖榮) is an executive Director and vice president of the Company. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Mr. Yuan Gongyao (袁公耀) is an executive Director and vice president of the Company. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Mr. Han Min (韓敏) is an executive Director and vice-president of the Company. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Mr. Kang Ming (康鳴) is an executive Director and the Board secretary and also the Joint Company Secretary. Please refer to his biography under the paragraph headed "Executive Directors" in this section.

Dr. Laurence Yuen Chin Yau (袁阡佑) is the qualified accountant, authorised representative of the Company and Joint Company Secretary. Please refer to his biography under the section headed "Joint Company Secretaries" in this section.

REPORT OF THE DIRECTORS

The Board have pleasure in presenting their report together with audited consolidated financial statements of the Group for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The Group is principally engaged in Star-rated hotel operation and management, budget hotel operation and franchising, food and restaurants and other businesses. The Group is structured as a horizontally integrated hospitality services provider, offering hospitality services tailored to all segments ranging from budget accommodation to 5-star hotels. This structure enables the Group to enjoy economies of scale and scope as well as providing the Group with a platform to increase its market presence.

OPERATIONAL REVIEW

Management discussion and analysis on operation are set out on pages 18 to 24 of this report.

BUSINESS AND FINANCIAL REVIEW

The results of the Group for the year ended 31 December 2007 are set out in the consolidated income statement on page 70 of this report. Management discussion and analysis on business and financial review are set out on pages 24 to 30 of this report. A financial summary of the Group for the years ended 31 December 2003, 2004, 2005, 2006 and 2007 is set out on page 10 of this report.

SHARE CAPITAL

The number of shares in each class of shares of the Company as at 31 December 2007 is set out as follows:

Class of shares	Number of shares in issue ('000)	Percentage (%)
Domestic shares	3,173,500	69.52
Including:		
Jin Jiang International	3,014,825	66.04
Shanghai Jin Jiang International Investment & Management Company Limited (formerly known as "Huating Group")	158,675	3.48
H Shares	1,391,500	30.48
Total	4,565,000	100.00

USE OF PROCEEDS FROM THE COMPANY'S INITIAL PUBLIC OFFERING

The Company was successfully listed on the Main Board on 15 December 2006 and raised a net amount (after listing expenses) equivalent to approximately RMB2,676,100,000 under the global offering.

According to the plan described in the Prospectus, the proceeds were applied as follows:

- In 2007, RMB1,098,200,000 was injected into Shanghai Jin Jiang International Hotel Investment Company Limited pursuant to a capital increase arrangement between the Company and Jin Jiang Hotels Development on a pro rata basis, for the development and expansion of the Jin Jiang Inn Budget Hotels network.

- The proceeds of approximately RMB725,000,000 was applied as investments for the refurbishment of certain Landmark Hotels and Luxury Hotels which included: Peace Hotel, Jin Jiang Tower, Cypress Hotel, Jin Jiang Hotel, Galaxy Hotel, Rainbow Hotel and Y.M.C.A Hotel.

- The remaining listing proceeds of approximately RMB852,900,000 were used for partial repayment of bank borrowings.

REPORT OF THE DIRECTORS

Notes:

1. During the year, approximately RMB444,800,000 out of the listing proceeds was utilised for investments in Jin Jiang International Hotel Investment. In view of a spread between the deposit interest rate and borrowing interest rate, Jin Jiang International Hotel Investment utilized a portion of the listing proceeds to make an advanced borrowing repayment of RMB343,300,000, with a view to saving funding costs and maximizing shareholders' interest.

2. In 2007, the payments of refurbishment and renovation expenses from the listing proceeds were approximately RMB82,000,000 which comprised Peace Hotel, Cypress Hotel, Galaxy Hotel, Rainbow Hotel, and so on.

3. In order to secure higher deposit interests, unutilised proceeds of Peace Hotel, Jin Jiang Tower and Y.M.C.A Hotel were placed as structured banking deposits. The closing balance of the structured banking deposits was RMB480,000,000 as at 31 December 2007.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Pursuant to the Listing Rules, the Company confirms that it has received from each independent non-executive director of the Company an annual confirmation of his independence. Based on their confirmation, the Company considers that they are all independent.

DIVIDENDS

A final dividend in respect of the year ended 31 December 2007 of RMB3 cents per share, amounting to a total dividend of RMB136,950,000 is proposed at the Board meeting held on 18 April 2008. Subject to the approval by shareholders of the Company in the forthcoming annual general meeting, the proposed dividend will be payable on or before 30 June 2008 to shareholders whose names appear on the register of members on 16 June 2008.

The register of members will be closed from Sunday, 18 May 2008 to Monday, 16 June 2008, both dates inclusive. The Board is not aware that any shareholders has waived or agreed to waive any dividends.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES

During the financial year of 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

PRINCIPAL SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in Note 36 to the consolidated financial statements on pages 149 to 152.

RESERVES

The Group had a reserve of RMB3,823,893,000 as at 31 December 2007, of which RMB357,930,000 was retained earnings. Details of which are set out in Note 20 to the consolidated financial statements on pages 118 to 121.

REPORT OF THE DIRECTORS

DISTRIBUTABLE RESERVES

According to the articles of association of the Company (the "Articles of Association"), distributable reserves are based on the profits of the Company prepared according to the PRC Accounting Standards and the Hong Kong Financial Reporting Standards ("HKFRS"), whichever is the lower.

According to the PRC Company Law, the profit after tax (after transferring appropriate amount into the statutory surplus reserve fund) can be distributed as dividend.

As at 31 December 2007, in accordance with the PRC Accounting Standards, relevant PRC laws and the Articles of Association, the distributable reserves of the Company amounted to RMB293,970,000, in which about RMB136,950,000 was proposed to be the final dividend of the year.

DONATIONS

For the year ended 31 December 2007, the Group made charitable and other donations in a total amount of RMB250,000.

FIXED ASSETS

The hotels in which the Group held substantial equity interests are set out on page 6.

BORROWINGS

The details of short and long term borrowings are set out in Note 22 to the consolidated financial statements on pages 124 to 127.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's customers mainly comprised Franchisees, travel agencies, corporate customers and guests at its hotels. For the year ended 31 December 2007, the Group's five largest customers in aggregate accounted for less than 30% of the Group's total sales. Pursuant to the Group's franchise agreements with its Franchisees, no credit term is granted to the Franchisee and the Group's Franchisee is required to pay the continuing franchise fee on or before the 10th day of every month. The Franchisee is obliged to pay a certain percentage of the amount payable in case of a default in payment.

The Group's suppliers mainly comprise vendors who supply the Group's hotel operations with hotel supplies such as food and beverages, as well as bath products. For the year ended 31 December 2007, the Group's five largest suppliers in aggregate accounted for less than 30% of the Group's total purchases. Generally, the credit term provided by the Group's suppliers is about two to six months.

None of the Directors, their associates nor any shareholder (who to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had an interest in the major suppliers or customers noted above.

CONNECTED TRANSACTIONS

Continuing Connected Transactions

The Stock Exchange has granted a waiver (the "**Waiver**") to the Company for a period of three years ending on 31 December 2008 from strict compliance with the announcement requirement under Rule 14A.47 of the Listing Rules (in respect of the continuing connected transactions as set out on pages 176, 177 and 183 of the Prospectus.)

The following table sets out the relevant annual caps granted by the Stock Exchange and the actual annual figures for the year ended 31 December 2007 in relation to those continuing connected transactions under the Waiver. Terms used in the following tables shall have the same meanings as defined in the Prospectus, unless the context requires otherwise.

REPORT OF THE DIRECTORS

Item	Providers of products and services	Type of Products and Services	Annual Cap RMB million	Actual figure for the year ended 31 December 2007 RMB million
Expenditure item:				
1) Properties leased to the Group (Note 1)	Jin Jiang International and certain of its associates	Lease of certain properties	23	18.3
2) Master Food and Beverage Services and Provision of Food Agreement (Note 2)	By Jin Jiang International and its subsidiaries and associates to the Group	• provision of food; • provision of food and beverage services; and • other related or ancillary goods and services.	38	27.2
Revenue item:				
3) Master Provision of Hotel Rooms Agreement (Note 3)	By the Group to Jin Jiang International and its subsidiaries and associates	• provision of hotel rooms; and • other related or ancillary goods and services.	47	24.1

(1) As at 24 November 2006, the Group had entered into 19 leases with Jin Jiang International Holdings Company Limited ("Jin Jiang International") and its associates, pursuant to which the Group leased certain properties from such companies. Such leases were executed with (1) Jin Jiang International; (2) Shanghai Eastern Jin Jiang Hotel Company Limited; (3) 上海敬業房地產有限公司 Shanghai Jing Ye Real Estate Co., Ltd. (a wholly-owned subsidiary of Jin Jiang International); (4) 上海錦江樂園 Jinjiang Amusement Park (an 80.5369% directly-owned subsidiary of Jin Jiang International); (5) 上海錦江超市公司 Shanghai Jinjiang Supermarket Corporation (a wholly-owned subsidiary of Jin Jiang International); (6) 上海錦江物業管理公司 Shanghai Jinjiang Property Management Co. (a wholly-owned subsidiary of Jin Jiang International); (7) 上海庚傑投資管理有限公司 Shanghai Geng Jie Investment Management Co., Ltd. (a wholly-owned subsidiary of Jin Jiang International); and (8) 上海市食品(集團)有限公司 Shanghai Foods (Group) Corporation (a wholly-owned subsidiary of Jin Jiang International). Apart from the two respective leases with 上海錦江樂園 and 上海庚傑投資管理有限公司, each of which having a term of 20 years ("Long-term Leases"), and three leases which will expire by 31 December 2008 and will not be automatically renewed, the initial term of the 14 remaining leases (the "Remaining Leases") will expire on 31 December 2008. Each Long-term Lease may be terminated at any time by the relevant member of the Group by giving at least one year's prior notice in writing to the lessor. Subject to relevant provisions of the Listing Rues, each of the 14 Remaining Leases will be automatically renewed for the 3 years upon the expiry of their respective initial term at rental prices agreed and determined by the relevant parties by reference to current market prices, unless a notice of termination is served by any relevant party to the other party in writing at least 3 months prior to expiry. Long-term leases have an approximate term of over three years because the Group has made significant investments in the leased to convert them into Jin Jiang Inn Budget Hotels and long-term leases would help maintaining stability in the operation of these budget hotels, which in turn would be conducive to the recovery of the Group's investment and therefore is in the best interests of the Company. Jin Jiang International is the controlling shareholder of the Company. The annual caps for the three financial year ended 31 December 2006, 2007 and 2008 have been set at RMB9,000,000, RMB23,000,000 and RMB24,000,000, respectively.

REPORT OF THE DIRECTORS

(2) On 20 November 2006, the Group entered into the Master Food and Beverage Services and Provision of Food Agreement with Jin Jiang International, the controlling shareholder of the Group, pursuant to which the Group shall provide food and beverage services and food and other related or ancillary products or services to Jin Jiang International and/or its subsidiaries and associates in accordance with the terms of the Master Food and Beverage Services and Provision of Food Agreement upon reasonable requests made by Jin Jiang International and/or its subsidiaries and associates from time to time, and Jin Jiang International and/or its subsidiaries and associates shall provide food and beverage services and food and other related or ancillary products or services to the Group in accordance with the terms of the Master Food and Beverage Services and Provision of Food Agreement upon reasonable requests made by the Group from time to time. In accordance with the Master Food and Beverage Services and Provision of Food Agreement, prices payable by Jin Jiang International to the Group or its subsidiaries shall be determined on the following principles (1) on the basis of state-prescribed prices (prices set by the relevant laws, regulations and other governmental regulatory documents issued by the relevant departments of the PRC Government for the provision of such products or services); (2) where there are no relevant State-prescribed prices, on the basis of fair and reasonable prices by reference to relevant market prices (prices at which the same or comparable type of products or services are provided to independent third parties in the same area in the ordinary course of business). The Master Food and Beverage Services and Provision of Food Agreement shall expire on 31 December 2008, upon which it shall automatically extend for further terms of three years, unless terminated by either party by giving written notice to the other party at least 3 months prior to the expiry of each such term. The annual caps for the three financial year ended 31 December 2006, 2007 and 2008 are RMB35,000,000, RMB38,000,000 and RMB42,000,000 respectively.

(3) On 20 November 2006, the Group entered into the Master Provision of Hotel Rooms Agreement with Jin Jiang International, the controlling shareholder of the Group, pursuant to which the Group shall provide hotel room services and other related or ancillary products or services to Jin Jiang International and/or its subsidiaries and associates in accordance with the terms of the Master Provision of Hotel Rooms Agreement upon reasonable requests made by Jin Jiang International and/or its subsidiaries and associates from time to time. In accordance with the Master Provision of Hotel Rooms Agreement, prices payable by Jin Jiang International to the Group shall be determined on the following principles: (1) on the basis of State-prescribed prices (prices set by the relevant laws, regulations and other governmental regulatory documents issued by the relevant departments of the PRC Government for the provision of such products or services); (2) where there are no relevant State-prescribed prices, on the basis of fair and reasonable prices by reference to relevant market prices (prices at which the same or comparable type of products or services are provided to independent third parties in the same area in the ordinary course of business). The Master Provision of Hotel Rooms Agreement shall expire on 31 December 2008, upon which it shall automatically extend for further terms of three years, unless terminated by either party by giving written notice to the other party at least 3 months prior to the expiry of each such term. The annual caps for the three financial year ended 31 December 2006, 2007 and 2008 are RMB43,000,000, RMB47,000,000 and RMB52,000,000 respectively.

The independent non-executive directors, Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo, have reviewed the above continuing connected transactions and confirm that these transactions have been entered into:

(1) in the ordinary and usual course of business of the Company;

(2) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

REPORT OF THE DIRECTORS

The international auditor of the Company has performed certain agreed-upon procedures on such transactions and has provided a report to the Directors stating that the above continuing connected transactions:

(1) received the approval of the Board;

(2) were in accordance with the pricing policies of the Group if the transactions involve provision of services by the Group, based on the samples of transactions selected and checked by the auditor;

(3) were entered into in accordance with the relevant agreements governing such transactions, based on the samples of transactions selected and checked by the auditor; and

(4) did not exceeded the relevant annual caps as disclosed in the Prospectus.

Other Connected Transactions

On 31 July 2007, the Company entered into a transfer agreement with Greenland Group under which the Company would transfer its 44% equity interest (out of its 55% equity interest) in 上海九龍賓館有限公司 (Shanghai Jiu Long Hotel Co., Ltd. ("Jiu Long Hotel")) to Greenland Group at a cash consideration of RMB112,198,000. Upon the completion of the disposal, the Company's equity interest in Jiu Long Hotel would be reduced to 11%. The Company owned 55% of the equity interest in Jiu Long Hotel and Greenland Group owned the remaining 45% prior to the transfer of equity interests. Therefore, Greenland Group was a connected person of the Company under the Listing Rules and the transaction under the transfer agreement constituted a connected transaction of the Company under Chapter 14A of the Listing Rules. Following the transfer, Greenland Group injected an additional capital, which was completed by 30 November 2007. As at 31 December 2007, the aforesaid payment for transfer had been fully settled and the Group held a 9.45% interest in Jiu Long Hotel and retained the right to manage it.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Biographical details of the directors, supervisors and senior management as at 31 December 2007 are set out on pages 36 to 41.

INTERESTS IN SHARES OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As at 31 December 2007, none of the directors, chief executive officer or supervisors of the Company had any interest or short positions in the shares, underlying shares or debentures of the Company which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "**SFO**") (including interests and short positions which he or she is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors.

REPORT OF THE DIRECTORS

INTERESTS IN SHARES OR UNDERLYING SHARES OR DEBENTURES OF ASSOCIATED CORPORATIONS

As at 31 December 2007, three directors, namely Mr. Xu Zurong, Mr. Yang Weimin and Mr. Chen Hao held the following equity interests in Jin Jiang Inn:

Name	Equity interest in Jin Jiang Inn	Nature of interests	Capacity	Percentage in total registered capital of Jin Jiang Inn
Xu Zurong	2,594,600 (Note 1)	Long Position	Beneficial owner	1.4438% (Note 1)
	2,594,600 (Note 2)	Short Position	Beneficial owner	1.4438% (Note 2)
Yang Weimin	1,729,730 (Note 1)	Long Position	Beneficial owner	0.9625% (Note 1)
	1,729,730 (Note 2)	Short Position	Beneficial owner	0.9625% (Note 2)
Chen Hao	1,729,730 (Note 1)	Long Position	Beneficial owner	0.9625% (Note 1)
	1,729,730 (Note 2)	Short Position	Beneficial owner	0.9625% (Note 2)

Notes:

1. These figures represent the respective equity interest in Jin Jiang Inn of these directors. In addition, under the Jin Jiang Inn Shareholders' Agreement (as defined in the Prospectus), in the event new equity interest is issued by Jin Jiang Inn, each of theses directors has been granted pre-emptive rights over such new equity interest in proportion to his respective equity interest in Jin Jiang Inn. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" in the Prospectus for more information.

2. Under the Jin Jiang Inn Shareholder's Agreement, each of these directors has granted to (a) the Company rights of first refusal to purchase his respective equity interest in Jin Jiang Inn if he intends to transfer his said equity interest; and (b) the Company (or a third party designated by the Company) buy back rights to purchase his equity interest in Jin Jiang Inn after the occurrence of certain events. Under the articles of association of Jin Jiang Inn, the Company and Jin Jiang Hotels Development have also been granted certain rights of first refusal over the equity interests held by these directors in Jin Jiang Inn if they intend to transfer their said respective equity interests. Please refer to the section headed "Connected Transactions — Jin Jiang Inn Shareholders' Agreement" in the Prospectus for more information.

As at 31 December 2007, Mr. Yu Minliang, the Chairman and an executive director, held the following number of shares in Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development"):

Name	No. of shares held in Jin Jiang Hotels Development	Nature of interests	Capacity	Percentage in total share capital of Jin Jiang Hotels Development
Yu Minliang	14,305	Long Position	Beneficial owner	0.0024%

Save as disclosed above, as at 31 December 2007, none of the directors, chief executive officer or supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which was required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such directors, chief executive officer and supervisors of the Company were taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the supervisors to the same extent as it applies to the Directors).

REPORT OF THE DIRECTORS

SUBSTANTIAL SHAREHOLDERS' INTERESTS

(a) Substantial shareholders' Interest in shares or underlying shares of the Company

As at 31 December 2007, so far as was known to the directors, the following persons (other than a director, chief executive officer or supervisor of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholder	Class of shares	Number of shares/ underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
Jin Jiang International	Domestic shares	3,173,500,000 (long position)	Beneficial owner and controlled corporation (Note 1)	100%	69.52%
National Council for Social Security Fund (全國社會保障基金理事會)	H shares	110,088,000 (long position)	Beneficial owner	7.91%	2.41%
Hotel JJ Holdings Limited	H shares	106,170,000 (long position)	Beneficial owner (Note 2)	7.63%	2.33%
JJ Co-Invest Holdings Limited	H shares	106,170,000 (long position)	Controlled corporation (Note 2)	7.63%	2.33%
SCG Hotel Management, L.L.C.	H shares	106,170,000 (long position)	Controlled corporation (Note 2)	7.63%	2.33%
Starwood Capital Group Global, L.L.C.	H shares	106,170,000 (long position)	Controlled corporation (Note 2)	7.63%	2.33%
Barry S. Sternlicht	H shares	106,170,000 (long position)	Controlled corporation (Note 2)	7.63%	2.33%
UBS AG	H shares	69,475,500 (long position)	Beneficial owner	5.04%	1.54%
		22,826,000 (short position)		1.64%	0.5%

Notes:

(1) According to the form filed by Jin Jiang International, 3,014,825,000 domestic shares are beneficially held by it and 158,675,000 domestic shares are held through a controlled corporation.

(2) The Company has been informed that: (i) JJ Co-Invest Holdings Limited is ultimately 100% owned by investment funds, which are controlled by Starwood Capital Group Global, L.L.C., which is in turn controlled by Mr. Barry S. Sternlicht; (ii) JJ Co-Invest Holdings Limited is a non wholly owned subsidiary of Hotel JJ Holdings Limited, which is owned by certain of such Starwood Capital investment funds of which SCG Hotel Management, L.L.C. is general partner; and (iii) SCG Hotel Management, L.L.C. is controlled by Starwood Capital Group Global, L.L.C., which is in turn controlled by Mr. Barry S. Sternlicht.

Save as disclosed above and so far as the directors are aware, as at 31 December 2007, no other person had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

REPORT OF THE DIRECTORS

(b) Substantial Shareholders' interests in shares/underlying shares of other members of the Group

As at 31 December 2007, so far as the Directors are aware, each of the following persons, not being a director, chief executive officer or supervisor of the Company, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

	Name of subsidiary	Name of shareholder	Percentage of shareholding
1	上海錦花旅館有限公司 (Shanghai Jinhua Hotel Co., Ltd.)	上海花木經濟發展總公司 (Shanghai Huamu Economic Development Company Limited)	20%
2	揚州錦揚旅館有限公司 (Yangzhou Jinyang Hotel Co., Ltd.)	揚州市雙橋鄉農工商總公司 (Yangzhou Shuangqiao Town NGS Co., Ltd.)	25%
3	上海錦海旅館有限公司 (Shanghai Jinhai Hotel Co., Ltd)	閔行區商業建設公司 (Minhang Commercial Construction Co., Ltd.)	30%
4	蘇州新區錦獅旅館有限公司 (Suzhou New Area Jinshi Hotel Co., Ltd.)	蘇州新區獅山農工商總公司 (Suzhou Shishan Industry & Commercial Co., Ltd.)	40%
5	南京錦綉旅館有限公司 (Nanjing Jinxu Hotel Co., Ltd.)	上海浦東新區合慶綉品服裝(集團)有限公司 (Shanghai Pudong Heqing Embroidery Clothing (Group) Co., Ltd.)	40%
6	上海新苑賓館有限公司 (Shanghai New Garden Hotel Co., Ltd)	上海鑫達實業總公司 (Shanghai Xinda Industrial Co., Ltd.)	43%
7	上海海侖賓館有限公司 (Sofitel Hyland Shanghai)	上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.)	33.33%
8	上海建國賓館有限公司 (Jian Guo Hotel)	上海國際集團投資管理有限公司 (SIG Investment Management Co., Ltd.)	35%
9	上海錦江飯店發展有限公司 (Shanghai Jin Jiang Hotels Development Co., Ltd.)	上海錦江飯店實業有限公司 (Shanghai Jin Jiang Hotel Industries Company Limited)	10%
10	北京錦江北方物業管理有限公司 (Beijing Jin Jiang Northern Property Management Company Limited)	北京市崑崙經貿公司 (Beijing Kun Lun Economy & Trade Company Limited)	20%
11	澳大利亞新亞大包快餐(連鎖)有限公司 (New Asia Chains of Snack (Australia) PTY. Ltd.)	英華進出口有限公司 (Ying Hua Import & Export Pty Limited)	45%
12	上海錦江同樂餐飲管理有限公司 (Shanghai Jin Jiang Tung Lok Catering Management Inc.)	新加坡同樂(中國)控股有限公司 (Tung Lok (China) Holdings Pte. Ltd)	49%

Save as disclosed above and so far as the directors are aware, as at 31 December 2007, no other person, not being a director, chief executive officer or a supervisor of the Company, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

As at 31 December 2007 or at any time during 2007, no contracts of significance to which the Company, or its subsidiaries was a party and in which the directors or the supervisors of the Company had a material interest, whether directly or indirectly (excluding service contract).

REPORT OF THE DIRECTORS

During 2007, the Group did not directly or indirectly provide borrowings to or guarantee for debts owed by directors, supervisors and members of senior management of the Company or its controlling shareholder(s) or their respective connected parties.

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the directors and supervisors has entered into a service contract with the Company for a term expiring upon the conclusion of the annual general meeting of the Company to be held in 2009.

Commencement dates of the term of the non-executive director and each independent non-executive director are as follows.

Name	Title	Commencement Date
Mr. Shen Maoxing	Non-executive director	1 January 2006
Mr. Ji Gang	Independent non-executive director	20 November 2006
Mr. Xia Dawei	Independent non-executive director	20 November 2006
Mr. Sun Dajian	Independent non-executive director	20 November 2006
Dr. Rui Mingjie	Independent non-executive director	20 November 2006
Mr. Yang Menghua	Independent non-executive director	20 November 2006
Dr. Tu Qiyu	Independent non-executive director	20 November 2006
Mr. Shen Chengxiang	Independent non-executive director	20 November 2006
Mr. Lee Chung Bo	Independent non-executive director	20 November 2006

The Company did not enter into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) with any director or Supervisor.

EMOLUMENT POLICY OF THE GROUP

The emolument for the Group's staff comprised basic salary, social security contribution and discretionary bonus, which is based on the performance of the Group.

The compensation of the directors and supervisors, and the five highest paid individuals and information regarding pension scheme have been stated in Note 26 to the consolidated financial statements from pages 129 to 133. The Group has adopted the PRC statutory social security system that comprises retirement fund, housing fund and medical insurance. For the retirement funds, the employer contribution ratio and employee contribution ratio in Shanghai are currently 22% and 8% respectively.

The Company shall determine the remuneration of the directors on the basis of their qualifications, experience and contributions.

REPORT OF THE DIRECTORS

EXECUTIVE DIRECTORS, NON-EXECUTIVE DIRECTOR, INDEPENDENT NON-EXECUTIVE DIRECTORS, SUPERVISORS

As at 31 December 2007, the Executive Directors of the Company were Mr. Yu Minliang (Chairman), Ms. Chen Wenjun, Mr. Yang Weimin (CEO), Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min, Mr. Kang Ming; the Non-Executive Director was Mr. Shen Maoxing (Vice Chairman); the Independent Non-Executive Directors were Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Dr. Rui Mingjie, Mr. Yang Menghua, Dr. Tu Qiyu, Mr. Shen Chengxiang, Mr. Lee Chung Bo.

As at 31 December 2007, the Supervisors of the Company were Mr. Wang Xingze (Chairman of Supervisory Committee), Mr. Wang Guoxing, Mr. Ma Mingju, Ms. Chen Junjin, Ms. Jiang Ping and Mr. Zhou Qiquan.

There were no changes in the directors and supervisors of the Company during 2007.

Detailed biographies of the directors and the supervisors are set out on pages 36 to 41.

PENSION SCHEMES

In accordance with relevant PRC laws and regulations, full time employees of the Group are enrolled in various defined contribution pension schemes established by relevant provincial or municipal governments. During 2007, the Group and its employees made contributions to the plans at a certain percentage of the wages of the employees in accordance with the aforesaid pension schemes.

AUDIT COMMITTEE

The Company has established an audit committee, the principal duty of which is to review the financial controls, internal controls and risk management system of the Company. The audit committee comprises three independent non-executive directors, namely, Mr. Xia Dawei (chairman), Mr. Sun Dajian and Mr. Yang Menghua.

REMUNERATION COMMITTEE

The Company has established a remuneration committee, the principal duty of which is to make recommendations to the Board in respect of the remuneration policy and structure formulated by the Company for the directors and the senior management. The remuneration committee comprises a chairman, Mr. Chen Hao, and two independent non-executive directors, Mr. Ji Gang, and Mr. Yang Menghua.

PUBLIC FLOAT

At least 25% of the Company's total issued share capital was held by the public as at the latest practicable date prior to the printing of this report, based on information publicly available to the Company and within the knowledge of the directors.

REPORT OF THE DIRECTORS

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during year 2007.

PRE-EMPTIVE RIGHTS

Under the Articles of Association and the laws of the PRC, no pre-emptive rights exist which require the Company to offer new shares to its existing shareholders in proportion to their shareholding.

TAX RELIEF AND EXEMPTION

The Company is not aware that any holders of securities of the Company are entitled to any tax relief or exemption by reason of their holding of such securities.

INTERNATIONAL AUDITOR

The consolidated financial statements of the Company prepared in accordance with HKFRS have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

By order of the Board
Yu Minliang
Chairman of the Board

REPORT OF THE SUPERVISORY COMMITTEE

To the shareholders of the Company:

In 2007, all members of the Supervisory Committee have strictly adhered to the principles of conscientiousness and faithfully discharged their supervisory duties with prudence in accordance with the requirements set out in the Company Law of the PRC, the Articles of Association, for the purpose of safeguarding the interests of the shareholders and the Group.

The Supervisory Committee convened two meetings in 2007. The 2006 annual report and consolidated financial statements and the 2007 interim report and condensed financial statements, were tabled for review and discussion in the meetings held on 20 April 2007 and 24 August 2007 respectively. The Supervisory Committee was of the view that the consolidated financial statements of the Group for the year 2007 was true and reliable.

Besides, the Supervisory Committee has conducted reviews on the financial system of the Group, including financial reporting, internal audit, financial budget and its approval procedures.

The Supervisory Committee has supervised on the Group's operations. The scope of supervision includes financial control, operational control and compliance control as well as risk management function. The Supervisory Committee is of the view that the Group has established comprehensive internal control systems which effectively control operational risks of the Group.


华夏银行

REPORT OF THE SUPERVISORY COMMITTEE

The Group has carried out its business operations in accordance with the PRC laws and regulations and the Articles of Association as well as internal work procedures.

The Supervisory Committee has supervised on diligence of the Directors and managers of the Group in performing their duties and the implementation of the resolutions passed in the general meeting(s). The Supervisory Committee is of the view that the directors and operation staff performed their duties in accordance with the resolutions passed in the general meeting(s). The Directors and other members of the management of the Group did not contravene any laws and regulations and the Articles of Association and jeopardise the interests of the Group and the shareholders in performance of their duties.

The Supervisory Committee has reviewed the Group's mergers and acquisitions and disposals of assets. The Supervisory Committee is of the view that consideration paid/received in respect of the mergers and acquisitions as well as the disposal of assets are fair and reasonable. No insider dealing has been reported and there was no instances in which the interests of the shareholders, especially the minority shareholders are jeopardised.

By order of the Supervisory Committee
Wang Xingze
Chairman of the Supervisory Committee



CORPORATE GOVERNANCE REPORT

The Board has reviewed its "Company Operation and Corporate Governance Guidelines" and is of the view that such document has incorporated most of the principles and all of the code provisions of the "Code on Corporate Governance Practices" as set out in Appendix 14 to the Listing Rules. The Company was in compliance with the code provisions set out in Appendix 14 to the Listing Rules for the year ended 31 December 2007.

THE BOARD

The Board currently consists of eight executive directors, one non-executive director and eight independent non-executive directors (at least one independent non-executive director possesses appropriate professional qualification or possesses accounting or related financial management expertise). Biographical details of the Directors are set out on pages 36 to 40 of this report.

In 2007, the Board held 9 meetings. The attendance record of each respective director at the Board meetings held in 2007 is set out in the following table:

Directors	Attendance
Mr. Yu Minliang *(Chairman)*	9/9
Mr. Shen Maoxing *(Vice Chairman)*•	9/9
Ms. Chen Wenjun	9/9
Mr. Yang Weimin *(CEO)*	9/9
Mr. Chen Hao	9/9
Mr. Yuan Gongyao	9/9
Mr. Xu Zurong	9/9
Mr. Han Min	9/9
Mr. Kang Ming	9/9
Mr. Ji Gang*	9/9
Mr. Xia Dawei*	9/9
Mr. Sun Dajian*	9/9
Dr. Rui Mingjie*	9/9
Mr. Yang Menghua *	9/9
Dr. Tu Qiyu*	9/9
Mr. Shen Chengxiang*	9/9
Mr. Lee Chungbo* (Note)	9/9

• Non-Executive director

* Independent Non-Executive directors

Note: Two meetings of which were not attended by Mr. Lee in person but by his proxy(ies).

CORPORATE GOVERNANCE REPORT

NOMINATION OF DIRECTORS AND TERM OF OFFICE

A nomination committee has not been set up under the Board. Shareholders of the Company may nominate candidates for directorship. A written notice stating their intention to nominate a candidate for directorship and the nominee's consent to be nominated shall be delivered to the Company after the dispatch of the notice of general meeting at which the election of directors will be held and not less than 7 days before the general meeting, and the period of notice shall not be less than 7 days. The criteria for nomination shall be based mainly on the academic qualifications, experience and other biographical details of the candidates. The independence of the candidates and their potential contributions to the Board as a whole will also be considered.

Our directors (including the Non-Executive director) shall be appointed for a term of three years from the date of election.

RESPONSIBILITIES OF THE BOARD

The Board is responsible to the Company's shareholders in general meetings and exercise the following duties:

1. be responsible to convene general meetings and report their work therein;

2. execute the resolutions passed in general meetings;

3. determine the Company's business plans and investment plans;

4. prepare the Company's annual financial budget and final accounts;

5. formulate the Company's profit appropriation plan (including annual dividend payout plan) and loss recovery plan;

6. formulate plans to increase/reduce the registered capital and to issue the Company's debenture;

7. determine the Company's merger, spin-off, and dissolution plans;

8. determine the establishment of the Company's internal management structure;

9. engage or terminate chief executive officer, and based on nominations of the chief executive officer, engage or terminate the Company's executive president, vice president(s), finance officers, and determine their remunerations;

10. formulate the Company's basic management system;

11. draw up proposals to amend the Articles of Association;

12. determine the Company's wages level, fringe benefits and incentive scheme according to the relevant requirements of the PRC;

13. determine major business and administrative issues to be proceeded in the Company's general meeting(s) not stated in the Articles of Association;

14. formulate major acquisition and disposal plans of the Company;

15. perform other functions as authorised by in the Articles of Association and more general meeting(s) of the Company.

CORPORATE GOVERNANCE REPORT

Resolutions in respect of matters referred to in items 6, 7 and 11 above shall be approved by two-thirds of the directors and a simple majority is required in respect of other matters.

The Chairman shall call for and the Board shall convene meetings at least four times every year. Notices of such regular meetings shall be served on all of the directors and supervisors not less than 14 days before the dates of the meetings. A regular Board meeting does not include the obtaining of Board approval through the circulation of written resolutions. In case of any urgent matters, upon requisition by shareholders holding one tenth or more of the voting rights, one third or more of the Directors or the Supervisory Committee, an extraordinary Board meeting may be held.

The time and venue for a Board meeting may be determined in advance by the Board and no separate notice for the meeting shall be necessary if such pre-determined time and venue has been put on record in the minutes of a previous meeting and such minutes have been sent to all Directors at least 10 days before the convening of the forthcoming meeting.

If the time and venue for a Board meeting have not been determined in advance by the Board, the Chairman or the secretary to the Board shall dispatch a notice containing the time and venue of the Board meeting to all Directors at least 5 days (but not earlier than 10 days) prior to the date of the meeting by way of telex, telegraph, facsimile, express mail, registered mail or by hand.

The meeting agenda and relevant documents for regular Board meetings shall be delivered in full in a timely manner to all Directors at least 3 days (or any other agreed length of time) before the date set for such Board meetings.

The quorum of Board meetings shall be at least one half of all the directors, who attend the meetings in person. Each Director shall have one vote.

Pursuant to relevant provisions of the Articles of Association and the Listing Rules, the Board has delegated the following duties to the senior management of the Company:

1. Preparation of the Company's annual financial budget and final accounts;

2. Adjustments to the internal management systems (below the departmental level) of the Company;

3. Establishment of the Company's daily management (such as human resources, finance, internal control, internal audit, asset management and investment management, etc);

4. Determination of wages, fringe benefits and incentive scheme for the Company's staff (other than the Directors and members of senior management) in accordance with the relevant State regulations.

CORPORATE GOVERNANCE REPORT

SUPERVISORY COMMITTEE

By the end of 2007, the Supervisory Committee comprised six members. The background and biographies of the supervisors are set out in the section headed "Directors, Supervisors and Senior Management".

Supervisors acted diligently to effectively supervise on the lawfulness and compliance of the Company's financial matters and the performance of duties by the Directors and senior management.

BOARD COMMITTEES

(1) Audit Committee

The Company's audit committee is a committee established by the Board and its main responsibility is to review and supervise the Company's financial reporting procedures and internal control and to maintain an appropriate relationship with the Company's auditors. The audit committee has adopted the terms of reference set out in "A Guide for Effective Audit Committees" published by the Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants) in February 2002.

The members of the audit committee are appointed by the Board. The audit committee of the Company comprised three independent non-executive directors, Mr. Xia Dawei, Mr. Yang Menghua and Mr. Sun Dajian and one of them possesses appropriate accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. The chairman of the audit committee is Mr. Xia Dawei and the secretary to the audit committee is Dr. Yuen Chin Yau.

In 2007, the audit committee held 3 meetings. The attendance record of each respective member at the Audit Committee meetings held in 2007 is set out in the following table:

Mr. Xia Dawei	3/3
Mr. Yang Menghua	2/3
Mr. Sun Dajian	3/3

The first meeting of the audit committee for the year 2007 was held on 16 April 2007, in which the consolidated results, internal control report and corporate governance report of the Group for the year 2006 were tabled for review and discussion. The second meeting of the audit committee was held on 22 August 2007, in which the condensed results and the internal audit work of the Group for the interim period of 2007 were reviewed and discussed. The third audit committee meeting was held on 25 December 2007, in which the audit work conducted during 2007, audit strategy and audit risks were reviewed and discussed. The first meeting of the audit committee for the year 2008 was held on 16 April 2008, in which consolidated results, internal control report and corporate governance report for the year 2007 were tabled for review and discussion.

CORPORATE GOVERNANCE REPORT

(2) Remuneration Committee

The Company's remuneration committee is a committee established by the Board. Its main duties are to make recommendations to the Board on the Company's remuneration policy and structure for all directors and members of senior management and to draw up procedures for formulating an incentive-based remuneration policy. The remuneration committee of the Company consists of one executive director, Mr. Chen Hao, and two independent non-executive directors, Mr. Ji Gang and Mr. Yang Menghua. Mr. Chen Hao is the chairman of the remuneration committee.

In 2007, the remuneration committee held one meeting. The attendance record of each respective member at the meeting held in 2007 is set out in the following table:

Mr. Chen Hao	1/1
Mr. Ji Gang	1/1
Mr. Yang Menghua	1/1

The meeting of remuneration committee in 2007 was held on 20 April 2007, and the matters discussed including the implementation measures on annual evaluation of executive directors and members of senior management of the Company.

(3) Strategic Investment Committee

The strategic investment committee of the Company assists the Board by providing advice, proposals, hypotheses, review, supervision of implementation, and other supervisory duties with regard to strategic investments to be made by the Company. The strategic investment committee consists of three members and its chairman is also an executive Director. The remaining committee members are nominated by the chairman and appointed or dismissed by the Board.

In 2007, the strategic investment committee held a meeting on 21 August 2007 and the attendance record of each respective member at the meeting is set out in the following table:

Mr. Yang Weimin	1/1
Mr. Chen Hao	1/1
Dr. Rui Mingjie	1/1

The major development plan of the Company for the years 2007 to 2010 was tabled for review and discussion at the meeting.

CHAIRMAN AND CEO

Under Paragraph A.2.1 of Appendix 14 to the Listing Rules, the roles of chairman and chief executive officer of an issuer should be separate and should not be performed by the same person. Currently, the Chairman is Mr. Yu Minliang who is responsible for formulating overall strategies and major decision-making coordination and arrangement of management work, and the chief executive officer is Mr. Yang Weimin, who is an executive director and authorised representative of the Company, is fully responsible for daily operation and operation management as well as coordinating the implementation of the Board resolutions.

CORPORATE GOVERNANCE REPORT

SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the Company's code regarding Directors' and Supervisors' securities transactions. Every Director and Supervisor at the time of appointment was given a copy of the Model Code. The Company confirms, having made specific enquiries with all Directors and Supervisors, that for the year ended 31 December 2007, its Directors and Supervisors have complied with the requirements relating to Directors' and Supervisors' dealing in securities as set out in the Model Code.

EXTERNAL AUDITORS

The independence of the Company's external auditors is assured. The external auditors will retire in the following annual general meeting and offer themselves for re-election at such meeting. During year 2007, two external auditors were appointed, namely PricewaterhouseCoopers in Hong Kong for consolidated financial statements prepared in accordance with HKFRS and Deloitte Touche Tohmatsu CPA Ltd. ("Deloitte") in the PRC for consolidated financial statements prepared in accordance with PRC Accounting Standards. An aggregate remuneration of RMB10,445,000 (2006: RMB6,674,000) was paid to the Company's external auditors in 2007. The fees were for the provision of audit services conducted by PricewaterhouseCoopers and Deloitte for the Company's consolidated financial statements. No remuneration was paid to PricewaterhouseCoopers and Deloitte for provision of non-audit related services to the Company.

DIRECTORS' AND AUDITOR'S RESPONSIBILITIES

The Directors have acknowledged their responsibilities for the preparation of the consolidated financial statements for the year ended 31 December 2007, which give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profits and cash flows for 2007. In preparing these consolidated financial statements, the Directors have selected suitable accounting policies and made judgments under circumstances and estimates that are prudent, fair and reasonable; and have prepared the consolidated financial statements on a going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

PricewaterhouseCoopers, the international auditor of the Company, has presented their responsibilities in the independent auditor's report as set out on page 65.

INVESTOR RELATIONS

The Company places strong emphasis on communications with shareholders and investors and transparency of the Company, designated department and staff were put in place provide reception for investors and analysts. During the year under review, the Company received over 100 groups of funds managers and analysts and answered their questions on the Company. Arrangements were made for visits to various types of hotels, allowing them to have a prompt understanding of the operations and latest developments of the business of the Company. The Company conducted true, accurate, complete and timely information disclosure in strict compliance with relevant laws and regulations, the Articles of Association and the Listing Rules. Investors can access information and statutory announcements of the Company at any time by visiting its website www.jinjianghotels.com.cn. Annual Reports, Interim Reports, Circulars and Announcements published since the Company's listing are available under the section "Investor Relations" on the Company's website. Interim and Annual Result Announcements of the Company are followed by presentations, press conferences and one-on-one meetings with investors.

The Company reports the corporate information of the Group in an accurate and timely manner. The Annual Report 2006 and Interim Report 2007 published after the listing of the Company have been delivered to all shareholders. This report will be delivered to shareholders of the Company and it can also be downloaded from the Company's website.

The annual general meeting is a formal occasion for direct communications between the Directors and shareholders. All shareholders will receive a notice convening the annual general meeting 45 days prior to the meeting is held, setting out the date, venue and agenda of the meeting.

CORPORATE GOVERNANCE REPORT

INTERNAL CONTROLS, AUDIT AND RISK MANAGEMENT

The Company has established a complete set of compliance manual, which comprises the corporate governance policies and operational regulations. It involves the structures of corporate governance, internal control for financial aspects, budgetary management, corporate finance, external investment, engineering and projects, and human resources management. The systems, policies and flowcharts in such compliance manual effectively cover all the decision and operational activities of the Company. Managerial employees in respective levels can effectively manage the risk level of their business activities. The compliance manual is reviewed and updated from time to time.

The Company's audit committee is responsible for reviewing the internal control system of the Company.

During 2007, the Company prepared an audit plan and established an audit steering group headed by Mr. Yuan Gongyao, executive director, and the deputy heads are Dr. Yuen Chin Yau (qualified accountant under Rule 3.24 of the Listing Rules) and Mr. Lu Zhenggang. During the year, the group designed and perfected the questionnaire on internal control and internal audit system. In addition, internal audit training was conducted. Internal control questionnaires were distributed to certain Group's companies for self-test and formal internal audit was conducted by the Company. The objective of audit was undertaken in several aspects, namely audit or integrity responsibilities, internal control audit and operational audit assessing the internal controls and management efficiency.

MAJOR DUTIES OF INTERNAL AUDIT

Internal audit encompasses the Company's major projects and focuses on enhancement of efficiency and improvement of operation and management, and audits the annual business plan and operational targets of members of the Group. Besides, the internal audit assignments focus on the following issues:

- conduct audit on the integrity of department heads of members of the Group during their appointment period and separate audit for those who have been transferred, resigned, dismissed or retired;
- conduct audit in receivable, payable, and related business activities;
- conduct audit in construction projects of over RMB 300,000 and upgrade and renovation of fixed assets;
- conduct audit in investment management, fund management, assets management and internal control policies;
- implement internal control and formulate and optimise internal control policies and standards according to management requirements;
- be responsible for the development of full-time and part-time internal audit workforce, and organise relevant assignments in the Company's system; and
- accomplish audit assignments of senior management, the Board and the Supervisory Committee.

CORPORATE GOVERNANCE REPORT

EXCLUDED HOTEL BUSINESSES AND NEW UNION

The Company confirms that Jin Jiang International and its subsidiaries (other than the Group) have complied with the terms of the Deed of Non-Competition dated 20 November 2006 entered into between the Company and Jin Jiang International.

In accordance with the arrangements disclosed in the Prospectus, the independent non-executive Directors held four meetings in 2007 to consider whether or not to exercise the relevant Rights granted to the Company by Jin Jiang International over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition.

After considering the proposal presented by the Company, the independent non-executive Directors present at the meeting have decided not to exercise the relevant Rights granted to the Company by Jin Jiang International over the relevant Excluded Hotel Businesses and New Union under the Deed of Non-Competition for the reasons set out below:

Eastern Jin Jiang: Jin Jiang International entered into an agreement on 12 December 2007 with the other shareholders of Eastern Jin Jiang, pursuant to which the shareholders of Eastern Jin Jiang agree to convert Eastern Jin Jiang into a limited liability company in accordance with the Company Law of the People's Republic of China and their respective capital contribution to Eastern Jin Jiang after it has been converted into a limited liability company has been ascertained. Jin Jiang International has however advised that it is not possible to transfer Jin Jiang International's interests in Eastern Jin Jiang to the Company until Eastern Jin Jiang has been successfully converted into a limited liability company. Jin Jiang International will use its reasonable efforts to procure the conversion of Eastern Jin Jiang into a limited liability company and will issue a written notice to the Company as soon as practicable after the completion of relevant procedures, so that the Company may determine whether or not to exercise the right to purchase Jin Jiang International's 50% direct and indirect equity interest in Eastern Jin Jiang.

Eastern Jin Jiang has in total 446 rooms. The revenue and net liabilities of Eastern Jin Jiang as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2007 amounted to approximately RMB163,078,000 and RMB103,245,000, respectively.

Shanghai Jin Cang Mandarin Hotel Company Limited ("JC Mandarin"): Pursuant to the joint venture contract and business licence of JC Mandarin, the joint venture term of JC Mandarin shall expire in August 2008, whereupon the operation of JC Mandarin shall be terminated and Jin Jiang International shall have the right to acquire all the buildings and facilities of JC Mandarin at nil consideration. As advised by Jin Jiang International, after the completion of the liquidation procedures for JC Mandarin, a written notice will be issued to the Company informing the Company that the Company has the right to purchase Jin Jiang International's entire interest.

JC Mandarin has in total 510 rooms. The revenue and net assets of JC Mandarin as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2007 amounted to approximately RMB242,107,000 and RMB90,985,000, respectively.

Pacific Shanghai: The term of operation of Pacific Shanghai has not expired and Jin Jiang International has not yet obtained any of the assets of this joint venture company.

Pacific Shanghai has in total 496 rooms. The revenue and net assets of Pacific Shanghai as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2007 amounted to approximately RMB213,485,000 and RMB315,271,000, respectively.

CORPORATE GOVERNANCE REPORT

Garden Hotel Shanghai: The term of operation of Garden Hotel Shanghai has not expired and Jin Jiang International has not yet obtained any of the buildings or facilities of this joint venture company.

Garden Hotel Shanghai has in total 492 rooms. The revenue and net liabilities of Garden Hotel Shanghai as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2007 amounted to approximately RMB313,045,000 and RMB67,824,000, respectively.

New Jin Jiang Business Travellers: The Company has not been granted any Rights in relation to New Jin Jiang Business Travellers under the Deed of Non-Competition.

New Jin Jiang Business Travellers has in total 131 rooms. The revenue and net assets of New Jin Jiang Business Travellers as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2007 amounted to approximately RMB17,336,000 and nil, respectively.

Jinyuan Inn and Jiaozhou Road Inn: Legal and valid land use right certificates and building ownership certificates for the land and buildings being used by Jinyuan Inn and Jiaozhou Road Inn have not yet been obtained and therefore it is not legally possible for the Company to exercise the relevant Rights. According to the undertakings of Jinyuan Inn and Jiaozhou Road Inn in respect of the Deed of Non-competition, 上海市食品(集團)有限公司 (Shanghai Foods (Group) Limited), a subsidiary of Jin Jiang International has entered into a legally binding letter of intent with an independent third party to transfer its indirect interest in Jinyuan Inn and Jiaozhou Road Inn to such independent third party on 10 December 2007. The parties to the letter of intent have agreed to use their best endeavors to enter into a transfer agreement within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties). The letter of intent shall terminate, if the parties have not entered into a transfer agreement within 90 working days from the date of signing of the letter of intent (or such later date as agreed by the parties).

Jinyuan Inn and Jiaozhou Road Inn each has in total 82 rooms and 103 rooms, respectively. The revenue and net assets of Jinyuan Inn as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2007 amounted to approximately RMB5,853,000 and nil, respectively. The revenue and net assets of Jiaozhou Road Inn as set out in its management account prepared in accordance with the PRC Accounting Standards for the year ended and as at 31 December 2007 amounted to approximately RMB7,321,000 and nil, respectively.

New Union: The development project of New Union has not yet been completed. Therefore, New Union did not generate any revenue during the year ended 31 December 2007. At present, New Union remains a real estate development company, which does not accord with the current development strategy of the Group in focusing on hotel investment and hotel management.

The net assets of New Union as set out in its management account prepared in accordance with the PRC Accounting Standards as at 31 December 2007 was approximately RMB360,952,000.

The equity structure of New Union was changed. According to a transaction note issued by Shanghai United Assets and Equity Exchange, A total of 51% of equity interests in New Union were transferred to Shanghai Jiu Shi Corporation (上海久事公司) in July 2007, out of which 41% was transferred by Jin Jiang International and 10% by Shanghai Jin Jiang International Realty Company Limited 上海錦江國際地產有限公司. The consideration for the transfer was approximately RMB223,000,000.

Terms used in this section shall be as defined in the Prospectus, unless the context requires otherwise.

INDEPENDENT AUDITOR'S REPORT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

To the Shareholders of Shanghai Jin Jiang International Hotels (Group) Company Limited
(incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 66 to 152, which comprise the consolidated and Company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18 April 2008

CONSOLIDATED BALANCE SHEET

As at 31 December 2007

	Note	As at 31 December 2007 RMB'000	[illegible]
ASSETS			
Non-current assets			
Property, plant and equipment	7	4,922,886	[illegible]449,956
Land use rights	8	1,073,274	[illegible]061,427
Intangible assets	9	19,265	[illegible]8,911
Investments in associates	12	349,596	347,278
Available-for-sale financial assets	13	4,831,463	[illegible]296,307
Deferred income tax assets	14	50,005	[illegible]7,280
Long-term bank deposits	18	—	[illegible]23,426
		11,246,489	[illegible]
Current assets			
Inventories	15	57,649	[illegible]9,241
Trade and other receivables	16	389,478	318,752
Restricted cash	17	190,644	[illegible]78,679
Long-term bank deposits due within 12 months	18	—	23,426
Cash and cash equivalents	18	1,943,291	[illegible]516,893
		2,581,062	[illegible]986,991
Total assets		13,827,551	[illegible]

CONSOLIDATED BALANCE SHEET (CONTINUED)

As at 31 December 2007

	[illegible]	As at 31 December 2007 RMB'000	[illegible]
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	19	4,565,000	4,565,000
Reserves			
– Proposed final dividend	31	136,950	118,690
– Others		3,686,943	1,457,613
		8,388,893	6,141,303
Minority interests		2,508,714	991,902
Total equity		10,897,607	7,133,205
LIABILITIES			
Non-current liabilities			
Borrowings	22	430,968	1,272,763
Deferred income tax liabilities	14	1,284,477	212,304
		1,715,445	1,485,067
Current liabilities			
Trade and other payables	21	1,029,991	792,885
Income tax payable		113,508	94,196
Borrowings	22	71,000	696,223
		1,214,499	1,583,304
Total liabilities		2,929,944	3,068,371
Total equity and liabilities		13,827,551	10,201,576
Net current assets		1,366,563	2,403,687
Total assets less current liabilities		12,613,052	8,618,272

The notes on pages 74 to 152 are an integral part of these consolidated financial statements.

Yu Minliang
Chairman & Executive Director

Yang Weimin
Executive Director & CEO

BALANCE SHEET

As at 31 December 2007

		As at 31 December	
		2007	[illegible]
		RMB'000	[illegible]
ASSETS			
Non-current assets			
Property, plant and equipment	7	621,768	635,187
Land use rights	8	47,607	48,892
Intangible assets	9	264	41
Investments in subsidiaries	10	4,380,306	2,650,687
Investments in jointly controlled entities	11	478,788	518,242
Investments in associates	12	29,905	29,905
Available-for-sale financial assets	13	587,511	211,489
		6,146,149	4,094,443
Current assets			
Inventories	15	3,342	4,000
Trade and other receivables	16	308,390	191,466
Cash and cash equivalents	18	331,364	2,939,265
		643,096	3,134,731
Total assets		6,789,245	7,229,174

BALANCE SHEET (CONTINUED)

As at 31 December 2007

	Note	As at 31 December 2007 RMB'000	
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	19	4,565,000	[illegible]
Reserves			
— Proposed final dividend	31	136,950	[illegible]
— Others		1,871,190	1,308,251
Total equity		6,573,140	[illegible]
LIABILITIES			
Non-current liabilities			
Borrowings	22	50,000	[illegible]
Deferred income tax liabilities	14	99,751	86
		149,751	[illegible]
Current liabilities			
Trade and other payables	27	55,883	[illegible]
Income tax payable		10,471	[illegible]
Borrowings	22	—	500,000
		66,354	[illegible]
Total liabilities		216,105	[illegible]
Total equity and liabilities		6,789,245	[illegible]
Net current assets		576,742	2,317,384
Total assets less current liabilities		6,722,891	[illegible]

The notes on pages 74 to 152 are an integral part of this financial statement.

Yu Minliang
Chairman & Executive Director

Yang Weimin
Executive Director & CEO

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Revenue	6	3,197,065	3,030,488
Cost of sales	25	(2,125,081)	(1,897,257)
Gross profit		1,071,984	1,133,231
Other income	23	381,413	144,629
Selling and marketing expenses	25	(159,954)	(139,996)
Administrative expenses	25	(605,638)	(503,535)
Other expenses	24	(46,014)	(37,923)
Operating profit		641,791	596,406
Finance costs	27	(92,716)	(84,581)
Share of results of associates	12	98,099	83,949
Profit before income tax		647,174	595,774
Income tax expense	28	(111,491)	(150,095)
Profit for the year		535,683	445,679
Attributable to:			
Equity holders of the Company		383,417	334,908
Minority interests		152,266	110,771
		535,683	445,679
Earnings per share for profit attributable to equity holders of the Company during the year (expressed in RMB cents per share)			
– basic and diluted	30	8.40	9.97
Dividends	31	136,950	145,162

The notes on pages 74 to 152 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2007

	Note	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Balance at 1 January 2006		724,254	2,708,834	(96,[illegible]71)	901,21[illegible]	[illegible]
Profit for the year		—	—	334,908	[illegible]	445,679
Effect on merger of equity interests in subsidiaries	(vii)	—	(26,378)	—		(26,378)
Distribution to minority interests	(ix)	—	(95,705)	—	95,705	
Acquisition of equity interest in a subsidiary from minority interests	(viii)	—	(57,426)	—	(52,933)	(110,359)
Capitalization of reserves into share capital upon transformation (note 19)		2,575,746	(2,575,746)	—		
Profit appropriation		—	73,502	(73,502)		
Dividends to minority interests		—	—	—	(78,892)	(78,892)
Dividends declared (note 31)		—	—	(26,472)		(26,472)
Issue of ordinary shares (notes 19 and 20)		1,265,000	1,411,059	—		2,676,059
Capital contribution from minority interests		—	—	—	16,040	16,040
Balance at 31 December 2006		4,565,000	1,438,140	138,163	991,902	7,133,205
Profit for the year		—	—	883,417	152,266	1,035,683
Redemption from minority interests	(x)	—	5,302	—	(5,302)	
Fair value gains on available-for-sale financial assets – gross	(vi)	—	2,833,268	—	1,903,371	4,736,639
Disposal of available-for-sale financial assets		—	(196,520)	—	[illegible]	(219,573)
Fair value gains on available-for-sale financial assets – tax		—	(659,187)	—	(472,578)	(1,131,765)
Addition for jointly controlled entities becoming subsidiaries (note 36(i))		—	—	—	68,717	68,717
Profit appropriation		—	83,479	(83,479)		
Dividends to minority interests		—	—	—	(116,604)	(116,604)
Dividends declared (note 31)		—	—	(118,690)		(118,690)
Transfer	(xi)	—	(38,519)	38,519		
Balance at 31 December 2007		4,565,000	3,465,963	[illegible]	2,508,714	[illegible]

The notes on pages 74 to 152 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2007

	Note	Year ended 31 December 2007 RMB'000	
Cash flows from operating activities			
Cash generated from operations	32(a)	708,312	806,500
Interest paid		(62,152)	(91,163)
Income tax paid		(175,740)	(172,466)
Net cash generated from operating activities		470,420	542,871
Cash flows from investing activities			
Acquisition of jointly controlled entities, net of cash acquired	34	—	7,904
Cash inflow from jointly controlled entities becoming subsidiaries	36(f)	16,911	—
Proceeds from disposal of a subsidiary	32(b)	165,940	57,357
Change of a jointly controlled entity to an associate	32(c)	—	(8,255)
Proceeds from disposal of investments in an associate		—	49
Purchase of property, plant and equipment		(817,191)	(790,829)
Proceeds from disposal of property, plant and equipment		7,626	11,979
Purchase of intangible assets		(1,111)	(904)
Purchase of land use rights		(18,579)	(72,516)
Proceeds from disposal of land use rights		4,468	4,922
Decrease in long term bank deposits	18	46,852	—
Loans granted to related parties		(219,540)	(132,235)
Loan repayments received from related parties		212,390	200,704
Interest received		40,257	9,109
Dividends received		121,019	123,901
Increase in investments in associates		(7,551)	(23,840)
Purchase of available for sale financial assets		(14,841)	(1,673)
Proceeds from disposal of available for sale financial assets		227,500	5,009
Acquisition of equity interests of certain Transferred Companies and Jin Jiang Hotels Development under common control		—	(113,941)
Acquisition of equity interests in subsidiaries from minority interests		—	(112,035)
Net cash used in investing activities		(235,850)	(835,294)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

For the year ended 31 December 2007

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Cash flows from financing activities			
Proceeds from issue of ordinary shares, net of issuing expenses paid		—	2,787,867
Payments of issuing expenses		(62,408)	—
Capital contributions from minority shareholders		—	16,040
Proceeds from bank borrowings		88,000	1,282,659
Repayments of bank borrowings		(1,568,185)	(790,493)
Dividends paid to minority interests		(116,604)	(68,892)
Increase/(decrease) in deposits from related parties		10,222	(168,169)
Dividends paid to equity holders	31	(118,690)	(172,612)
Net cash (used in)/generated from financing activities		(1,767,665)	2,[illegible]76,400
(Decrease)/increase in cash and cash equivalents		(1,533,095)	2,689,[illegible]
Cash and cash equivalents at beginning of the year		3,516,893	832,916
Exchange losses on cash and cash equivalents		(40,507)	[illegible]
Cash and cash equivalents at end of the year	18	1,943,291	3,516,893

The notes on pages 74 to 152 are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

1 ORGANISATION, REORGANISATION AND PRINCIPAL ACTIVITIES

Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), formerly known as Shanghai New Asia (Group) Company, was established on 16 June 1995 as a wholly state owned company with limited liability and has been directly under the administration and control of the State-Owned Assets Supervision and Administration Commission of Shanghai Municipal Government ("Shanghai SASAC") or its predecessors. Pursuant to an enterprise reorganisation in June 2003, the Company was designated by Shanghai SASAC as a wholly owned subsidiary of Jin Jiang International Holdings Company Limited ("Jin Jiang International"), which is also a wholly state-owned company directly under the administration and control of Shanghai SASAC. In September 2005, Jin Jiang International allocated its 51% equity interest in the Company to its wholly-owned subsidiary, Shanghai Jin Jiang International Investment and Management Company Limited (formerly known as Shanghai Huating Group Company Limited).

On 11 January 2006, the Company's name was changed to its current name and the Company was converted into a joint stock limited company under the Company Law of the People's Republic of China (the "PRC" or "Mainland China") by converting its paid in capital and reserves of Renminbi ("RMB") 3,300,000,000 at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

On 15 December 2006 and 20 December 2006, a total of 1,265,000,000 ordinary shares of RMB1 per share newly issued by the Company through a public offer in Hong Kong and an international placing were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing"). Accordingly, the share capital of the Company was increased to RMB4,565,000,000.

The address of the Company's registered office is Room 316-318, No. 24, Yang Xin Road East, Shanghai, the People's Republic of China.

The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in investment and operation of hotels and related businesses (the "Hotel Related Businesses") in Mainland China.

These consolidated financial statements have been approved for issue by the board (the "Board") of directors (the "Directors") of the Company on 18 April 2008.

Significant changes in the organisational structure of the Group during the year ended 31 December 2007 and 2006 are summarised below:

(a) Transfers of equity interests in companies between the Group and Jin Jiang International

As part of the several group reorganising transactions (the "Reorganisation"), Jin Jiang International and its other subsidiaries (other than the Group) transferred their equity interests in certain subsidiaries (the "Transfer-in Companies") which were engaged in Hotel Related Businesses to the Group.

The names of these Transfer-in Companies acquired under the above common control combinations (note 2), the respective dates of common control combinations and the composition and fair value of the considerations are set out as follows:

Name of combining entities	Date of combination	Consideration
Shanghai [illegible] Hotel Company Limited	2 March 2006	[illegible]% equity interest in this company at a cash consideration of RMB[illegible]
Shanghai Peace Snack Culture Company Limited	14 March 2006	[illegible]% equity interest in this company at a cash consideration of RMB2,[illegible]
Shanghai Jin Jiang International Hotels Group (HK) Company Limited	10 April 2006	[illegible]% equity interest in this company at a cash consideration of Hong Kong Dollars ("HK$") 72,[illegible]
Shanghai Jin Jiang International Management College	12 May 2006	100% equity interest in this entity at a total cash consideration of RMB[illegible],000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

1 ORGANISATION, REORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

(b) Change in the Company's equity interests in Shanghai Jin Jiang International Hotels Development Company Limited ("Jin Jiang Hotels Development", formerly known as Shanghai New Asia (Group) Company Limited)

The A shares and B shares of Jin Jiang Hotels Development are listed on the Shanghai Stock Exchange of Mainland China. The Company directly held 52.46% of its equity interest before the implementation of a share reform (the "Reform"). Pursuant to the Reform, the Company gave away for free 4.85% equity interest in Jin Jiang Hotels Development to other A share public shareholders in January 2006, including payment of respective portion of other A share non-public shareholders, and subsequently acquired from the market 2.44% equity interest at a total consideration of approximately RMB100,048,000 from then to March 2006. Since then, the Company directly held 50.05% equity interest in Jin Jiang Hotels Development. In the year ended 31 December 2007, due to the redemption of shares by other A share non-public shareholders, the Company's equity interest in Jin Jiang Hotels Development was increased to 50.31%.

2 BASIS OF PRESENTATION

The Group and the Transfer-in Companies as described in note 1(a) above are under common control of Shanghai SASAC both before and after the Reorganisation. The transfer of equity interests in the Transfer-in Companies are therefore regarded as common control combinations and accounted for using the principles of merger accounting in accordance with the Accounting Guideline No. 5 - "Merger Accounting for Common Control Combination" issued by the Hong Kong Institute of Certificated Public Accountants (the "HKICPA"). Financial statement items of the Transfer-in Companies are included in the Group's consolidated financial statements as if the combinations had occurred from the date when these companies first came under the control of Shanghai SASAC.

Assets, liabilities and equity of the Transfer-in Companies are included in the Group's consolidated financial statements at the carrying amounts in the consolidated financial statements of Shanghai SASAC as if they had been prepared, including any adjustments required for conforming the Group's accounting policies and applying those policies to all periods presented. There is no recognition of goodwill or excess of the Group's interest in net fair value of identifiable assets, liabilities and contingent liabilities of these companies over cost at the time of the common control combinations. For companies which were previously acquired from third parties, the Group's consolidated financial statements include the fair value of identifiable assets and liabilities of such companies at the respective dates of original acquisitions from third parties, any remaining goodwill arising on such acquisitions and minority interests.

The results of the Transfer-in Companies are included in the Group's consolidated financial statements from the earliest date presented or since the date when the Transfer-in Companies first came under the control of Shanghai SASAC, where this is a shorter period, regardless of the dates of the common control combinations. The Group's consolidated financial statements have also taken into account the profit or loss attributable to minority interests that should have been recorded in the consolidated financial statements of Shanghai SASAC as if they had been prepared.

The effects of all transactions between the companies now comprising the Group, whether occurring before or after the common control combinations, are eliminated in preparing the Group's consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

2 BASIS OF PRESENTATION (CONTINUED)

Expenditure incurred in relation to the common control combinations is recognized as an expense in the consolidated income statement.

No significant accounting adjustments have been made to the net assets or net profit or loss of the Transferred Companies prepared under Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA to achieve consistency of their accounting policies with those of the Group as set out in note 3 below and no significant accounting adjustments have been made to the net assets or net profit or loss of any company under the Group as a consequence of the common control combination.

Details of the adjustments to the consolidated reserves with respect to these common control combinations are set out in note 20(iii)(vii).

After control of a subsidiary is obtained, changes in equity interest in that subsidiary that do not result in a loss of control, including the transfer and acquisition of equity interests in Jin Jiang Hotels Development to/from parties not controlled by Shanghai SASAC as mentioned in note 1(b) above, is treated as transactions with equity holders in their capacity as equity holders. No gain or loss is recognized in the consolidated income statement with respect to such changes. The carrying amount of the non-controlling interest is adjusted to reflect the change in the Group's interest in the subsidiary's net assets. Any difference between the amount by which the non-controlling interest is so adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to equity holders of the Company.

The purchase method of accounting is used to account for the acquisitions of equity interests in subsidiaries from parties not under the control of Shanghai SASAC, and the transfers of equity interests in jointly controlled entities to the Group from Jin Jiang International and its other subsidiaries (other than the Group).

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Group have been prepared in accordance with HKFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

The following new standards, amendments to standards and interpretations are mandatory for financial year ended 31 December 2007.

HKFRS 7	Financial Instruments: Disclosures
HKAS 1 Amendment	Presentation of Financial Statements: Capital Disclosures
HK(IFRIC) – Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

HKFRS 7 and HKAS 1 Amendment introduce new disclosures relating to financial risk management (note 4) and do not have any impact on the classification and valuation of the Group's financial assets, or the disclosures relating to taxation and trade and other payables.

The adoption of the interpretations above did not have any significant impact to the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following new standards, amendments to standards and interpretations have been issued but are not effective and have not been early adopted. The Directors anticipate that adoption of these standards, amendments to standards and interpretations will not result in substantial changes to the Group's accounting policies.

HKFRS 2 Amendment	Share-based Payment — Vesting Conditions and Cancellations
HKFRS 3 (Revised)	Business Combinations
HKFRS 8	Operating Segments
HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HK(IFRIC) — Int 11	HKFRS 2 — Group and Treasury Share Transactions
HK(IFRIC) — Int 12	Service Concession Arrangements
HK(IFRIC) — Int 13	Customer Loyalty Programmes
HK(IFRIC) — Int 14	HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

The principal accounting policies adopted set out below:

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Apart from the transfer of equity interests regarded as common control combinations as mentioned in note 2, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (note 3(h)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (note 3(i)). The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (note 3(h)).

The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associates are recognized in the consolidated income statement.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses (note 3(i)). The results of associates are accounted for by the Company on the basis of dividend received and receivable.

(c) Jointly controlled entities

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. The Group combines its share of the jointly controlled entities' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's consolidated financial statements. The Group recognizes the portion of gains or losses on the sale of assets by the Group to the jointly controlled entities that it is attributable to the other venturers. The Group does not recognize its share of profits or losses from the jointly controlled entities that result from the Group's purchase of assets from the jointly controlled entities until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses (note 3(i)). The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(d) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities, such as equity instruments held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Property, plant and equipment

Construction-in progress represents properties under construction and is stated at cost less accumulated impairment losses. This includes cost of construction and other direct costs. Construction-in progress is not depreciated until such time as the assets are completed and are ready for operational use.

Property, plant and equipment other than construction-in-progress are stated at historical cost less accumulated depreciation and accumulated impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to in the income statement during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Buildings	20–40 years
Plant and machinery	3–20 years
Motor vehicles	3–12 years
Furniture, fittings and equipment	3–17 years
Renovations and leasehold improvements	5–20 years but not exceeding the lease period

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognized in the income statement.

(g) Land use rights

Land use rights are stated at cost less accumulated amortization and accumulated impairment losses, if any. Cost represents consideration paid for the rights to use the land on which various plants and buildings are situated for periods varying from 20 to 50 years. Amortization of land use rights is calculated on the straight-line method over the period of the land use rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, jointly controlled entity or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries and jointly controlled entities is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(ii) Computer software

Acquired computer software licences are capitalized on the basis of costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (3 to 5 years).

(iii) Others

Other intangible assets mainly include use rights for certain internet access and electricity and are amortized on a straight-line basis over the shorter of their effective beneficial lives or estimated useful period from 5 to 20 years.

(i) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortization, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months from the balance sheet date. During the year ended 31 December 2007, the Group did not hold any financial assets in this category.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. During the year ended 31 December 2007, the Group did not hold any investments in this category.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the financial assets within 12 months from the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Financial assets (continued)

Purchases and sales of financial assets are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category, including interest and dividend income, are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains or losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. Impairment testing of trade receivables are described in note 3(l).

(k) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises design costs, raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l) Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

(m) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term [illegible] investments with original maturities of 3 months or less.

(n) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(o) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are [illegible] that are directly attributable to the acquisition, issue or disposal of a financial [illegible] and include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December [illegible]

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(r) Employee benefits

(i) *Pension obligations*

The Group companies in Mainland China participate in defined contribution retirement benefit plans organized by relevant government authorities for its employees in Mainland China and contribute to these plans based on certain percentages of the salaries of the employees on a monthly basis, up to a maximum fixed monetary amount, as stipulated by the relevant government authorities. The government authorities undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans.

The Group's subsidiary in Hong Kong participates in a mandatory provident fund ("MPF") scheme for its employees in Hong Kong. Both the Group and the employees are required to contribute 5% of the salaries of the employees, up to a maximum of HK$1,000 per employee per month. The assets of MPF scheme are held separately from those of the Group in an independent administered fund.

The Group has no further obligation for post-retirement benefits beyond the contributions made. The contributions to these plans and MPF Scheme are recognized as employee benefit expense when incurred.

(ii) *Housing benefits*

Employees of the Group companies in Mainland China are entitled to participate in government-sponsored housing funds. The Group contributes to these funds based on certain percentages of the salaries of the employees on a monthly basis up to a maximum fixed monetary amount as stipulated by the relevant government authorities. The Group's liability in respect of these funds is limited to the contribution payable in each period. Contributions to the funds are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Provisions and contingent liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

(t) Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are recognized in the income statement on a straight line basis over the expected lives of the related assets.

(u) Revenue recognition

Revenue from hotel accommodation, hotel management and related services, food and beverage sales and other ancillary services is recognized when the services are rendered.

Sales of goods are recognized when the Group has delivered products to the customer, the customer has accepted the products and collectibility of the related receivables is reasonably assured.

Rental revenue from properties is recognized on a straight-line basis over the periods of the respective leases.

Interest income is recognized on a time proportion basis using the effective interest method.

Dividend income is recognized when the right to receive payment is established.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(v) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

(w) Dividend distribution

Dividend distribution to equity holders of the Company is recognized as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by equity holders of the Company.

4 FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

(i) Market risk

(1) Foreign currency risk

The Group mainly operates in Mainland China and most of the Group's transactions, assets and liabilities are denominated in RMB. Foreign currencies are however required to settle payments for the Group's purchases of equipment from overseas suppliers and certain expenses. Foreign currencies are also received from overseas customers. The Group's cash and cash equivalents and borrowings as at 31 December 2007 included foreign currencies, denominated in either United States Dollars ("US$") or HK$, are disclosed in notes 18 and 22.

As at 31 December 2007, if RMB strengthens/weakens by 10% (2006: 10%)* against US$ and HK$ with all other variables held constant, the post tax profit for the year then ended would have changed mainly as a result of foreign exchange gains/losses on translation of US$ and HK$ denominated cash and cash equivalent and borrowings. Details of the changes are as follows:

	Year ended 31 December 2007 RMB'000	[illegible]
(Decrease)/increase in profit for the year		
Strengthened	(2,517)	4,869
Weakened	2,517	4,869

Profit is less sensitive to movement in foreign exchange rate in RMB against US$ and HK$ in 2007 than in 2006 because of the decrease in the net amount of US$ and HK$ dominated cash and cash equivalents and borrowings.

* [illegible]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

4 FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Financial risk factors (continued)

(i) *Market risk (continued)*

(1) *Foreign currency risk (continued)*

The bank deposit of HK$2,737,311,000, proceeding from a public offer in Hong Kong and an international placing, was held for very short period as at 31 December 2006 and was converted to RMB subsequently. The above sensitivity analysis did not account for the bank deposit since such information is not considered meaningful for comparable figure.

(2) *Cash flow and fair value interest rate risk*

The Group's income and operating cash flows are substantially independent of changes in market interest rates as the Group has no significant interest-bearing assets and liabilities other than its bank deposits and borrowings. Bank deposits and borrowings at variable rates expose the Group to cash flow interest rate risk. Bank deposits and borrowings at fixed rates expose the Group to fair value interest rate risk. The Group has not hedged its cash flow and fair value interest rate risk. Details of the Group's bank deposits and borrowings have been disclosed in notes 18 and 22.

As at 31 December 2007, if interest rates on bank borrowings are 10% (2006: 10%)* (e.g. from 5% to 4.5% or 5.5%) higher/lower with all other variables held constant, the post-tax profit for the year will have changed mainly as a result of higher/lower interest expenses on floating rate borrowings. Details of the changes are as follows:

	Year ended 31 December	
	2007	[illegible]
	RMB'000	
(Decrease)/increase in profit for the year		
Increase in interest rates	(580)	(5,399)
Decrease in interest rates	580	5,399

Profit is less sensitive to movement in interest rate in 2007 than 2006 because of the decrease in the net amount of bank deposits and borrowings.

* This represents [illegible] as at 31 December 2007 for the [illegible] 12 months.

(3) *Price risk*

The Group is exposed to equity securities price risk because of its holding of listed equity investments which are classified on the consolidated balance sheet as available-for-sale financial assets (note 13). The Group has not hedged its price risk arising from investments in equity securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

4 FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Financial risk factors (continued)

(i) Market risk (continued)

(3) Price risk (continued)

As at 31 December 2007, if the quoted market price of the listed equity investments of the Group increases/decrease 30%* with all other variables held constant, the equity of the Group will have changed mainly as a result of fair value gain/losses on available-for-sales financial assets. Details of the changes are as follows:

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Increase/(decrease) in equity of the Group		
— Increase in quoted market price	1,060,304	[illegible]
— Decrease in quoted market price	(1,060,304)	[illegible]

The sensitivity analysis for the year ended 31 December 2006 is not presented as the Group did not hold any listed equity investments as at 31 December 2006.

* This represents market estimation as at 31 December 2007 for the subsequent 12 months.

(ii) Credit risk

The Group has no significant concentrations of credit risk. The carrying amounts of bank deposits, cash at bank and trade and other receivables included in the consolidated financial statements represent the Group's maximum exposure to credit risk in relation to its financial assets.

As at 31 December 2007, these bank deposits and cash at bank were deposited in reputable financial institutions which are considered with low credit risk. the table below shows bank deposits and cash at bank balances by counterparties.

	As at 31 December	
	2007	2006
	RMB'000	RMB'000
Counterparties		
— Big 4 domestic banks*	1,113,790	[illegible]
— Other domestic commercial banks	682,603	192,562
— Foreign owned banks	142,546	2,086
	1,938,939	[illegible]

* Big 4 domestic banks comprise Industrial and Commercial Bank of China Limited, Agricultural Bank of China, Bank of China Limited and China Construction Bank Corporation.

Management does not expect any losses from non-performance by these counterparties.

Most of the Group's sales are settled in cash or in credit card by its customers. Credit sales are made to selected customers with good credit history. The Group has policies in place to ensure that trade receivables are followed up on a timely basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

4 FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Financial risk factors (continued)

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalent and the availability of funding through an adequate amount of committed credit facilities. The Group aims to maintain flexibility in funding by keeping committed credit lines available.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flow.

The table below analyzes the Group's financial liabilities that will be settled on a net basis into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

As at 31 December 2007				
Borrowings	71,000	235,218	165,760	30,000
Trade and other payables	1,029,991	—	—	—
As at 31 December 2006				
Borrowings	696,223	371,928	860,835	40,000
Trade and other payables	792,885	—	—	—

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total borrowings divided by total assets as shown in the consolidated balance sheet. Total borrowings include non-current borrowing and current borrowings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

4 FINANCIAL RISK MANAGEMENT (CONTINUED)

(b) Capital risk management (continued)

The gearing ratios at 31 December 2007 and 2006 were as follows:

	As at 31 December	
	2007	
	RMB'000	
Total borrowings (note 22)	501,968	1,968,986
Total assets	13,827,551	[illegible]
Gearing ratio	3.6%	19.3%

The decrease in the gearing ratio during 2007 results primarily from the repayments of bank borrowings.

(c) Fair value estimation

The fair value of available-for-sale financial assets traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of available-for-sale financial assets that are not traded in an active market can be determined by using valuation technique. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on existing market conditions at each balance sheet date. When the fair value cannot be reliably measured, such available-for-sale financial assets are measured at cost and assessed whether there is objective evidence of impairment at each balance sheet date.

The fair values estimation of non-current borrowings are disclosed in note 22.

The face values less any estimated credit adjustments for other financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i) *Useful lives of property, plant and equipment*

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

5 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(a) Critical accounting estimates and assumptions (continued)

(ii) Deferred income tax assets and liabilities

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group's management determines the deferred income tax assets based on the enacted or substantially enacted tax rates and laws and best knowledge of profit projections of the Group for coming years during which the deferred income tax assets are expected to be utilized. Management revises the assumptions and profit projections by the balance sheet date.

(iii) Impairment of property, plant and equipment

The Group's management assesses at each of the balance sheet date whether property, plant and equipment, have any indication of impairment, in accordance with the accounting policy stated in note 3(i). The recoverable amount is higher of an asset's value in use and fair value less costs to sell, which is estimated based on the best information available to reflect the amount that is obtainable at each of the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs to disposal or cash to be generated from continuously using the assets.

(iv) Impairment of trade and other receivables

The Group's management estimates the provision of impairment of trade and other receivables by assessing their recoverability. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible and require the use of estimates. Where the expectation is different from the original estimate, such difference will impact carrying value of trade and other receivable and impairment charge in the period in which such estimate has been changed.

(b) Critical judgements in applying the Group's accounting policies

(i) Leasehold improvements on leased premises

The Group operates certain hotels on leased premises in Mainland China and incurs construction or renovation expenditures for these hotels. Some landlords named in the corresponding lease agreements have been unable to produce proper building ownership certificates or to provide valid lease permits or other necessary permissions. However, based on the Group's past experiences and available information and after consultation with the Group's legal advisor, the directors of the Company are of the view that such problem is unlikely to cause the interruption or termination of these leases or to have a material effect on the carrying values of the related leasehold improvements of approximately RMB364,065,000 as at 31 December 2007 (2006: approximately RMB214,991,000). Accordingly, no impairment for such leasehold improvements is considered necessary to be made according to the Group's accounting policies.

(ii) Fair value of available-for-sale financial assets

The fair value of available-for-sale financial assets that are not traded in an active market can be determined by using valuation technique. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on existing market conditions at each balance sheet date. When the fair value cannot be reliably measured, such available-for-sale financial assets are measured at cost and assessed whether there is objective evidence of impairment at each balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

6 TURNOVER AND SEGMENT INFORMATION

During the year ended 31 December 2007, the Group's Hotel Related Businesses were organized into four main business segments in Mainland China and Hong Kong:

(1) Star-rated hotel operation: ownership and operation of star-rated hotels;

(2) Star-rated hotel management: provision of hotel management services to star-rated hotels owned by the Group or other parties;

(3) Jin Jiang Inn Budget Hotels: operation of self-owned budget hotels and franchising to budget hotels owned by other parties, and

(4) Food and restaurants (previously known as "Restaurants"): operation of fast food or upscale restaurants, moon cake production and related investments

Other businesses of the Group under the Hotel Related Businesses mainly include intra-group financial services, training and education, and are shown in the segment of "Others".

With the expansion of the Group's restaurant operation in 2007, the segment of "Restaurants" was renamed to "Food and restaurants" and absorbed moon cake production from the segment of "Others".

(a) Turnover

The Group's revenue which represents turnover for the year ended 31 December 2007 is as follows:

	Year ended 31 December	
	2007	
	RMB'000	
Star-rated hotel operation		
Accommodation revenue	1,373,570	[illegible]
Food and beverage sales	730,782	770,476
Rendering of ancillary services	130,681	[illegible]
Rental revenue	122,919	104,868
Sales of hotel supplies	42,048	42,584
	2,400,000	[illegible]
Jin Jiang Inn Budget Hotels	673,590	430,298
Star-rated hotel management	42,504	38,842
Food and restaurants/Restaurants	45,913	[illegible]
Others	35,058	46,924
	3,197,065	[illegible]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

6 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(b) Primary reporting format — business segments

Year ended 31 December 2007

	Star-rated hotel operation RMB'000	Jin Jiang Inn Budget Hotels RMB'000	Star-rated hotel management RMB'000	Food and restaurants RMB'000	Others RMB'000	Group RMB'000
External sales	2,400,000	673,590	42,504	45,913	35,058	3,197,065
Inter-segment sales	113,365	16,245	47,147	—	46,078	222,835
Total gross segment sales	2,513,365	689,835	89,651	45,913	81,136	3,419,900
Other income (note 23)	321,425	7,239	478	26,229	26,042	381,413
Operating profit	423,737	89,955	44,223	27,255	56,621	641,791
Finance costs (note 27)						(92,716)
Share of results of associates (note 12)	20,199	—	—	82,012	(4,112)	98,099
Profit before income tax						647,174
Income tax expense (note 28)						(111,491)
Profit for the year						535,683
Segment assets	6,360,216	2,385,825	178,150	184,880	4,368,884	13,477,955
Investments in associates (note 12)	79,098	—	—	258,086	12,412	349,596
Total assets	6,439,314	2,385,825	178,150	442,966	4,381,296	13,827,551
Total liabilities	1,470,206	360,475	24,279	30,400	1,044,584	2,929,944
Capital expenditure	402,808	602,544	1,002	4,935	507	1,011,796
Depreciation (note 7)	301,355	97,070	384	3,311	404	402,524
Amortization of land use rights (note 8)	22,785	3,278	—	61	45	26,169
Amortization of intangible assets (note 9)	310	408	—	—	—	718
Impairment of property, plant and equipment (note 7)	7,135	—	—	—	—	7,135
Write-down of inventories (note 15)	277	—	—	—	—	277
Provision for/(reversal of) impairment of trade and other receivables (note 16)	42	199	5	(102)	—	144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

6 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(b) Primary reporting format – business segments (continued)

Year ended 31 December 2006

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
External sales	2,465,714	430,298	38,342	49,210	46,924	3,030,488
Inter-segment sales	89,520	14,706	55,232	—	53,771	213,229
Total gross segment sales	2,555,234	445,004	93,574	49,210	100,695	3,243,717
Other income (note 23)	121,910	1,187	498	20,908	126	144,629
Operating profit	466,973	44,868	50,852	12,880	20,833	596,406
Finance costs (note 27)						(84,581)
Share of results of associates (note 12)	21,323	—	(219)	67,025	(4,180)	83,949
Profit before income tax						595,774
Income tax expense (note 28)						(150,095)
Profit for the year						445,679
Segment assets	7,470,096	1,541,259	197,571	91,226	554,146	9,854,298
Investments in associates (note 12)	93,488	—	653	243,723	9,414	347,278
Total assets	7,563,584	1,541,259	198,224	334,949	563,560	10,201,576
Total liabilities	2,297,995	467,782	29,389	6,093	267,112	3,068,371
Capital expenditure	481,259	475,156	1,147	10,234	2,224	970,020
Depreciation (note 7)	280,853	53,859	318	3,916	1,878	340,824
Amortization of land use rights (note 8)	22,694	2,119	—	—	154	24,967
Amortization of intangible assets (note 9)	316	173	—	105	25	619
Impairment of property, plant and equipment (note 7)	9,906	—	—	—	—	9,906
Write-down/(reversal of write down) of inventories (note 15)	296	(383)	—	—	—	(87)
Provision for impairment of trade and other receivables (note 16)	1,898	175	86	24	7	2,190

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

6 TURNOVER AND SEGMENT INFORMATION (CONTINUED)

(b) Primary reporting format — business segments (continued)

Unallocated costs which mainly represent corporate expenses are included in the segment of "Others". Other income in the segment of "Star-rated hotel operation" for the year ended 31 December 2007 mainly includes gain on disposal of available-for-sale financial assets of RMB183,622,000 (2006: RMB3,666,000) and gain on disposal of a subsidiary of RMB82,011,000 (2006: RMB81,554,000).

Segment assets consist primarily of property, plant and equipment, land use rights, available-for-sale financial assets, deferred income tax assets, inventories, receivables and operating cash. They also include goodwill recognized arising from acquisition of subsidiaries relating to respective segments.

Segment liabilities comprise operating liabilities.

Capital expenditure comprises additions to property, plant and equipment (note 7), land use rights (note 8) and intangible assets (note 9), including additions resulting from acquisition through business combinations other than common control combination (note 34).

(c) Secondary reporting format — geographical segments

No geographical segment information is presented as more than 90% of the Group's turnover and contribution to operation is attributable to Mainland China market and more than 90% of the Group's assets are located in Mainland China, which is considered as one geographic location with similar risks and returns.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

7 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

Cost							
At 1 January 2006	3,630,40[illegible]	1,010,150	60,107	[illegible]	[illegible]	[illegible]	[illegible]
Additions	—	91,347	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Acquisition of jointly controlled entities (notes 34(a) and (b))	86,049	3,192	[illegible]	[illegible]	[illegible]		[illegible]
Disposal of a subsidiary and charge of a jointly controlled entity (notes 32(b) and (c))	(68,045)	(48,745)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Disposals	(87,629)	(40,422)	(8,894)	[illegible]	[illegible]	[illegible]	[illegible]
Transfers	88,0[illegible]	78,090	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
At 31 December 2006	3,617,907	1,017,342	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Additions	21,9[illegible]	27,274	[illegible]	16,0[illegible]	[illegible]	[illegible]	[illegible]
Addition for jointly controlled entities becoming subsidiaries (note 36(f))	20,53[illegible]	8,961	[illegible]	2,5[illegible]	[illegible]	[illegible]	[illegible]
Disposal of a subsidiary (note 32(b))	(77,0[illegible])	(26,979)	[illegible]	—	[illegible]	[illegible]	[illegible]
Disposals	(4,322)	(26,383)	[illegible]	(16,2[illegible])	[illegible]	[illegible]	[illegible]
Transfers	525,884	107,917	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
At 31 December 2007	4,104,867	1,168,102	60,983	323,040	1,545,764	364,467	7,567,223
Accumulated depreciation and impairment							
At 1 January 2006	(1,113,826)	(652,273)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation charge for the year (note 25)	(106,5[illegible])	(77,252)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Impairment charge for the year (note 25)	—	(7,309)	[illegible]	—	[illegible]	[illegible]	[illegible]
Disposal of a subsidiary and charge for a jointly controlled entity (notes 32(b) and (c))	20,187	32,564	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Disposals	81,8[illegible]	42,025	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
At 31 December 2006	(1,117,344)	(667,245)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Depreciation charge for the year (note 25)	(114,181)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Impairment charge for the year (note 25)	(2,607)	(4,400)	—	[illegible]	[illegible]	[illegible]	[illegible]
Disposal of a subsidiary (note 32(b))	24,673	20,085	878	—	[illegible]	[illegible]	[illegible]
Disposals	1,811	23,659	[illegible]	14,[illegible]	[illegible]	[illegible]	[illegible]
At 31 December 2007	(1,207,598)	(712,838)	(37,641)	(174,207)	(512,053)	—	(2,644,337)
Net book amount							
At 31 December 2007	2,897,269	455,264	23,342	148,833	1,033,711	364,467	4,922,886
At 31 December 2006	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Property, plant and equipment of the Group with net book amount of approximately RMB341,735,000 (2006: approximately RMB319,563,000) was pledged as securities for the Group's borrowings (note 22).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

7 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(a) The Group (continued)

Depreciation expenses have been charged to the consolidated income statement as follows (note 25):

	Year ended 31 December	
	2007	
	RMB'000	
Cost of sales	373,942	319,067
Selling and marketing expenses	2,986	2,393
Administrative expenses	25,596	19,364
	402,524	340,824

Borrowing costs of approximately RMB7,264,000 (2006: approximately RMB9,223,000) (note 27) arising on financing specifically entered into for the construction of certain property, plant and equipment have been capitalized and are included in "Additions" in property, plant and equipment. The capitalization rate was 6.260% (2006: 6.118%).

(b) The Company

Cost							
At 1 January 2006	587,698	43,486	805	323	32,993	2,029	607,334
Additions	—	1,026	—	215	—	8,760	10,001
Disposals	—	(383)	(252)	(4)	—	(184)	(823)
Transfers	—	2,534	—	—	1,275	(3,809)	—
At 31 December 2006	587,698	46,663	553	534	34,268	6,796	676,512
Additions	—	439	359	7	—	41,607	42,406
Disposals	(96)	(1,130)	(114)	(7)	(30,499)	—	(31,846)
Transfers	—	5,463	—	—	38,693	(44,156)	—
At 31 December 2007	**587,602**	**51,429**	**798**	**534**	**42,462**	**4,247**	**687,072**
Accumulated depreciation and impairment							
At 1 January 2006	—	—	—	(192)	—	—	(192)
Depreciation charge for the year	(16,011)	(14,727)	(403)	(141)	(8,392)	—	(39,674)
Impairment charge for the year	—	(1,734)	—	—	(76)	—	(1,810)
Disposals	—	257	92	2	—	—	351
At 31 December 2006	(16,011)	(16,204)	(311)	(331)	(8,468)	—	(41,325)
Depreciation charge for the year	(16,304)	(10,261)	(117)	(76)	(12,300)	—	(39,058)
Disposals	90	994	40	6	13,899	—	16,079
At 31 December 2007	(32,225)	(25,471)	(388)	(401)	(6,869)	—	(65,304)
Net book amount							
At 31 December 2007	**555,377**	**25,958**	**460**	**133**	**35,593**	**4,247**	**621,768**
At 31 December 2006	571,687	30,459	242	203	25,800	6,796	635,187

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

8 LAND USE RIGHTS

Land use rights represent the net book amount of prepaid operating lease payments. All the land use rights of the Group are located in Mainland China and are held on leases from 20 to 50 years. Movements in land use rights are as follows:

(a) The Group

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Cost		
At beginning of the year	1,128,556	1,065,861
Additions	18,579	72,516
Addition for jointly controlled entities becoming subsidiaries (note 36(i))	21,996	—
Disposal of a subsidiary (note 32(b))	(2,288)	(1,872)
Disposals	(375)	(7,949)
At end of the year	1,166,468	1,128,556
Accumulated amortization		
At beginning of the year	(67,129)	(44,038)
Charge for the year (note 25)	(26,169)	(24,967)
Disposal of a subsidiary (note 32(b))	81	66
Disposals	23	1,805
At end of the year	(93,194)	(67,129)
Net book amount		
At end of the year	1,073,274	1,061,427

Amortization expenses have been charged to the consolidated income statement as follows (note 25):

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Cost of sales	26,169	24,967

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

8 LAND USE RIGHTS (CONTINUED)

(b) The Company

	Year ended 31 December	
	2007	
	RMB'000	
Cost		
At beginning of the year	50,177	49,908
Addition	—	269
At end of the year	50,177	50,177
Accumulated amortization		
At beginning of the year	(1,285)	—
Charge for the year	(1,285)	(1,285)
At end of the year	(2,570)	(1,285)
Net book amount		
At end of the year	47,607	48,892

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

9 INTANGIBLE ASSETS

(a) The Group

Cost				
At 1 January 2006	17,451	1,698	1,147	20,296
Additions	—	904	—	904
Acquisition of jointly controlled entities (note 34(b))	—	—	54	54
Change of a jointly controlled entity (note 32(c))	—	(1,093)	—	(1,093)
At 31 December 2006	17,451	1,509	1,201	20,161
Additions	—	1,111	—	1,111
Disposal	—	(59)	—	(59)
At 31 December 2007	17,451	2,561	1,201	21,213
Accumulated amortization				
At 1 January 2006	—	(774)	(575)	(1,349)
Charge for the year (note 25)	—	(356)	(263)	(619)
Change of a jointly controlled entity (note 32(c))	—	718	—	718
At 31 December 2006	—	(412)	(838)	(1,250)
Charge for the year (note 25)	—	(614)	(104)	(718)
Disposal	—	20	—	20
At 31 December 2007	—	(1,006)	(942)	(1,948)
Net book amount				
At 31 December 2007	**17,451**	**1,555**	**259**	**19,265**
At 31 December 2006	17,451	1,097	363	[illegible]

Amortization expenses have been charged to the consolidated income statement as follows (note 25)

	Year ended 31 December 2007 RMB'000	
Cost of sales	718	619

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

9 INTANGIBLE ASSETS (CONTINUED)

(a) The Group (continued)

Impairment tests for goodwill

Goodwill is allocated to the Group's cash-generating units ("CGUs") identified according to business segment. A segment level summary of the goodwill is presented below.

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Star-rated hotel operation	11,003	11,003
Jin Jiang Inn Budget Hotels	6,448	6,448
	17,451	17,451

The principal component of goodwill represents the excess of cost of acquisition of certain star-rated hotel and Jin Jiang Inn Budget Hotels over the fair value of the identified net assets acquired. The goodwill impairment assessment is based on recoverable amounts of respective CGUs which are determined by the higher of their fair value (less cost to sell) or value-in-use estimate. In view of the performance of the CGUs, the provision for impairment losses is not considered necessary.

(b) The Company

	[illegible]	[illegible]	[illegible]
Cost			
At 1 January 2006 and 31 December 2006	—	62	62
Additions	252	—	252
At 31 December 2007	252	62	314
Accumulated amortization			
At 1 January 2006	—	—	—
Charge for the year	—	(21)	(21)
At 31 December 2006	—	(21)	(21)
Charge for the year	(8)	(21)	(29)
At 31 December 2007	(8)	(42)	(50)
Net book amount			
At 31 December 2007	**244**	**20**	**264**
At 31 December 2006	—	41	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

10 INVESTMENTS IN SUBSIDIARIES — THE COMPANY

	At 31 December 2007 RMB'000	
Investments at cost		
— Shares of a listed company (i)	685,434	685,434
— Unlisted equity investments	3,694,872	[illegible]
	4,380,306	[illegible]

(i) The balance represents the Group's investment in Jin Jiang Hotels Development.

Particulars of the Company's principal subsidiaries are set out in note 36.

11 INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

(a) The Group

The Group's share of assets and liabilities, revenue and results of jointly controlled entities included in consolidated balance sheet and consolidated income statement during the year ended 31 December 2007 are set out as follows

	At 31 December 2007 RMB'000	
Assets		
Non-current assets	728,554	[illegible]
Current assets	150,287	[illegible]
	878,841	[illegible]
Liabilities		
Non-current liabilities	147,598	[illegible]
Current liabilities	116,436	[illegible]
	264,034	[illegible]
Net assets	614,807	[illegible]
Proportionate interests in jointly controlled entities' commitments	5,668	[illegible]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

11 INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (CONTINUED)

(a) The Group (continued)

	Year ended 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Revenue	430,471	644,605
Expenses	(351,496)	(522,858)
Profit before income tax	78,975	121,747
Income tax expense	(974)	(37,353)
Profit for the year	78,001	84,394

There are no significant contingent liabilities relating to the Group's investments in the jointly controlled entities, and no significant contingent liabilities of the ventures themselves.

Particulars of the Group's principal jointly controlled entities are set out in note 36.

(b) The Company

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Unlisted equity investments, at cost	478,788	518,242

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

12 INVESTMENTS IN ASSOCIATES

(a) The Group

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
At beginning of the year	347,278	285,943
Additions	7,551	46,972
Share of results of associates		
— Profit before income tax	149,653	129,141
— Income tax expense	(51,554)	(45,192)
	98,099	88,949
Declaration of dividends	(89,082)	(69,537)
Disposals	(14,250)	(49)
At end of the year	349,596	347,278

Investments in associates at 31 December 2007 include goodwill of RMB23,880,000 (2006: RMB23,880,000).

A summary of the financial information of the Group's associates, all of which are unlisted, in aggregate is as follows:

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Total assets	638,825	567,498
Total liabilities	289,229	220,220
Revenue	1,254,456	1,082,828
Profit for the year	98,099	88,949

Particulars of the Group's principal associates are set out in note 36.

(b) The Company

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Unlisted equity investments, at cost	29,905	29,905

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

13 AVAILABLE-FOR-SALE FINANCIAL ASSETS

(a) The Group

	At 31 December	
	2007	
	RMB'000	
At beginning of the year	296,307	283,633
Additions	26,017	12,496
Acquisition of jointly controlled entities (note 34)	—	1,521
Fair value gains transfer to equity	4,736,639	—
Disposals	(227,500)	(1,343)
At end of the year	4,831,463	296,307

	At 31 December	
	2007	
	RMB'000	
Listed equity investments, at fair value (i)	4,712,464	—
Unlisted equity investment, at fair value (ii)	28,040	—
Unlisted equity investments, at cost (iii)	104,683	310,031
Less: provision for impairment	(13,724)	(13,724)
	4,831,463	296,307

(i) The Group's/the Company's certain unlisted equity investments became listed in 2007 and were accordingly transferred to listed equity investments and stated at fair value. These equity investments were unlisted in 2006 and stated at cost as they did not have a quoted market price in an active market and whose fair value cannot be reliably measured.

The market price of these listed equity investments significantly decreased subsequent to 31 December 2007 and the fair value of the Group's available-for-sale financial assets declined significantly as disclosed in note 37.

(ii) 45% and 44% equity interests in Shanghai Jiu Long Hotel Company Limited ("Jiu Long Hotel") were sold in 2006 and 2007 respectively (note 32(b)) and the remaining equity interests in Jiu Long Hotel were reclassified as an available-for-sale unlisted equity investment and stated at fair value.

(iii) The balance represents the Group's/the Company's investments in various companies which do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

(b) The Company

	At 31 December	
	2007	
	RMB'000	
At beginning of the year	211,489	211,489
Additions	22,388	—
Fair value gains transfer to equity	524,450	—
Disposals	(170,816)	—
At end of the year	587,511	211,489

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

13 AVAILABLE-FOR-SALE FINANCIAL ASSETS (CONTINUED)

(b) The Company (continued)

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Listed equity investments, at fair value (note 13(a)(i))	540,130	—
Unlisted equity investment, at fair value (note 13(a)(ii))	28,040	—
Unlisted equity investments, at cost (note 13(a)(iii))	21,341	218,489
Less: provision for impairment	(2,000)	(2,000)
	587,511	216,489

14 DEFERRED INCOME TAX

(a) The Group

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The offset amounts are as follows.

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Deferred income tax assets		
— Deferred income tax assets to be recovered after more than 12 months	46,855	13,082
— Deferred income tax assets to be recovered within 12 months	3,150	4,198
	50,005	17,280
Deferred income tax liabilities		
— Deferred income tax liabilities to be settled after more than 12 months	(1,278,864)	(204,347)
— Deferred income tax liabilities to be settled within 12 months	(5,613)	(7,957)
	(1,284,477)	(212,304)
	(1,234,472)	(195,024)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

14 DEFERRED INCOME TAX (CONTINUED)

(a) The Group (continued)

The gross movement on the deferred income tax account is as follows:

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
At beginning of the year	(195,024)	(185,870)
Acquisition of jointly controlled entities (note 34)	—	(14,930)
Credited to income statement (note 28)		
— Effect of change of tax rates (note 28(a))	48,212	—
— Effect of change in temporary difference	42,802	[illegible]
	91,014	[illegible]
Charged to equity	(1,131,765)	—
Disposal of a subsidiary (note 32(b))	1,303	[illegible]
At end of the year	(1,234,472)	(195,024)

The movement in deferred income tax assets and liabilities during the year ended 31 December 2007, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets:

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
At 1 January 2006	11,265	9,749	8,091	5,394	1,760	36,259
Acquisition of jointly controlled entities	116	11	—	—	19	146
Credited/(charged) to income statement	1,723	(875)	(3,244)	(1,195)	251	(3,340)
Disposal of a subsidiary (note(32(b))	(10)	—	—	—	—	(10)
At 31 December 2006	13,094	8,885	4,847	4,199	2,030	38,055
(Charged)/credited to income statement	(6,768)	(3,198)	8,101	23,914	1,677	23,726
Disposal of a subsidiary (note 32(b))	(21)	—	—	—	—	(21)
At 31 December 2007	**6,305**	**5,687**	**12,948**	**28,113**	**3,707**	**56,760**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

14 DEFERRED INCOME TAX (CONTINUED)

(a) The Group (continued)

Deferred income tax liabilities:

At 1 January 2006	(4,147)	(194,506)	(22,610)	—	(866)	(222,129)
Acquisition of jointly controlled entities	—	(14,576)	(263)	—	(237)	(15,076)
Credited to income statement	470	5,074	2,292	—	695	8,531
Disposal of a subsidiary (note 32(b))	—	446	149	—	—	595
At 31 December 2006	(3,677)	(203,562)	(20,432)	—	(408)	(228,079)
Credited/(charged) to income statement	1,443	53,287	12,966	—	(408)	67,288
Charged to equity	—	—	—	(1,131,765)	—	(1,131,765)
Disposal of a subsidiary (note 32(b))	—	991	333	—	—	1,324
At 31 December 2007	**(2,234)**	**(149,284)**	**(7,133)**	**(1,131,765)**	**(816)**	**(1,291,232)**

(i) Certain unpaid staff welfare of the Group were deductible for PRC current income tax purpose. However, it did not meet the definition of liabilities under HKFRS, which resulted in a deferred income tax liability

Deferred income tax assets are recognized for tax losses carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. The Group did not recognize deferred income tax assets of approximately RMB52,736,000 (2006: approximately RMB52,096,000) in respect of tax losses, as the Directors believe it is more likely than not that such tax losses would not be realized before their expiry between 2008 to 2012. The expiry of related unrecognized deferred income tax assets are analyzed as follows:

	At 31 December	
	2007	2006
	RMB'000	RMB'000
Within 1 year	7,931	14,983
Between 1 and 2 years	1,676	8,877
Between 2 and 3 years	13,053	2,754
Between 3 and 4 years	8,770	16,418
Between 4 and 5 years	21,306	9,064
	52,736	52,096

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

14 DEFERRED INCOME TAX (CONTINUED)

(b) The Company

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Deferred income tax liabilities to be settled after more than 12 months	(99,751)	(86)

The gross movement on the deferred income tax account is as follows:

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
At beginning of the year	(86)	512
Credited/ (charged) to income statement	825	(598)
Charged to equity	(100,490)	—
At end of the year	(99,751)	(86)

The movement in deferred income tax assets and liabilities during the year ended 31 December 2007, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets:

	[illegible] of assets [illegible]	[illegible]	[illegible]
At 1 January 2006	157	2,317	2,474
Credited/(charged) to income statement	194	(1,898)	(1,704)
At 31 December 2006	351	419	770
Credited to income statement	315	352	667
At 31 December 2007	**666**	**771**	**1,437**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

14 DEFERRED INCOME TAX (CONTINUED)

(b) The Company (continued)

Deferred income tax liabilities:

	[illegible]	[illegible]	[illegible]
At 1 January 2006	(1,962)	—	(1,962)
Credited to income statement	1,106	—	1,106
At 31 December 2006	(856)	—	(856)
Credited to income statement	158	—	158
Charged to equity	—	(100,490)	(100,490)
At 31 December 2007	**(698)**	**(100,490)**	**(101,188)**

(i) Certain unpaid staff welfare of the Company were deductible for PRC current income tax purpose However, it did not meet the definition of liabilities under HKFRS, which resulted in a deferred income tax liability.

15 INVENTORIES

(a) The Group

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Raw materials	21,212	17,427
Finished goods/goods held for resale	6,858	5,798
Consumables and supplies	29,579	26,016
	57,649	49,241

The cost of inventories recognized as expense and included in cost of sales amounted to approximately RMB413,819,000 (2006: approximately RMB466,080,000) (note 25)

The Group wrote down the inventories to the net realizable value by approximately RMB277,000 for the year ended 31 December 2007 and reversed a previous inventory write-down by approximately RMB87,000 for the year ended 31 December 2006 (note 25).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

15 INVENTORIES (CONTINUED)

(b) The Company

	At 31 December 2007 RMB'000	[illegible]
Raw materials	2,881	2,909
Finished goods/goods held for resale	34	287
Consumables and supplies	427	804
	3,342	4,009

16 TRADE AND OTHER RECEIVABLES

(a) The Group

	At 31 December 2007 RMB'000	[illegible]
Trade receivables	85,910	67,188
Less: provision for impairment of trade receivables	(5,133)	(6,374)
Trade receivables — net	80,777	60,814
Amounts due from related parties (note 35(b))	144,756	02,125
Prepayments and deposits	138,114	75,686
Loans to third parties	2,632	3,756
Receivables on disposal of a subsidiary (note 32(b))	—	55,748
Others	27,923	26,349
Less: provision for impairment of other receivables	(4,724)	(6,726)
Other receivables — net	308,701	257,938
	389,478	318,752

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

16 TRADE AND OTHER RECEIVABLES (CONTINUED)

(a) The Group (continued)

The majority of the Group's sales in its Hotel Related Businesses are retail sales and no credit terms are granted. For certain corporate or travel agency customers, the sales are made with credit terms from 30 to 90 days generally. Ageing analysis of trade receivables at respective balance sheet dates are as follows:

	At 31 December	
	2007	
	RMB'000	
Current to 3 months	73,426	55,119
3 months to 1 year	8,572	5,986
Over 1 year	3,912	6,083
	85,910	67,188

The carrying amount of trade and other receivables approximate their fair value.

As at 31 December 2007, trade and other receivables of approximately RMB24,455,000 (2006: approximately RMB22,645,000) were impaired and the amount of provision for impairment was approximately RMB9,857,000 (2006: approximately RMB12,100,000). The impairment was firstly assessed individually for individual significant or long ageing balances, and the remaining balances were grouped for collective assessment according to their ageing and historical default rates as these customers were of similar credit risk characteristics. Ageing analysis of these receivables at respective balance sheet dates are as follows:

	At 31 December	
	2007	
	RMB'000	
Current to 3 months	11,121	5,708
3 months to 1 year	5,057	3,764
Over 1 year	8,277	13,188
	24,455	22,645

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

16 TRADE AND OTHER RECEIVABLES (CONTINUED)

(a) The Group (continued)

Movements on the provision for impairment of trade and other receivables are as follows:

	Year ended 31 December	
	2007 RMB'000	[illegible]
At beginning of the year	(12,100)	(22,533)
Receivables written off as uncollectible	2,387	12,623
Provision for impairment of trade and other receivables (note 25)	(144)	(2,190)
At end of the year	(9,857)	(12,100)

The creation and release of provision for impaired receivables have been included in "Administrative expenses" in the consolidated income statement (note 25).

The maximum exposure of the Group to credit risk at the balance sheet date was the fair value of trade and other receivables as mentioned above. The Group did not hold any collateral as security.

(b) The Company

	At 31 December	
	2007 RMB'000	[illegible]
Trade receivables	11,022	6,611
Less: provision for impairment of trade receivables	(211)	(222)
Trade receivables — net	10,811	6,389
Amounts due from related parties (note 35(c))	287,615	25,664
Prepayments and deposits	9,995	3,518
Receivables on disposal of a subsidiary	—	54,509
Others	217	1,696
Less: provision for impairment of other receivables	(248)	(310)
Other receivables — net	297,579	85,077
	308,390	91,466

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

16 TRADE AND OTHER RECEIVABLES (CONTINUED)

(b) The Company (continued)

Ageing analysis of trade receivables at respective balance sheet dates are as follows:

	At 31 December	
	2007	
	RMB'000	
Current to 3 months	10,593	6,074
3 months to 1 year	263	399
Over 1 year	166	138
	11,022	6,611

The carrying amount of trade and other receivables approximate their fair value.

17 RESTRICTED CASH — THE GROUP

	At 31 December	
	2007	
	RMB'000	
Mandatory reserve deposit	190,644	78,679

Restricted cash represents mandatory reserve deposit of Jin Jiang International Finance Company Limited, a subsidiary and non-bank finance company, placed with the People's Bank of China, the central bank of Mainland China. The weighted average effective interest rate on mandatory reserve deposit was 1.89% (2006: 1.89%) per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

18 CASH AND BANK DEPOSITS

(a) The Group

	At 31 December	
	2007	
	RMB'000	
Cash at bank and in hand	1,306,672	[illegible]
Bank deposits	636,619	[illegible]
	1,943,291	[illegible]
Less: long-term bank deposits due after 12 months	—	23,426
long-term bank deposits due within 12 months	—	23,426
Cash and cash equivalents	1,943,291	[illegible]
Cash and bank deposits denominated in		
— RMB	1,875,351	[illegible]
— US$ and HK$	67,940	[illegible]
	1,943,291	[illegible]

The weighted average effective interest rate on short-term bank deposits with maturities ranging from 7 days to 360 days was 4.07% (2006: 3.85%) per annum.

(b) The Company

	At 31 December	
	2007	
	RMB'000	
Cash at bank and in hand	211,364	[illegible]
Short-term bank deposits	120,000	[illegible]
Cash and cash equivalents	331,364	[illegible]
Cash and bank deposits denominated in		
— RMB	330,620	[illegible]
— US$ and HK$	744	[illegible]
	331,364	[illegible]

The weighted average effective interest rate on short-term bank deposits with maturities ranging from 7 days to 360 days was 4.25% (2006: 3.87%) per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

19 SHARE CAPITAL — THE GROUP AND THE COMPANY

	[illegible]	[illegible]	[illegible]
At 1 January 2006 (i)	724,254	—	—
Upon transformation by conversion of the following to share capital (ii)			
— Registered and paid-in capital	(724,254)	724,254	724,254
— Reserves	—	2,575,746	2,575,746
Issue of ordinary shares (iii)	—	1,265,000	1,265,000
At 31 December 2006 and 2007	—	4,565,000	4,565,000

(i) The Company was established in Mainland China on 16 June 1995 as a wholly state-owned company under the Company Law of Mainland China. The registered and paid-in capital of the Company upon incorporation was RMB200,000,000. Pursuant to a series of capital injections on 1 April 1998 and 10 October 1999, the registered and paid-in capital of the Company increased to approximately RMB724,254,000.

(ii) On 11 January 2006, the Company was transformed into a joint stock limited company by converting its paid-in capital of approximately RMB724,254,000 and reserves of approximately RMB2,575,746,000 as at 30 September 2005 into 3,300,000,000 ordinary shares of RMB1 per share.

(iii) The Company issued 1,100,000,000 and 165,000,000 ordinary shares of RMB1 per share at a price of HK$2.20 on 14 December 2006 and 18 December 2006, respectively, through a public offer in Hong Kong and an international placing. The Company received net proceeds of RMB2,676,059,000 from these new issues.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

20 RESERVES

(a) The Group

At 1 January 2006	986,158	175,299	74,126	—	1,473,251	—	2,708,834	(96,771)	2,612,063
Profit for the year	—	—	—	—	—	—	—	334,908	334,908
Effect on merger of equity interests in subsidiaries (vii)	—	—	—	—	(26,378)	—	(26,378)	—	(26,378)
Distribution to minority interests (ix)	(95,705)	—	—	—	—	—	(95,705)	—	(95,705)
Acquisition of equity interest in subsidiaries from minority interests (viii)	(57,426)	—	—	—	—	—	(57,426)	—	(57,426)
Capitalization of reserves into share capital upon transformation (note 19(i))	(477,681)	(41,455)	(24,446)	—	(2,032,164)	—	(2,575,746)	—	(2,575,746)
Profit appropriation	—	73,502	—	—	—	—	73,502	(73,502)	—
Dividends declared (note 31)	—	—	—	—	—	—	—	(26,472)	(26,472)
Issue of ordinary shares, net of issuing expenses of RMB184,515,000 (note 19(iii))	1,411,059	—	—	—	—	—	1,411,059	—	1,411,059
Transfer of reserves (ii)	—	49,680	(49,680)	—	—	—	—	—	—
At 31 December 2006	1,766,405	257,026	—	—	(585,291)	—	1,438,140	138,163	1,576,303
Profit for the year	—	—	—	—	—	—	—	383,417	383,417
Redemption from minority interests (x)	5,302	—	—	—	—	—	5,302	—	5,302
Fair value gains on available-for-sale financial assets – gross	—	—	—	—	—	2,833,268	2,833,268	—	2,833,268
Disposal of available-for-sale financial assets	—	—	—	—	—	(196,520)	(196,520)	—	(196,520)
Fair value gains on available-for-sale financial assets – tax	—	—	—	—	—	(659,187)	(659,187)	—	(659,187)
Profit appropriation	—	82,479	—	1,000	—	—	83,479	(83,479)	—
Dividends declared (note 31)	—	—	—	—	—	—	—	(118,690)	(118,690)
Transfer (xi)	—	(38,519)	—	—	—	—	(38,519)	38,519	—
At 31 December 2007	**1,771,707**	**300,986**	**—**	**1,000**	**(585,291)**	**1,977,561**	**3,465,963**	**357,930**	**3,823,893**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

20 RESERVES (CONTINUED)

(a) The Group (continued)

(i) Capital surplus represents premium arising from equity holders' contribution in excess of paid-in capital or from the issue of shares at a price in excess of their par value per share.

(ii) Pursuant to the Company Law of Mainland China and the articles of association of certain group companies, the Company and its subsidiaries in Mainland China are required to transfer 10% of its net profit, as determined under Mainland China accounting regulations, to statutory surplus reserve until the fund aggregates to 50% of their share capital; after the transfer of statutory surplus reserves, the Company and its subsidiaries in Mainland China can appropriate profit, subject to respective shareholders' approval, to discretionary surplus reserve.

The transfer to statutory and discretionary reserves must be made before distribution of dividends to equity holders. These reserves shall only be used to make good previous years' losses, to expand production operations, or to increase the capital of the respective company. The Company and its subsidiaries in Mainland China may transfer their respective statutory surplus reserve into share/paid-in capital, provided that the balance of the statutory surplus reserve after such transfer is not less than 25% of the registered capital.

(iii) Prior to 1 January 2006, pursuant to the then Company Law of Mainland China and their articles of association, the Company and its subsidiaries in Mainland China are required to transfer 5%-10% of its net profit, as determined under Mainland China accounting regulations, to statutory public welfare fund. From January 2006, according to the newly revised Company Law, the Company and its subsidiaries are not required to make such transfer, and the balance of the statutory public welfare fund as at 31 December 2005 was transferred into the statutory surplus reserve.

(iv) The financial institution general provision represents the provision for impairment losses made by a financial institution and subsidiary of the Group. Pursuant to Caijin [2005] No.49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions" issued by Ministry of Finance of PRC, financial institutions are required to maintain an adequate provision for impairment losses against their risk assets as defined. In addition to the specific provision for impairment losses, financial institutions are required to establish and maintain a general provision within shareholders' equity, through the appropriation of income to address unidentified potential impairment losses, and the general provision should not be less than 1% of the aggregate amount of risk assets as defined by this policy. The required provision level is to be achieved within a maximum of 5 years.

(v) Merger reserve represents the net effect arising from the application of merger accounting for business combinations resulting from transactions among entities under common control, as stated in note 1 above. It includes (1) the paid-in capital of the Transfer-in Companies and their retained earnings/(accumulated losses) before acquisitions by Jin Jiang International, which were credited/(debited) to merger reserve and (2) the considerations and other settlements paid by the Group to obtain the interests in these companies, which were debited to merger reserve.

(vi) Reserve on available-for-sale financial assets represents the changes in fair value, net of tax, on available-for-sale financial assets through equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

20 RESERVES (CONTINUED)

(a) The Group (continued)

(vii) Details of effect on merger of equity interests in subsidiaries are as follows

	[illegible]	[illegible]	[illegible]
For the year ended 31 December 2006			
Injection of additional capital to certain Transfer-in Companies by Jin Jiang International	59,055	—	59,055
Payments and payables by the Group to acquire equity interests of certain Transfer-in Companies and other state-owned enterprises under the control of Shanghai SASAC			
— considerations	(86,621)	—	(86,621)
— for net assets change between contract dates and dates of control transferred	1,188	—	1,188
	(26,378)	—	(26,378)

(viii) Acquisition of equity interests in subsidiaries from minority interests represents (1) the Company's acquisition of 2.14% equity interests in Jin Jiang Hotels Development in the year ended 31 December 2006, from minority interests who are not under common control of Shanghai SASAC (note 1(b)), and (2) the Group's acquisition of 48% equity interest in Shanghai Jinle Hotel Company Limited from its minority shareholder during the year ended 31 December 2006. As explained in note 2 above, these acquisitions are treated as transactions between equity holders and accordingly the considerations paid in excess of the respective shares of net assets are recorded as reduction of capital surplus.

(ix) Distribution to minority interests represents the Company's giving away for free 4.85% equity interest in Jin Jiang Hotels Development to other A Share public shareholders in the year ended 31 December 2006, including payment of respective portion of other A share non-public shareholders (note 1(b)). As set out in note 2 above, such transfer is treated as a transaction between equity holders and accordingly the respective share of net assets given away is recorded as a reduction of capital surplus.

(x) Redemption from minority interests represents the payment in shares received from other A share non-public shareholders of Jin Jiang Hotels Development in the year ended 31 December 2007 for their considerations in the share merger reform as mentioned in above (ix) which were previously made by the Company. Accordingly, such payment is treated as a transaction between equity holders and accordingly the redemptive share of net assets is recorded as an addition of capital surplus.

(xi) The Group adopted the Accounting Standards of Business Enterprises promulgated by the Ministry of Finance of PRC on 15 February 2006 (the "new PRC GAAP") for its PRC statutory financial statements since 1 January 2007. According to the relevant requirements under the new PRC GAAP, certain adjustments were made to retained earnings and statutory and discretionary surplus reserve upon first-time adoption of new PRC GAAP. Such adjustments are reflected in these financial statements as a transfer between retained earnings and statutory and discretionary surplus reserve in the year ended 31 December 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

20 RESERVES (CONTINUED)

(b) The Company

At 1 January 2006	2,195,464	46,305	26,669	—	2,268,438	142,409	2,410,847
Profit for the year	—	—	—	—	—	207,253	207,253
Dividends declared (note 31)	—	—	—	—	—	(26,472)	(26,472)
Capitalization of reserves into share capital upon transformation (note 19(i))	(2,509,835)	(41,465)	(24,446)	—	(2,575,746)	—	(2,575,746)
Profit appropriation	—	34,115	—	—	34,115	(34,115)	—
Issue of ordinary shares, net of issuing expenses of RMB184,515,000 (note 19(ii))	1,411,059	—	—	—	1,411,059	—	1,411,059
Transfer of reserves (note 20(a)(iii))	—	2,223	(2,223)	—	—	—	—
At 31 December 2006	1,096,678	41,188	—	—	1,137,866	289,075	1,426,941
Profit for the year	—	—	—	—	—	398,418	398,418
Dividends declared (note 31)	—	—	—	—	—	(118,690)	(118,690)
Fair value gains on available-for-sale financial assets – gross (note 20(a)(vi))	—	—	—	524,450	524,450	—	524,450
Disposal of available-for-sale financial assets	—	—	—	(122,489)	(122,489)	—	(122,489)
Fair value gains on available-for-sale financial assets – tax	—	—	—	(100,490)	(100,490)	—	(100,490)
Profit appropriation	—	45,423	—	—	45,423	(45,423)	—
Transfer (note 20(a)(xi))	—	(30,834)	—	—	(30,834)	30,834	—
At 31 December 2007	**1,096,678**	**55,777**	**—**	**301,471**	**1,453,926**	**554,214**	**2,008,140**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

21 TRADE AND OTHER PAYABLES

(a) The Group

	At 31 December	
	2007	
	RMB'000	
Trade payables	148,618	100,434
Payables for purchases of property, plant and equipment	183,290	96,356
Amounts due to related parties (note 35(b))	89,036	88,263
Salary and welfare payables	224,874	195,179
Other taxes payable	53,382	52,772
Accrued expenses	13,819	65,532
Advances from customers and buyers	157,884	100,526
Deposits from lessees and constructors	72,301	48,027
Others	86,787	45,796
	1,029,991	792,885

Ageing analysis of trade payables at respective balance sheet dates are as follows:

	At 31 December	
	2007	
	RMB'000	
Current to 3 months	115,317	93,002
3 months to 1 year	30,653	4,521
Over 1 year	2,648	2,911
	148,618	100,434

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

21 TRADE AND OTHER PAYABLES (CONTINUED)

(b) The Company

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Trade payables	944	2,378
Payables for purchases of property, plant and equipment	4,670	—
Amounts due to related parties (note 35(c))	8,204	5,853
Salary and welfare payables	16,175	25,593
Other taxes payable	3,523	2,563
Accrued expenses	12,558	59,460
Advances from customers	7,332	5,950
Others	2,477	3,375
	55,883	105,172

Ageing analysis of trade payable at respective balance sheet dates are as follows:

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Current to 3 months	846	2,092
3 months to 1 year	—	263
Over 1 year	98	23
	944	2,378

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

22 BORROWINGS

(a) The Group

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Borrowings included in non-current liabilities:		
Bank borrowings — secured	240,750	162,318
Bank borrowings — unsecured	215,218	1,630,835
	455,968	1,793,153
Less: current portion of long-term secured bank borrowings	(25,000)	(20,390)
current portion of long-term unsecured bank borrowings	—	(500,000)
	430,968	1,272,763
Borrowings included in current liabilities:		
Bank borrowings — secured	11,000	19,333
Bank borrowings — unsecured	35,000	156,500
Current portion of long-term secured bank borrowings	25,000	20,390
Current portion of long-term unsecured bank borrowings	—	500,000
	71,000	696,223

As at 31 December 2007, bank borrowings of approximately RMB251,750,000 (2006: approximately RMB181,651,000) were secured by property, plant and equipment of the Group with net book amount of approximately RMB341,735,000 (2006: approximately RMB319,563,000) (note 7).

All the bank borrowings were from state-owned banks (note 35(e)).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

22 BORROWINGS (CONTINUED)

(a) The Group (continued)

(i) The exposure of the Group's borrowings to interest-rate changes and the contractual repricing dates or maturity whichever is the earlier date are as follows:

Borrowings included in non-current liabilities:				
At 31 December 2007	**—**	**—**	**400,968**	**30,000**
At 31 December 2006	—	—	1,232,763	40,000
Borrowings included in current liabilities:				
At 31 December 2007	**21,000**	**50,000**	**—**	**—**
At 31 December 2006	175,883	520,390	—	—

The maturity of the borrowings included in non-current liabilities is as follows:

	At 31 December	
	2007	
	RMB'000	
Between 1 and 2 years	235,218	371,928
Between 2 and 5 years	165,750	860,835
Over 5 years	30,000	40,000
	430,968	1,272,763

(ii) The effective interest rates at respective balance sheet dates were as follows.

	At 31 December	
	2007	
	RMB'000	
Borrowings denominated in RMB	6.1635%	5.2879%
Borrowings denominated in US$	6.3165%	6.090[illegible]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

22 BORROWINGS (CONTINUED)

(a) The Group (continued)

(iii) The carrying amounts and fair values of non-current bank borrowings are as follows:

	[illegible]	[illegible]
At 31 December 2007	**430,968**	**416,506**
At 31 December 2006	1,272,763	1,239,076

The fair values of non-current borrowings are estimated based on discounted cash flow approach using the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the respective balance sheet dates.

The carrying amounts of current borrowings approximate their fair values.

(iv) The carrying amounts of the Group's borrowings are denominated in the following currencies:

	At 31 December	
	2007	2006
	RMB'000	RMB'000
RMB	472,750	1,925,408
US$	29,218	43,578
	501,968	1,968,986

(b) The Company

	At 31 December	
	2007	2006
	RMB'000	RMB'000
Borrowings included in non-current liabilities:		
Bank borrowings — unsecured	450,000	620,000
Borrowings included in current liabilities:		
Bank borrowings — unsecured	—	500,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

22 BORROWINGS (CONTINUED)

(b) The Company (continued)

(i) The exposure of the Company's borrowings to interest-rate changes and the contractual repricing dates or maturity whichever is the earlier date are as follows:

	[illegible]	[illegible]	[illegible]	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]
Borrowings included in non-current liabilities:				
At 31 December 2007	—	—	**50,000**	—
At 31 December 2006	—	—	620,000	—
Borrowings included in current liabilities:				
At 31 December 2007	—	—	—	—
At 31 December 2006	—	500,000	—	—

The maturity of the borrowings included in non-current liabilities is as follows.

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Between 1 and 2 years	**50,000**	320,000
Between 2 and 5 years	**—**	300,000
	50,000	620,000

(ii) The effective interest rates at respective balance sheet dates were as follows:

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Borrowings denominated in RMB	**5.6700%**	5.2500%

(iii) The carrying amounts and fair values of non-current bank borrowings are as follows

	[illegible]	[illegible]
At 31 December 2007	**50,000**	**48,726**
At 31 December 2006	620,000	608,638

The carrying amounts of current borrowings approximate their fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

23 OTHER INCOME

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Gain on disposal of other financial assets at fair value through profit or loss	—	289
Gain on disposal of land use rights	4,116	11,659
Subsidy income	7,853	8,849
Gain on disposal of a subsidiary (note 32(b))	82,011	83,554
Interest Income	42,217	8,715
Dividend income		
— Unlisted equity investments	26,587	27,897
— Listed equity investments	9,051	—
	35,638	27,897
Gain on disposal of available-for-sale financial assets	209,578	3,666
	381,413	144,629

24 OTHER EXPENSES

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Bank charges	28,537	25,616
Loss on disposal of property, plant and equipment	17,477	12,307
	46,014	37,923

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

25 EXPENSES BY NATURE

Expenses included in cost of sales, selling and marketing expenses and administrative expenses are analyzed as follows:

	Year ended 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Cost of inventories sold (note 15)	413,819	466,080
Employee benefit expense (note 26)	981,519	834,647
Utility cost and consumables	359,977	300,637
Business tax, property tax and other tax surcharges	217,192	202,298
Operating leases		
— machinery	325	1,487
— land and buildings	91,396	51,740
	91,721	53,227
Auditors' remuneration	10,445	6,674
Depreciation of property, plant and equipment (note 7)	402,524	340,824
Amortization of land use rights (note 8)	26,169	24,967
Amortization of intangible assets (note 9)	718	619
Repairs and maintenance	63,445	45,657
Provision for impairment of property, plant and equipment (note 7)	7,135	9,906
Write-down/(reversal of write-down) inventories (note 15)	277	(87)
Provision for impairment of trade and other receivables (note 16)	144	2,190

26 EMPLOYEE BENEFIT EXPENSE

	Year ended 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Wages and salaries	581,567	536,340
Retirement and housing benefits (a)	177,772	122,729
Welfare and other expenses	222,180	175,378
	981,519	834,647
Number of employees	18,789	17,283

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

26 EMPLOYEE BENEFIT EXPENSE (CONTINUED)

(a) Retirement benefit and housing benefits schemes

The employees of the Group participate in various pension plans organized by the relevant municipal and provincial governments under which the Group is obliged to make monthly defined contributions to these plans based on percentages of the employees' monthly salaries and wages, subject to a certain ceiling. The employees are also entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds.

The Group had no further obligation for post-retirement benefits or housing funds beyond the payments above.

(b) Directors', supervisors' and senior management's emoluments

The emoluments of every director and supervisor for the year ended 31 December 2007, on a named basis, are set out as below:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Directors					
Mr. Yu Minliang	—	—	—	—	—
Mr. Shen Maoxing	—	—	—	—	—
Ms. Chen Wenjun	—	—	—	—	—
Mr. Yang Weimin	—	192	211	93	496
Mr. Chen Hao	—	186	200	90	476
Mr. Yuan Gongyao	—	140	159	68	367
Mr. Xu Zurong	—	147	122	72	341
Mr. Han Min	—	140	159	68	367
Mr. Kang Ming	—	102	92	51	245
Mr. Ji Gang	100	—	—	—	100
Mr. Xia Dawei	100	—	—	—	100
Mr. Sun Dajian	100	—	—	—	100
Dr. Rui Mingjie	100	—	—	—	100
Mr. Yang Menghua	100	—	—	—	100
Dr. Tu Qiyu	100	—	—	—	100
Mr. Shen Chengxiang	100	—	—	—	100
Mr. Lee Chung Bo	100	—	—	—	100
	800	907	943	442	3,092

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

26 EMPLOYEE BENEFIT EXPENSE (CONTINUED)

(b) Directors', supervisors' and senior management's emoluments (continued)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Supervisors					
Mr. Wang Guoxing	—	—	—	—	—
Mr. Wang Xingze	—	140	159	68	367
Mr. Ma Mingju	—	—	—	—	—
Ms. Chen Junjin	—	—	—	—	—
Ms. Jiang Ping	—	—	—	—	—
Mr. Zhou Qiquan	—	—	—	—	—
	—	140	159	68	367
	800	1,047	1,102	510	3,459

The emoluments of every director and supervisor for the year ended 31 December 2006, on a named basis, are set out as below:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Directors					
Mr. Yu Minliang	—	—	—	—	—
Mr. Shen Maoxing	—	—	—	—	—
Ms. Chen Wenjun	—	—	—	—	—
Mr. Chen Liming (iv)	—	—	—	—	—
Mr. Zhang Baohua (i)	—	—	—	—	—
Mr. Yang Weimin	—	192	188	27	407
Mr. Chen Hao	—	186	174	27	387
Mr. Yuan Gongyao (ii)	—	132	93	19	244
Mr. Xu Zurong (v)	—	12	—	2	14
Mr. Han Min (v)	—	12	—	2	14
Mr. Kang Ming (v)	—	9	—	2	11
Mr. Ji Gang (vi)	—	—	—	—	—
Mr. Xia Dawei (vi)	—	—	—	—	—
Mr. Sun Dajian (vi)	—	—	—	—	—
Dr. Rui Mingjie (vi)	—	—	—	—	—
Mr. Yang Menghua (vi)	—	—	—	—	—
Dr. Tu Qiyu (vi)	—	—	—	—	—
Mr. Shen Chengxiang (vi)	—	—	—	—	—
Mr. Lee Chung Bo (vi)	—	—	—	—	—
	—	543	455	79	1,077

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

26 EMPLOYEE BENEFIT EXPENSE (CONTINUED)

(b) Directors', supervisors' and senior management's emoluments (continued)

Supervisors					
Mr. Wang Guoxing	—	—	—	—	—
Ms. Li Minyou (i)	—	—	—	—	—
Mr. Wang Fengqi (i)	—	46	7	4	57
Mr. Wang Xingze (ii)	—	132	93	19	244
Mr. Ma Mingju (iii)	—	—	—	—	—
Ms. Chen Junjin (ii)	—	78	42	17	137
Ms. Jiang Ping (ii)	—	—	—	—	—
Mr. Zhou Qiquan (ii)	—	—	—	—	—
	—	256	142	40	438
	—	799	597	119	1,515

(i) Resigned on 8 April 2006.
(ii) Appointed on 8 April 2006.
(iii) Resigned as a director on 8 April 2006 and appointed as a supervisor thereafter.
(iv) Resigned on 19 November 2006.
(v) Appointed on 19 November 2006.
(vi) Appointed on 20 November 2006.

The emoluments fell within the following bands:

	Year ended 31 December 2007 Number	
Nil to RMB936,000 (equivalent to HK$1,000,000)	27	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

26 EMPLOYEE BENEFIT EXPENSE (CONTINUED)

(c) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group during the year ended 31 December 2007 do not include any directors of the Company. The emoluments payable to these individuals during the year ended 31 December 2007 are as follows

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Salary and allowances	7,048	8,466
Discretionary bonuses	1,175	671
Retirement scheme contributions	184	136
	8,407	9,273

The emoluments fell within the following bands:

	Year ended 31 December	
	2007	2006
	Number	Number
RMB936,000 to RMB1,405,000 (equivalent to HK$1,500,000)	1	—
RMB1,405,000 to RMB1,873,000 (equivalent to HK$2,000,000)	2	4
RMB1,873,000 to RMB2,341,000 (equivalent to HK$2,500,000)	2	1
	5	5

(d) During the year ended 31 December 2007, no directors, supervisors, senior management or the five highest paid individuals of the Group waived any emoluments and no emoluments were paid by the Group to any of the directors, supervisors, senior management or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

27 FINANCE COSTS

	Year ended 31 December	
	2007	
	RMB'000	
Interest expenses		
— Bank borrowings wholly repayable within 5 years	59,696	91,861
— Bank borrowings wholly repayable over 5 years	1,818	1,943
	61,514	93,804
Less: amounts capitalized in property, plant and equipment (note 7)	(7,264)	(9,223)
	54,250	84,581
Net foreign exchange losses	38,466	—
	92,716	84,581

28 INCOME TAX EXPENSE

	Year ended 31 December	
	2007	
	RMB'000	
Mainland China current corporate income tax ("CIT")	202,505	155,200
Hong Kong profits tax	—	86
Deferred income tax (note 14)	(91,014)	(5,191)
	111,491	150,095

Provision for Mainland China CIT is calculated based on the statutory income tax rate of 33% on the assessable income of the Group's subsidiaries operating in Mainland China during the year ended 31 December 2007 as determined in accordance with the relevant Mainland China income tax rules and regulations except for as described below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

28 INCOME TAX EXPENSE (CONTINUED)

The Company, Jin Jiang Hotels Development, Shanghai Jin Jiang International Hotel Investment Company Limited, Jin Jiang International Hotel Management Company Limited, Shanghai New Asia Café de Coral Company Limited, Shanghai Jinhua Hotel Co., Ltd. and Shanghai Jin Jiang Tomson Hotel Company Limited were registered in Shanghai Pudong New Area and approved to be entitled to the preferential income tax rate of 15% during the year ended 31 December 2007 (2006: 15%).

Hong Kong profits tax is provided at a rate of 17.5% on the estimated assessable profits of the Group's subsidiary incorporated in Hong Kong during the year ended 31 December 2007 (2006: 17.5%). As at 31 December 2007, the Group's subsidiary incorporated in Hong Kong suffered a taxable loss and no Hong Kong profits tax accordingly.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of 33% in Mainland China as follows:

	Year ended 31 December	
	2007	
	RMB'000	
Profit before income tax	647,174	595,774
Tax calculated at a tax rate of 33%	213,567	196,605
Effect of different taxation rates	(41,252)	(14,666)
Effect of change of tax rates (a)	(48,212)	–
Income not subject to tax	(26,114)	(9,439)
Expenses not deductible for tax purposes	9,921	3,566
Tax losses for which no deferred income tax assets were recognized	24,469	10,479
Utilization of previous unrecognized tax losses	(551)	(8,695)
Effect of share of profit tax of associates	(32,373)	(27,754)
Unrealized profit on internal assets transfer	12,036	–
Income tax expense	111,491	150,095

(a) The National People's Congress approved the Corporate Income Tax Law of PRC (the "new CIT Law") on 16 March 2007, which will be effective from 1 January 2008 and the State Council announced the Detail Implementation Regulations ("DIR") on 6 December 2007. The Group's management assesses that under the new CIT Law and DIR, the CIT rate applicable to the Company and its subsidiaries, excluding the subsidiary incorporated in Hong Kong, will be 25%, which will replace the currently applicable tax rates of 33% or 15%, since 1 January 2008.

Since the deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate affects the determination of the carrying values of the deferred income tax assets and liabilities of the Group. Following the new CIT Law and DIR, the deferred income tax assets and liabilities were written down by approximately RMB5,237,000 and approximately RMB53,449,000, respectively, as the result of the change in the applicable tax rates, which arrived at a net income tax gain of approximately RMB48,212,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

29 PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company have been dealt with in the financial statements of the Company to the extent of approximately RMB398,418,000 (2006: approximately RMB207,253,000).

30 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year adjusted for as if 3,300,000,000 ordinary shares issued at 11 January 2006 upon conversion of the Company into a joint stock limited company had been outstanding since 1 January 2006.

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Profit attributable to equity holders of the Company	383,417	334,908
Weighted average number of ordinary shares in issue (thousands)	4,565,000	3,360,575
Basic earnings per share (RMB cents)	8.40	9.97

As there are no potentially dilutive securities, there is no difference between the basic and diluted earnings per share.

31 DIVIDENDS

The dividends paid in 2007 were RMB118,690,000 (2006: RMB172,612,000), representing the final dividend of RMB2.6 cents per share in respect of year ended 31 December 2006. The rate of dividends paid in 2006 is not presented as such information is not considered meaningful for the Company prior to its Listing.

The Directors recommend the payment of a final dividend of RMB3.0 cents per share, totalling RMB136,950,000 at the Board meeting on 18 April 2008. Such dividend is to be approved by the shareholders at the Annual General Meeting on 17 June 2008. These financial statements do not reflect such dividend payable.

	Year ended 31 December	
	2007	2006
	RMB'000	RMB'000
Proposed final dividend of RMB3.0 cents (2006: RMB2.6 cents) per share	136,950	118,690
Special dividend declared and paid prior to the Listing	—	26,472
	136,950	145,162

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

32 NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit for the year to cash generated from operations:

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Profit for the year		535,683	446,679
Adjustments for:			
— income tax expense	28	111,491	150,095
— depreciation of property, plant and equipment	25	402,524	340,824
— amortization of land use rights	25	26,169	24,967
— amortization of intangible assets	25	718	679
— loss on disposal of property, plant and equipment	24	17,477	12,807
— gain on disposal of land use rights	23	(4,116)	(11,659)
— provision for impairment of property, plant and equipment	25	7,135	9,906
— provision for impairment of trade and other receivables	25	144	2,196
— write-down/(reversal of write-down) inventories to net realizable value	25	277	(87)
— gain on disposal of a subsidiary	23	(82,011)	(83,554)
— interest income	23	(42,217)	(8,716)
— interest expenses	27	54,250	84,581
— net foreign exchange losses	27	38,466	—
— share of results of associates	12	(98,099)	(83,949)
— gain on disposal of available-for-sale financial assets	23	(209,578)	(3,666)
— dividend income	23	(35,638)	(27,891)
Changes in working capital:			
— restricted bank deposits	17	(111,965)	(10,387)
— inventories		(8,143)	715
— trade and other receivables		(68,477)	(64,917)
— other financial assets at fair value through profit or loss		—	2,322
— trade and other payables		174,222	17,120
Cash generated from operations		708,312	806,600

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

32 NOTES TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b) Disposal of a subsidiary

In November 2006 and July 2007, the Group sold its 45% and 44% equity interest in Jiu Long Hotel to Shanghai Greenland Commercial (Group) Co., Ltd., for a consideration of approximately RMB114,748,000 and RMB112,200,000, respectively. Jiu Long Hotel was a wholly subsidiary of the Group before such disposal and became an available-for-sale financial asset thereafter.

Details of the disposal are as below:

	Year ended 31 December	
	2007 RMB'000	2006
Cash consideration received at end of the year	112,200	59,000
Cash consideration receivable at end of the year (note 16(a))	—	55,748
Total consideration	112,200	114,748
Less: share of net assets disposed	(30,189)	(31,194)
Gain on disposal	82,011	83,554

The assets and liabilities attributable to 55% (2006: 45%) equity interest of Jiu Long Hotel at the date of disposal are as below:

	Year ended 31 December	
	2007 RMB'000	2006
Cash and cash equivalents	2,008	1,643
Property, plant and equipment (note 7)	62,418	51,070
Land use rights (note 8)	2,207	1,806
Inventories	909	744
Trade and other receivables	1,212	992
Deferred income tax liabilities (note 14)	(1,303)	(585)
Borrowings, current	(26,125)	(21,375)
Trade and other payables	(3,590)	(3,101)
Net assets disposed	37,736	31,194
Share of net assets transferred to available-for-sale financial assets	(7,547)	—
Share of net assets disposed	30,189	31,194
Cash proceeds received from disposal occurred in July 2007	112,200	—
Cash proceeds received from disposal occurred in November 2006	55,748	59,000
Cash and cash equivalents disposed	(2,008)	(1,643)
Cash inflow on disposal	165,940	57,357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

32 NOTES TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(c) Change of a jointly controlled entity to an associate

Shanghai New Asia Cafe' de Coral Company Limited ("New Asia Cafe' de Coral"), with its 50% equity held by the Group, was jointly controlled by the Group and the other party and proportionately consolidated by the Group until 30 June 2006. On 1 July 2006, pursuant to the revision of the articles of association made by the investors, Shanghai New Asia Cafe' de Coral Company Limited was no longer jointly controlled by the Group and the other party, and was no longer proportionately consolidated by the Group.

The assets and liabilities of 50% share of New Asia Cafe' de Coral on 30 June 2006 were stated as below.

	[illegible]
Cash and cash equivalents	8,255
Property, plant and equipment (note 7)	21,811
Intangible assets (note 9)	375
Inventories	1,599
Trade and other receivables	2,926
Trade and other payables	(12,497)
Share of net assets transferred to investment in associates	22,469
Cash and cash equivalents transferred out	(8,255)

33 COMMITMENTS

(a) Capital commitments

Capital expenditure at 31 December 2007 but not yet incurred is as follows:

(i) The Group

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Acquisition of property, plant and equipment — contracted but not provided for	311,459	321,668

(ii) The Company

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Acquisition of property, plant and equipment — contracted but not provided for	18,179	8,36[illegible]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

33 COMMITMENTS (CONTINUED)

(a) Capital commitments (continued)

(ii) The Company (continued)

Besides, the Group committed to acquire a hotel property in the north-western region of China from an independent third party at a consideration of its asset valuation (not exceeding RMB 230,000,000) according to a framework agreement signed in December 2007. No consideration was paid and the acquisition was not provided for as at 31 December 2007.

(b) Operating lease commitments

The Group leases various premises, offices and machinery and also lease out space in hotels under non-cancellable operating lease agreements. The rental revenue recognized and the lease expenditure expensed in the consolidated income statement during the year ended 31 December 2007 is disclosed in notes 6(a) and 25, respectively.

Leases with different lessees and lessors are negotiated for terms ranging from 1 year to 20 years with different renewal options, escalation clauses and restrictions on subleasing. When certain rental receipts and lease payments of properties are based on the higher of minimum guaranteed rentals or revenue level based rentals, the minimum guaranteed rentals have been used to arrive at the commitments below.

(i) The Group

The future aggregate minimum lease rentals receipts under non-cancellable operating leases are as follows:

	At 31 December	
	2007	[illegible]
	RMB'000	
Not later than 1 year	101,004	72,387
Later than 1 year and not later than 5 years	240,002	163,875
Later than 5 years	793,302	—
	1,134,308	236,262

The future aggregate minimum lease payments under non-cancellable operating leases are as follows

	At 31 December	
	2007	[illegible]
	RMB'000	
Not later than 1 year	135,080	77,378
Later than 1 year and not later than 5 years	551,127	316,523
Later than 5 years	1,654,669	972,465
	2,340,876	1,366,366

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

33 COMMITMENTS (CONTINUED)

(b) Operating lease commitments (continued)

(ii) The Company

The future aggregate minimum lease rentals receipts under non-cancellable operating leases are as follows:

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Not later than 1 year	45,793	2,610
Later than 1 year and not later than 5 years	170,421	2,952
Later than 5 years	726,170	—
	942,384	5,562

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Not later than 1 year	515	788
Later than 1 year and not later than 5 years	468	468
	983	1,256

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

34 BUSINESS COMBINATIONS OTHER THAN COMMON CONTROL COMBINATION — THE GROUP

During the year ended 31 December 2006, certain equity interests in existing jointly controlled entities of the Group were transferred or acquired from Jin Jiang International and its subsidiaries (other than the Group). Such transfers of equity interests in jointly controlled entities were accounted for using purchase method of accounting. Details are as follows:

(a) Acquisition of 57% equity interest in Shanghai New Garden Hotel from a subsidiary of Jin Jiang International on 31 March 2006:

	[illegible]	[illegible]
Cash and cash equivalents	4,422	4,422
Property, plant and equipment (note 7)	15,295	15,295
Available-for-sale financial assets (note 13)	140	140
Inventories	260	260
Trade and other receivables	1,438	1,438
Deferred income tax liabilities (note 14)	(922)	(922)
Borrowings, current	(11,970)	(11,970)
Trade and other payables	(5,331)	(5,331)
Income tax payable	(597)	(597)
Share of net assets	2,735	2,735
Total purchase consideration	2,735	
Purchase consideration settled in cash	(2,735)	
Cash and cash equivalents acquired	4,422	
Cash inflow on acquisition	1,687	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

34 BUSINESS COMBINATIONS OTHER THAN COMMON CONTROL COMBINATION — THE GROUP (CONTINUED)

(b) Transfer of additional 12.5% equity interest in Beijing Kunlun Hotel Company Limited from a subsidiary of Jin Jiang International on 30 April 2006:

	[illegible]	[illegible]
Cash and cash equivalents	6,217	6,217
Property, plant and equipment (note 7)	67,908	39,129
Intangible assets (note 9)	54	54
Investments in associates	135	135
Available-for-sale financial assets (note 13)	1,381	1,381
Inventories	1,088	1,088
Trade and other receivables	8,616	8,616
Deferred income tax liabilities (note 14)	(14,008)	(4,511)
Borrowings, current	(7,500)	(7,500)
Trade and other payables	(3,730)	(3,730)
Income tax payable	(1,106)	(1,106)
Share of net assets	59,055	39,773
Total purchase consideration	59,055	
Purchase consideration settled in cash	—	
Cash and cash equivalents acquired	6,217	
Cash inflow on acquisition	6,217	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

35 SIGNIFICANT RELATED PARTY TRANSACTIONS

(a) Related party transactions — The Group

Other than the Reorganisation and the related party transactions disclosed elsewhere in the consolidated financial statements the Group had the following significant related party transactions during the year ended 31 December 2007

	Year ended 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Transactions with Jin Jiang International		
— Provision of hotel services	1,315	2,505
— Provision of training services	28	1,166
— Sales of hotel supplies	963	270
	2,306	3,941
— Rental expenses paid	4,214	3,208
Transactions with subsidiaries of Jin Jiang International		
— Provision of hotel services	26,294	22,281
— Rental income received	917	847
— Provision of other services	3,174	3,407
	30,385	26,535
— Purchase of food and beverage	5,273	6,325
— Rental expenses paid	4,302	1,912
— Receipt of laundry services	3,023	4,426
— Receipt of other services	4,440	4,001
	17,038	16,664

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(a) Related party transactions — The Group (continued)

	Year ended 31 December 2007 RMB'000	[illegible]
Transactions with jointly controlled entities of the Group		
— Interest income received	2,146	[illegible]
— Sales of hotel supplies	7,356	[illegible]
— Management fees received	5,415	[illegible]
	14,917	[illegible]
— Interest expenses paid	760	[illegible]
— System management fee paid	3,099	[illegible]
	3,859	[illegible]
Transactions with associates of the Group		
— Rental income received	6,010	[illegible]
— Interest income received	7,338	[illegible]
— Management fees received	4,565	[illegible]
— Sales of hotel supplies	4,411	[illegible]
	22,324	[illegible]
— Purchase of food and beverage	15,326	[illegible]
— Interest expenses paid	151	[illegible]
	15,477	[illegible]
Transactions with companies with common directors		
— Management fees received	338	[illegible]
— Sales of hotel supplies	1,382	[illegible]
	1,720	[illegible]
— Purchase of food and beverage	6,115	[illegible]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b) Amounts due from/due to related parties — The Group

	At 31 December	
	2007 RMB'000	[illegible]
Amounts due from related parties (note 16(a))		
— Jin Jiang International	203	3,806
— Subsidiaries of Jin Jiang International	5,536	6,923
— Jointly controlled entities of the Group (i)	15,190	31,599
— Associates of the Group (ii)	107,729	59,176
— Companies with common directors	281	621
— A state-owned bank for disposal of investment in an associate	15,817	—
	144,756	102,125
Amounts due to related parties (note 21(a))		
— Jin Jiang International	(2,532)	(9,442)
— Subsidiaries of Jin Jiang International	(3,696)	(1,239)
— Jointly controlled entities of the Group (iii)	(69,141)	(63,203)
— Associates of the Group (iv)	(13,083)	(13,695)
— Companies with common directors	(584)	(684)
	(89,036)	(88,263)

(i) The balances include unsecured loans to jointly controlled entities of RMB12,040,000 as at 31 December 2007 (2006: RMB31,265,000) with effective interest rates of 5.98% (2006: 5.37%) per annum.

(ii) The balances include unsecured loan to an associate of RMB18,000,000 as at 31 December 2007 (2006: RMB13,000,000) with effective interest rates of 5.81% (2006: 5.81%) per annum and secured loans to associates of RMB76,500,000 as at 31 December 2007 (2006: RMB24,000,000) with effective interest rates of 6.55% (2006: 5.88%) per annum which were guaranteed by a third party company or pledged by their or third parties' properties.

(iii) The balances include deposits from jointly controlled entities of RMB68,754,000 as at 31 December 2007 (2006: RMB62,667,000) with the interest rates of 2.74% (2006: 0.72%) per annum.

(iv) The balances include deposits from associates of RMB13,003,000 as at 31 December 2007 (2006: RMB12,309,000) with effective interest rates of 0.72% (2006: 0.72%) per annum.

Other than disclosed above, balances with related parties are all unsecured and interest free.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c) Amounts due from/to related parties — The Company

	At 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Amounts due from related parties (note 16(b))		
— Jin Jiang International	—	3,482
— Subsidiaries of Jin Jiang International	1,000	1,955
— Subsidiaries of the Group	257,494	88,216
— Jointly controlled entities of the Group	18,572	18,446
— Associates of the Group	10,500	13,513
— Companies with common directors	49	52
	287,615	125,664
Amounts due to related parties (note 21(b))		
— Jin Jiang International	(1,305)	(1,258)
— Subsidiaries of the Group	(6,537)	(4,595)
— Subsidiaries of Jin Jiang International	(362)	—
	(8,204)	(5,853)

All the balances above are unsecured and interest free.

(d) Key management compensation

	Year ended 31 December	
	2007	[illegible]
	RMB'000	[illegible]
Salary and other allowances	2,272	2,009
Discretionary bonus	1,172	861
Retirement scheme contributions	472	158
	3,916	3,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

35 SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(e) Additional financial information on other state-owned enterprises

The Company is controlled by Jin Jiang International, and is ultimately controlled by Mainland China government, which also controls a significant portion of the productive assets and entities in Mainland China. In accordance with Hong Kong Accounting Standard 24 "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than Jin Jiang International and fellow subsidiaries, are also defined as related parties of the Company ("other state-owned enterprises").

In the Hotel Related Businesses, the Group is likely to have extensive transactions with the employees of other state-owned enterprises while such employees are on corporate business as well as management personnel and their close family members. These transactions are carried out on terms that are consistently applied to all customers and are made on a cash basis. Due to the vast volume and the pervasiveness of the Group's retail transactions in the hotel businesses, the Group is unable to determine the aggregate amount of such transactions for disclosure. Therefore, the information disclosed below does not include the retail sales to such related parties. Management believes that meaningful information relative to related party balances and transactions have been adequately disclosed.

(i) *Summary of significant transactions with other state-owned enterprises*

	Year ended 31 December 2007 RMB'000	2006
Interest income from state-owned banks	33,309	7,097
Interest expenses to state-owned banks	61,514	98,804

(ii) *Balances with other state-owned enterprises*

	At 31 December 2007 RMB'000	2006
Bank deposits in state-owned banks (1)	1,514,621	[illegible]
Amount due from a state-owned bank for a disposal of an investment in associates	15,847	—
Bank borrowings from state-owned banks (note 22)	(501,968)	[illegible]

(1) The weighted average effective interest rate on bank deposits to state owned banks with maturities ranging from 7 days to 360 days, were 4.07% (2006: 3.85%) per annum.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

36 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

As at 31 December 2007, the Company had direct and indirect interests in the following subsidiaries, jointly controlled entities and associates:

Company name	Country and date of incorporation	Issued/registered and paid-in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(a) Subsidiaries						
Jin Jiang Hotel Company Limited [illegible]	Mainland China, 30 May 1982	206,920	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Park Hotel Company Limited [illegible]	Mainland China, 21 December 1979	91,583	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Cypress Hotel Company Limited [illegible]	Mainland China, 28 January 1984	84,182	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang Pacific Hotel Company Limited [illegible]	Mainland China, 21 December 1979	40,649	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
YMCA Hotel Company Limited [illegible]	Mainland China, 23 October 1985	40,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Rainbow Hotel Company Limited [illegible]	Mainland China, 9 February 1986	21,951	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Galaxy Hotel Company Limited [illegible]	Mainland China, 22 August 1990	19,885	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai [illegible] Guest House Company Limited [illegible]	Mainland China, 16 July 2002	26,099	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Hotel Company Limited [illegible]	Mainland China, 29 August 1991	134,886	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
[illegible] Hotel Company Limited [illegible]	Mainland China, 22 January 2003	35,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai [illegible] Hotel Company Limited [illegible]	Mainland China, 25 March 1996	5,055	99.0%	1.0%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai [illegible] Hotel Company Limited [illegible]	Mainland China, 18 February 1982	20,704	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai [illegible] Great Wall Hotel Company Limited [illegible]	Mainland China, 26 April 1994	120,000	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai [illegible] Hotel Company Limited [illegible]	Mainland China, 11 November 1998	345,460	99.0%	1.0%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
[illegible] Hotel [illegible] Limited [illegible]	Mainland China, [illegible] November 1998	16,600	—	78.2%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

36 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Company name	Country and date of incorporation	Issued/registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(a) Subsidiaries (continued)						
Kunming Jin Jiang Hotel Company Limited 昆明錦江大酒店有限公司	Mainland China, 7 December 1985	US$8,000	75.0%	24.8%	Hotel ownership and operations, Kunming, Mainland China	Limited liability company
Jin Jiang International Finance Company Limited 錦江國際集團財務有限責任公司	Mainland China, 16 October 1997	300,000	90.0%	10.0%	Provision of intra-group treasury and financing services, Shanghai, Mainland China	Limited liability company
Jin Jiang Inn Company Limited 錦江之星旅館有限公司	Mainland China, 17 May 1996	179,712	71.2%	[illegible]0.1%	Budget hotel ownership, operations and franchising, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotel Investment Company Limited 上海錦江國際旅館投資有限公司	Mainland China, 20 December 2004	1,225,000	80.[illegible]%	[illegible]0.1%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Wuhan Jin Jiang International Hotel Company Limited 武漢錦江國際大酒店有限公司	Mainland China, 22 November 2004	220,000	50.[illegible]%	[illegible]5.2%	Hotel ownership and operations, Wuhan, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotels Development Company Limited 上海錦江國際酒店發展股份有限公司	Mainland China, 9 June 1993	603,241	50.3%	-	Hotel and restaurant ownership and operations, Shanghai, Mainland China	Joint stock limited company
Shanghai New Asia Food Company Limited 上海新亞食品有限公司	Mainland China, 1 November 1996	1,415	-	[illegible]0.3%	Food manufacturing, Shanghai, Mainland China	Limited liability company
Jin Jiang International Hotel Management Company Limited 錦江國際酒店管理有限公司	Mainland China, 1 December 1992	100,000	-	[illegible]0.3%	Star-rated hotel management, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Catering Investment Company Limited 上海錦江國際餐飲投資管理有限公司	Mainland China, 1 December 1992	149,930	-	[illegible]0.3%	Investment in and operation of restaurants, Shanghai, Mainland China	Limited liability company
Shanghai Jin Ya Hotel Company Limited 上海錦亞旅館有限公司	Mainland China, 1 December 1992	18,000	-	8[illegible].3%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Tianjin Jin Jiang Inn Company Limited 天津錦江之星旅館有限公司	Mainland China, 1 July 2003	40,000	-	9[illegible].1%	Budget hotel ownership and operations, Tianjin, Mainland China	Limited liability company
Qingdao Jin Jiang Inn Company Limited 青島錦江之星旅館有限公司	Mainland China, 21 March 2005	20,000	-	8[illegible].7%	Budget hotel ownership and operations, Qingdao, Mainland China	Limited liability company
Beijing Jin Jiang Inn Investment and Management Company Limited 北京錦江之星旅館投資管理有限公司	Mainland China, 22 July 2003	28,000	-	8[illegible].3%	Budget hotel ownership and operations, Beijing, Mainland China	Limited liability company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

36 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Company name	Country and date of incorporation	Issued/registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(a) Subsidiaries (continued)						
Xi'an Jin Jiang Inn Company Limited 西安錦江之星旅館有限公司	Mainland China, 24 June 2005	20,000	—	90.1%	Budget hotel ownership and operations, Qingdao, Mainland China	Limited liability company
Zhengzhou Jin Jiang Inn Company Limited 鄭州錦江之星旅館有限公司	Mainland China, 5 July 2005	20,000	—	90.1%	Budget hotel ownership and operations, Qingdao, Mainland China	Limited liability company
Shanghai Jin Min Hotel Company Limited 上海錦閔旅館有限公司	Mainland China, 5 July 2005	40,000	—	81.3%	Budget hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang International Hotels Group (HK) Company Limited 上海錦江國際酒店集團(香港)有限公司	Hong Kong, 14, February 2000	HK$70,736	98.6%	0.7%	Hotel reservation, Hong Kong	Limited liability company
Jian Guo Hotel 上海建國賓館有限公司 (i)	Mainland China, 30 October 1986	80,000	—	32.7%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Sofitel Hyland Shanghai 上海海侖賓館有限公司 (i)	Mainland China, 22 November 1985	62,626	—	33.5%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
(b) Jointly controlled entities						
Shanghai Hua Ting Hotel and Towers Company Limited 上海華亭賓館有限公司	Mainland China, 19 September 1985	120,000	50.0%	—	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Beijing Kunlun Hotel Company Limited 北京昆侖飯店有限公司	Mainland China, 24 May 1988	US$34,167	35.0%	12.4%	Hotel ownership and operations, Beijing, Mainland China	Limited liability company
Shanghai Jin Jiang Tomson Hotel Company Limited 上海錦江湯臣大酒店有限公司	Mainland China, 10 July 1993	US$24,340	—	25.2%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Thayer Jin Jiang Interactive Co., Ltd. 上海錦江德爾互動有限公司	Mainland China, 31 October 2005	US$3,000	—	25.2%	Software development and related services, Shanghai, Mainland China	Limited liability company
Shanghai New Garden Hotel 上海新苑賓館	Mainland China, 20 November 1984	13,975	57.0%	—	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2007

36 PARTICULARS OF PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES (CONTINUED)

Company name	Country and date of incorporation	Issued/registered and paid in capital RMB'000	Attributable equity interest Direct	Attributable equity interest Indirect	Principal activities and place of operation	Type of legal entity
(c) Associates						
Chengdu Jinhe Real Estate Company Limited [illegible]有限公司	Mainland China, 12 August 1993	18,000	30.0%	—	Hotel ownership and operations, Chengdu, Mainland China	Limited liability company
Wuxi Jin Jiang Grand Hotel Company Limited 无锡锦江大酒店有限公司	Mainland China, 16 December1994	67,570	25.0%	—	Hotel ownership and operations, Wuxi, Mainland China	Limited liability company
The Yangtze Hotel Limited 上海扬子江大酒店有限公司	Mainland China, 4 February 1985	US$53,000	—	20.1%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai Kentucky Fried Chicken Company Limited 上海肯德基有限公司	Mainland China, 5 May 1989	US$27,010	—	24.7%	Fast food operations, Shanghai, Mainland China	Limited liability company
Shanghai New Asia [illegible] Catering Company Limited [illegible]有限公司	Mainland China, 25 June 1992	35,000	—	20.6%	Restaurant operations, Shanghai, Mainland China	Limited liability company
Shanghai Yoshinoya Company Limited 上海吉野家快餐有限公司	Mainland China, 3 June 2002	US$4,800	—	20.1%	Fast food operations, Shanghai, Mainland China	Limited liability company
Shanghai Jin Jiang-Mac Wedding [illegible] Inc. [illegible]有限公司	Mainland China, 28 February 2005	US$3,000	—	20.1%	Provision of wedding services, Shanghai, Mainland China	Limited liability company
Shanghai Zhongya Hotel 上海中亚饭店	Mainland China, 12 March 1990	1,800	—	22.6%	Hotel ownership and operations, Shanghai, Mainland China	Limited liability company
Shanghai New Asia Café de Coral Company Limited 上海新亚大家乐餐饮有限公司	Mainland China, 12 December 1997	68,670	—	25.2%	Fast food operations, Shanghai, Mainland China	Limited liability company
Jiangsu Jin Jiang Nanjing Hotel Company Limited [illegible]	Mainland China, 12 October 1982	34,640	49%	—	Hotel ownership and operations, Nanjing, Mainland China	Limited liability company

(i) In early 2007, the Group obtained the control over these companies without change of its share of equity interests and accordingly accounted for these companies as subsidiaries.

37 EVENTS AFTER THE BALANCE SHEET DATE

Significant decrease in fair value of available-for-sale financial assets

With the significant decrease of the market prices of the listed equity investments held by the Group subsequent to the balance sheet date, the relevant fair value of available-for-sale financial assets as at 31 December 2007 decreased by RMB2,431,711,000 and the corresponding equity attributable to equity holders of the Company decreased by RMB1,026,960,000 based on the market prices as at 17 April 2008.

END